As filed with the Securities and Exchange Commission on May 3, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Stewart & Stevenson LLC
(to be converted under Delaware law to a corporation and renamed Stewart & Stevenson Inc.)
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	3533 (Primary Standard Industrial Classification Code Number)	20-3974034 (I.R.S. Employer Identification No.)

1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John B. Simmons
Chief Financial Officer
1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William F. Henze, Esq. J. Eric Maki, Esq. Jones Day 222 East 41st Street New York, NY 10017 (212) 326-3939	Stephan J. Feder, Esq. John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Amount(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$250,000,000	$29,025(3)

(1)
Includes shares subject to underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(3)
A registration fee of a totaling $38,780 was previously paid in connection with Registration Statement No. 333-138952 consisting of $32,100 paid on November 24, 2006 and $6,680 paid on October 30, 2007 and pursuant to Rule 457(p) is being applied to offset the registration fee payable hereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

Subject to completion, dated May 3, 2011

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary prospectus

                      shares

Stewart & Stevenson Inc.
Common Stock

This is an initial public offering of shares of our Common Stock. We are offering                  shares of our Common Stock, and the selling stockholders identified in this prospectus are selling an additional                  shares of Common Stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We currently conduct our operations as Stewart & Stevenson LLC. Prior to the consummation of this offering, we will convert under Delaware law to a corporation and change our name to Stewart & Stevenson Inc.

Prior to the offering, there has been no public market for our Common Stock. It is currently estimated that the initial public offering price per share of our Common Stock will be between $             and $             . We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol "             ."

Investing in our Common Stock involves risks. See "Risk factors" beginning on page 13.

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to us, before expenses	$		$
Proceeds to selling stockholders, before expenses	$		$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of                            additional shares of Common Stock. We will not receive any of the proceeds from the sale of additional shares of Common Stock by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Common Stock to purchasers on                           , 2011.

J.P. Morgan

                      , 2011

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Common Stock. You should read this prospectus in its entirety before making an investment decision. Unless otherwise indicated or the context otherwise requires, the terms "we," "our" and "us" refer to Stewart & Stevenson Inc. and its subsidiaries. Our fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, "Fiscal 2010" commenced on February 1, 2010 and ended on January 31, 2011. We report results on the fiscal quarter method, with each quarter comprising approximately 13 weeks. For example, the third quarter of Fiscal 2010 commenced on August 1, 2010 and ended on October 30, 2010.

Our company

We are a leading designer, manufacturer and provider of specialized equipment and aftermarket parts and service for the oil and gas industry and other industries that we have served for over 100 years.

In the North American region, the oil and gas industry is currently experiencing a significant transformation in the development of unconventional reserves as a result of innovative hydraulic fracturing technology. As a leading provider of critical equipment used to extract unconventional oil and gas reserves that would otherwise be uneconomical to develop, we believe that we are in a prime position to benefit from the rapid growth in the development of unconventional oil and gas resources, particularly in North America.

Our wide range of products covers hydraulic fracturing, well stimulation, workover, intervention and drilling operations. These products include pumping, acidizing, coil tubing, cementing and nitrogen units, drilling rigs, workover rigs, power generation systems and electrical support and distribution systems, as well as engines, transmissions and material handling equipment. We have a substantial installed base of products, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues from customers in the oil and gas, power generation and various other industries. In addition, we provide rental equipment to our customers, including generator sets, air compressors, rail car movers and material handling equipment.

With more than a century of continuous service across diverse industries, we have an established track record of providing a high-quality, technologically advanced series of products using state-of-the-art components, processes and techniques. We have long-standing relationships with six globally recognized original equipment suppliers, or OEMs—Detroit Diesel, MTU Friedrichshafen, Electro-Motive Diesel, Hyster, Allison Transmission and Deutz—with which we have conducted business for more than 40 years on average.

Demand for our products has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 76% and 82% of our equipment revenues and an estimated 72% and 78% of our total revenues in Fiscal 2009 and Fiscal 2010, respectively. Our extensive and diverse customer base includes many of the world's leading oilfield service companies, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

As of January 31, 2011, our equipment order backlog was $375.0 million, compared to $203.2 million as of January 31, 2010. In the fiscal year ended January 31, 2011, we generated revenues of $861.2 million, operating profit of $10.6 million and EBITDA of $59.1 million, compared with revenues of $688.7 million, operating loss of $2.6 million and EBITDA of $15.8 million in the fiscal year ended January 31, 2010. For a definition of EBITDA and a reconciliation of EBITDA to net earnings (loss) available for common unit holders, see "—Summary historical consolidated financial data."

Our business

We manage our business through the following two segments:

Manufacturing (representing 40% of revenues for Fiscal 2010).    We design, manufacture and market equipment for U.S. and international oilfield service providers and drilling and workover contractors, as well as national oil companies that require integrated and customized product solutions. We manufacture equipment specifically for hydraulic fracturing, well stimulation, well workover, intervention and drilling operations. Our manufactured products include integrated solutions, which incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. Our manufacturing segment benefits from our long-standing relationships with our globally recognized OEMs. We have five main manufacturing facilities across North America, comprising more than 600,000 square feet of space, that are strategically located to effectively service our customers' needs.

Distribution (representing 60% of revenues for Fiscal 2010).    We provide stand-alone products and aftermarket parts and service for products manufactured by us, our six key OEMs and other manufacturers. In addition, we provide rental equipment including generator sets, air compressors, rail car movers and material handling equipment to our customers. Our aftermarket parts and service operations, which provide us with a recurring, higher-margin source of revenue, serve customers engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, as well as other industries. Throughout the period of our relationship with our key OEMs, we have been the factory-authorized provider of their stand-alone products in specified territories, which include major oil and gas producing regions in the United States. Our arrangements with our six key OEMs generated approximately 57% of our aftermarket parts and service revenues in the fiscal year ended January 31, 2011. Our extensive distribution network is strategically positioned throughout major oil and gas producing regions, enabling us to effectively support our customers. We provide in-house servicing in close proximity to our customers' operational locations as well as on-site servicing. As of January 31, 2011, we employed over 650 trained and certified technicians utilizing approximately 575 service bays in the United States, Canada and abroad. Additionally, we provide aftermarket parts through our extensive network of approximately 185 authorized dealers.

Industry overview

We believe that we are well positioned to capitalize on favorable industry conditions in the markets we serve, particularly the oil and gas industry, as well as the other industries in which our customers operate.

Increasing capital spending in the oil and gas industry.    Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and natural gas producers. According to Spears & Associates, Inc., annual global drilling and completion expenditures (excluding Russia, China and Central Asia) have increased from $64 billion in 2000 to $231 billion in 2010, representing a compound annual growth rate of 14%. Although these capital expenditures decreased by 28% from 2008 to 2009, they are projected to increase at a compound annual growth rate of 9% from 2010 to 2016, reaching $378 billion.

Recovery in global drilling activity.    As a result of the economic downturn of 2009, there was a dramatic reduction in global drilling activity. However, according to Baker Hughes, Inc., the global rig count has recovered 63% from its low of 1,983 in May 2009 to 3,227 in December 2010, reflecting, among other things, the recent improvement in the global economy and the increased development of unconventional oil and gas resources. The global rig count of 3,434 in March 2011 is near its highest point in approximately 25 years.

Increasing U.S. onshore horizontal drilling activity.    Advances in drilling and completion technologies, including horizontal drilling and hydraulic fracturing, have made the development of many unconventional resources, such as oil and natural gas shale formations, economically attractive. This has led to a dramatic increase in the development of oil- and natural gas-producing shale formations, or "plays," in the United States. According to Baker Hughes, Inc., the North American horizontal rig count has risen from 335 in January 2007 to 947 in December 2010. Suppliers of products and services to the hydraulic fracturing industry currently are benefiting from drilling and completion trends that require more fracturing stages per well due to the increased horizontal length of the wells.

Increasing drilling in oil- and liquids-rich formations.    While the majority of U.S. drilling rigs currently are drilling in natural gas formations, there is increasing activity in oil- and natural gas liquids-rich formations, such as the Eagle Ford, Bakken and Niobrara Shales, as well as various resources in Oklahoma, including the Granite Wash. Although the oil and gas industry is cyclical and oil prices historically have been volatile, we believe that many of the oil- and liquids-rich plays are economically attractive at oil prices substantially below the current price of oil.

International interest in shale plays.    There is growing international interest in the development of unconventional oil and natural gas shale plays. This has resulted in a number of joint ventures between major U.S. and large international exploration and production, or E&P, companies related to shale plays in the United States. We believe that these joint ventures, which typically require international oil companies to commit cash up front and fund significant future capital expenditures, will generate additional demand for drilling and completion activity in the coming years. In addition, we believe that such joint ventures will continue to stimulate development of other oil and gas shale reservoirs outside the United States.

Fracturing fleet attrition should positively impact demand.    Existing hydraulic fracturing fleets are currently experiencing significantly higher levels of demand as the result of a significant increase in the number of fracturing stages per horizontal well and increased pump pressure rates associated with the fracturing stages, which are designed to maximize shale oil and gas production. This higher level of operation associated with shale oil and gas activity is expected to accelerate the replacement cycle of equipment.

Our strengths

We believe that our operations benefit from a number of competitive strengths, including the following:

Strong brand recognition.    We believe that the "Stewart & Stevenson" brand has long been recognized in the oil and gas industry, as well as in other industries we serve, and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Experienced provider of integrated solutions.    Our product lines include integrated, site-ready solutions, which incorporate a variety of components into a single system for a wide range of oilfield services and support applications. We believe that our engineered product offerings are highly distinguished in their technical specifications and are further enhanced by our aftermarket service and support. Our highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel have core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low- to high-voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software-driven control packages. We strongly believe in a partnership approach in the pursuit of our customer objectives, in which our highly qualified engineering and development teams commit to ensure that our products are tailored to meet specific customer requirements.

Established, diversified customer base.    We have strong, long-standing relationships with many of our top customers. We maintain a broad and diverse customer base, including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In the fiscal year ended January 31, 2011, no single customer accounted for more than 6% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 31% of our total revenues.

Extensive aftermarket business.    Our extensive network of facilities at over 50 strategic locations provides our customers with high-quality parts and service throughout the lifecycle of our products. Our extensive aftermarket parts and service sales, which are generally less sensitive to economic cycles, provide a source of recurring revenue and typically generate higher margins than our equipment sales. This business is supported by an experienced sales force of over 200 personnel and over 650 trained and certified technicians. Our depth of experience in the industries we serve and our significant, long-standing customer relationships are key components to our success. Combined with superior products, this knowledge enables us to serve our customers and fully address our markets.

Robust training program.    We are dedicated to training for our employees, dealers and customers utilizing our multiple training facilities, our staff of full-time trainers and an internet-based learning management system. We maintain over 200 instructor-led and internet-based courses. We provide our domestic and international customers with onsite training, technical documentation and quality control support. In 2010, we provided training to more than 500 employees and over 700 customers. Our training efforts ensure that our customers benefit from highly trained and experienced support for the products we offer, and we believe that they provide us a competitive advantage within our industry.

Highly experienced management team.    We have a highly qualified senior management team with extensive global experience in the industries we serve. Our board of directors includes individuals with extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation, who are prominently regarded for their distinguished accomplishments in the United States and abroad as well as their significant business experience. We believe that our board of directors provides us with an uncommon strategic resource and competitive advantage.

Our strategy

We believe that the implementation of the following strategic initiatives by our management team, under the leadership of our board of directors, will enable our company to take advantage of significant demand for our well-known product lines across the global marketplace.

Leverage the Stewart & Stevenson brand name.    We believe that our brand name enjoys significant domestic and international recognition, particularly in the oil and gas industry, and reflects our reputation for quality products, innovative solutions and dependable service. We intend to continue to prominently feature our brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and believe that technological innovations continue to enhance our brand. We believe that the strength of our brand helps us to cross-sell and diversify our product lines and expand our domestic and international operations.

Grow our position as a market leader.    We believe that our ability to customize our products to the specific needs of our customers, combined with our comprehensive aftermarket capabilities and broad geographic reach, position us to satisfy the growing requirements of participants in the oil and gas industry and other industries. We believe that the benefits of our cost effectiveness programs, combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be beneficiaries in the expected global economic recovery, will serve as key components to support our ability to grow.

Improve productivity and competitiveness.    We are fully committed to the continued enhancement of our productivity through process improvements and the expansion of our manufacturing and engineering capabilities. We continue to streamline our operations through an assembly flow line, lean manufacturing techniques, standardization, outsourcing and supply chain enhancements, while also focusing on opportunities to customize equipment to respond to the specific needs of our customers. We believe that our continued focus on these efforts enhances our competitive position.

Selectively pursue growth opportunities.    We intend to continue to selectively seek strategic growth opportunities domestically and internationally (particularly in Brazil, China and the United Arab Emirates), and organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capability. We pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, improving efficiency and growing our customer base.

Continue to develop a highly effective workforce.    We have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs, as well as attractive incentive compensation plans for the benefit of our employees. We are committed to continuing to attract and retain high-quality and experienced personnel.

Risks related to our business and an investment in our common stock

The risks and uncertainties described under "Risk factors" include, among others, the following factors that could have material adverse effects on our business, financial condition and operating results and the price of our Common Stock:

•
Periodic economic and industry downturns may adversely impact our operating results;

•
We face competition in each of our businesses;

•
Our international equipment sales and aftermarket parts and service operations are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations;

•
If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service business may suffer;

•
We generally quote our customers a fixed price for the equipment that we sell, which exposes us to the risk of cost overruns;

•
Increased regulation, including regulation of current fracturing techniques, could reduce demand for our well stimulation equipment; and

•
Our principal stockholder could exercise control of our affairs through his beneficial ownership of all of our Class B Common Stock.

See "Risk factors" for a discussion of the foregoing factors, as well as other factors that should be carefully considered prior to an investment in our Common Stock.

Our history

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from Stewart & Stevenson Services, Inc., or SSSI, and its affiliates on January 23, 2006, substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry, which we refer to collectively as the "SSSI Acquisition." Except as otherwise expressly noted, when we refer to financial and other information about us on a historical basis prior to that date, such information reflects the operations we acquired from SSSI prior to the acquisition.

On February 26, 2007, we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies, Inc. and certain of its affiliates, or Crown, which we refer to as the "Crown Acquisition." Crown, which was headquartered in Calgary, Alberta, had multiple U.S. operations. Crown manufactured drilling, well servicing and workover rigs, stimulation equipment and provided related parts and services.

The corporate conversion

We are currently operating as a Delaware limited liability company and, prior to the consummation of this offering, we will convert under Section 265 of the Delaware General Corporation Law into a corporation and change our name from Stewart & Stevenson LLC to Stewart & Stevenson Inc. We refer to this event as the "Corporate Conversion." Stewart & Stevenson Inc. will for all purposes of Delaware law, and we believe for all purposes of federal securities law, be deemed to be the same entity as Stewart & Stevenson LLC, and all of the rights, privileges and powers of Stewart & Stevenson LLC, as well as all of its assets and liabilities and other obligations, will become those of Stewart & Stevenson Inc.

The Corporate Conversion will not result in any revaluations or other changes under generally accepted accounting principles, or GAAP. However, as a taxable entity, Stewart and Stevenson Inc. will accrue and be subject to federal and state income tax obligations on a going forward basis. As of the date of the Corporate Conversion, we will establish deferred taxes representing the difference between the tax and book basis of our assets and liabilities. Such net tax liability created is currently estimated to be approximately $2.7 million at January 31, 2011 and will result in a corresponding adjustment to decrease net earnings from continuing operations. In connection with the Corporate Conversion, we will enter into a tax matters agreement pursuant to which we will indemnify various persons against any tax-related liability as a result of the Corporate Conversion.

Our common units outstanding will, in the case of our largest stockholder, Parman Capital Group LLC, which is controlled by Mr. Ansary, the chairman of our board of directors, convert based on a one-to-one conversion ratio into Class B Common Stock, representing 51.75% of our outstanding shares of total common stock (i.e., our Common Stock and Class B Common Stock together) without giving effect to this offering, and in respect of all other holders of common units will convert based on a one-to-one conversion ratio into Common Stock, representing 48.25% of our outstanding shares of total common stock, in each case without giving effect to this offering.

Subsequent event

On March 23, 2011, we acquired 100% of the stock of EMDSI-Hunt Power, L.L.C. ("EMDSI") in an all cash transaction from ITOCHU Corporation of Japan for total consideration of approximately $25.7 million, subject to final closing adjustments. The acquisition was funded from available cash and through borrowings under our revolving credit facility. EMDSI, which is based in Harvey, Louisiana, specializes in the marketing and distribution of medium speed diesel engines for marine propulsion, drilling and power generation applications and is a provider of aftermarket parts and service.

Additional information

Our principal executive offices are located at 1000 Louisiana St., Suite 5900, Houston, TX, 77002, and our telephone number is (713) 751-2700. We also have a website located at www.stewartandstevenson.com. The information that appears on or is linked to from our website is not a part of this prospectus.

The offering

Shares of Common Stock offered by us	shares
Shares of Common Stock offered by the selling stockholders	shares
Shares of common stock to be outstanding after this offering	shares of Common Stock
shares of Class B Common Stock
References in this prospectus to "common stock" mean our Common Stock and Class B Common Stock together.
Option to purchase additional shares	We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of additional shares of Common Stock.
Use of proceeds
We estimate that the net proceeds to us of this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $ million. We intend to use the net proceeds to repay amounts outstanding under our revolving credit facility and for general corporate purposes. We will not receive any of the proceeds from the sale of Common Stock by the selling stockholders, including proceeds from the sale of additional shares of Common Stock by the selling stockholders, if any, upon exercise of the underwriters' option to purchase additional shares. See "Use of proceeds."
Dividend policy
We historically have not paid dividends on our common equity, other than periodic distributions to fund tax payments of our unit holders as a result of our status as a limited liability company, and there are limitations on our ability to pay such dividends in the future. See "Dividend policy."
New York Stock Exchange symbol	" "
Risk factors	Please read the section entitled "Risk factors" beginning on page 13 for a discussion of some of the factors you should carefully consider before deciding to invest in our Common Stock.

Conflicts of interest	We intend to use at least 5% of the net proceeds of this offering to repay indebtedness owed by us to an affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, that is the administrative agent and a lender under our revolving credit facility. See "Use of proceeds." Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. This rule requires that a "qualified independent underwriter" meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. has agreed to act as a "qualified independent underwriter" within the meaning of Rule 5121 in connection with this offering. See "Underwriting (Conflicts of interest)" for a more detailed discussion of potential conflicts of interest.

The number of shares of our Common Stock and Class B Common Stock outstanding after this offering will reflect the conversion of our currently outstanding limited liability company units into Common Stock and Class B Common Stock prior to the consummation of this offering in connection with the Corporate Conversion and:

•
assumes no exercise of the underwriters' option to purchase up to an aggregate of                           additional shares of Common Stock from us and the selling stockholders consisting of             shares to be issued by us and             shares to be sold on a pro rata basis by the selling stockholders;

•
assumes an initial public offering price of $             per share, the midpoint of the offering range set forth on the cover of this prospectus; and

•
does not reflect a total of 396,000 restricted shares of Common Stock issued to certain of our officers and directors that will vest upon consummation of this offering.

Summary historical consolidated financial data

The following table sets forth our summary historical consolidated financial data as of and for each of the years ended January 31, 2009, 2010 and 2011. The summary historical consolidated financial data as of January 31, 2010 and 2011 and for the years ended January 31, 2009, 2010 and 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of January 31, 2009 were derived from our audited consolidated financial statements not included in this prospectus.

You should read the following information in conjunction with "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended January 31,
(dollars and units in thousands)	2009	2010	2011

Statement of operations data:
Sales	$1,217,142	$688,676	$861,234
Cost of sales	1,002,166	577,028	715,967

Gross profit	214,976	111,648	145,267
Selling and administrative expenses	138,141	114,188	104,252
Impairment of goodwill and indefinite-lived intangible assets	—	—	31,487
Other (income) expense, net(1)	(1,311)	54	(1,026)

Operating profit (loss)	78,146	(2,594)	10,554
Interest expense, net	24,931	20,489	19,886

Earnings (loss) before income taxes	53,215	(23,083)	(9,332)
Income tax expense(2)	2,659	816	700

Net earnings (loss) available for common unit holders	$50,556	$(23,899)	$(10,032)

Pro forma tax expense (benefit)(3)	$17,272	$(3,581)	$8,227
Pro forma net earnings (loss) available for common unit holders(3)	$33,284	$(20,318)	$(18,259)

Net earnings (loss) available for common unit holders per common unit:
Basic	$0.51	$(0.24)	$(0.10)
Diluted	$0.51	$(0.24)	$(0.10)
Pro forma tax effect—basic	$0.33	$(0.20)	$(0.18)
Pro forma tax effect—diluted	$0.33	$(0.20)	$(0.18)

Weighted average units outstanding:
Basic	100,005	100,005	100,005
Diluted	100,005	100,005	100,005
Balance sheet data (end of period):
Working capital(4)	$313,574	$245,485	$238,271
Cash and cash equivalents	2,006	3,321	9,168
Property, plant and equipment, net	93,170	79,206	75,077
Total assets	653,962	514,525	567,603
Total debt	285,370	228,113	192,622
Total shareholders' equity	179,944	155,622	149,034
Cash flow data:
Net cash provided by (used in) continuing operations:
Operating activities	$58,470	$66,321	$56,864
Investing activities	(27,776)	(2,940)	(14,924)
Financing activities	(42,364)	(63,733)	(36,150)
Other continuing operations financial data:
Depreciation and amortization	$18,869	$18,402	$17,053
Capital expenditures	5,469	2,536	(2,211)
Additions to rental equipment	22,333	777	(10,747)
EBITDA(5)	97,015	15,808	59,094

(1)   See discussion of this impairment in "Critical accounting policies—Goodwill and indefinite-lived intangible assets."

(2)   Since January 23, 2006, we have conducted our operations as Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and certain state income taxes have been paid by the holders of our equity interests. Therefore, no U.S. federal income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2011. The amounts shown reflect income tax expense associated with foreign jurisdictions and certain state taxes. As of the date of the Corporate Conversion, we will record deferred taxes representing the difference between the tax and book basis of our assets and liabilities. Such net tax liability created is currently estimated to be approximately $2.7 million at January 31, 2011 and will result in a corresponding adjustment to decrease net earnings from continuing operations. In connection with the Corporate Conversion, we expect to distribute cash to our unit holders consistent with our prior practices to cover tax liabilities that will accrue to them through the date of the conversion.

(3)   Represents the estimated tax effect of our results of operations. We have conducted our operations as Stewart & Stevenson LLC, a limited liability company, with substantially all earnings taxed at the stockholder level. In connection with the Corporate Conversion, we will be subject to Subchapter C of the Internal Revenue Code of 1986, as amended, and as a result will become taxable as a corporation and subject to U.S. federal and state income taxes. The tax rate used for pro forma purposes is the U.S. federal income tax rate of 35%, adjusted for state taxes, federal tax credits earned and other items applied to the pre-tax book income subject to U.S. federal income taxation for the corresponding periods shown.

(4)   Working capital is total current assets minus total current liabilities.

(5)   EBITDA means earnings before interest, taxes, depreciation and amortization and impairment of goodwill and indefinite-lived intangible assets and is a non-GAAP financial measure. We use EBITDA because we believe that such a measurement is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by some investors and others to make informed investment decisions. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•
although depreciation, amortization and impairment of goodwill and indefinite-lived intangible assests are non-cash charges, certain of these assets are being depreciated and amortized and will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company. The following table provides a reconciliation of net earnings (loss) (a GAAP financial measure) to EBITDA (a non-GAAP financial measure):

	Year ended January 31,
(dollars in thousands)	2009	2010	2011

Net earnings (loss) available for common unit holders	$50,556	$(23,899)	$(10,032)
Add:
Interest expense, net	24,931	20,489	19,886
Income tax expense (benefit)	2,659	816	700
Depreciation and amortization	18,869	18,402	17,053
Impairment of goodwill and indefinite-lived intangible assets	—	—	31,487

EBITDA (unaudited)	$97,015	$15,808	$59,094

Risk factors

An investment in our Common Stock involves a significant degree of risk. Prior to making an investment decision, you should carefully consider, along with other information set forth in this prospectus, the following risk factors. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Common Stock could decline, and you could lose part or all of your investment.

Risks related to our business

Periodic economic and industry downturns may adversely impact our operating results.

Our equipment sales and, to a lesser extent, our aftermarket parts and service sales depend primarily on the level of activity in the oil and gas industry. The oil and gas industry traditionally has been volatile, is highly sensitive to supply and demand cycles and is influenced by a combination of long-term and cyclical trends including:

•
oil and gas prices and industry perceptions of future price levels;

•
the cost of exploring for, producing and delivering oil and gas; and

•
the ability of oil and gas companies to generate capital for investment purposes.

Our customers in the oil and gas industry historically have tended to delay capital equipment projects, including maintenance and upgrades, during industry downturns. Accordingly, the recent slowdown in the U.S. and worldwide economic activities that followed the global financial crisis resulted in delays in capital equipment projects, impacting the activities of the industries we serve and resulting in significantly lower new orders. Difficulty in accessing credit markets diminished product demand, adversely affected activities in manufacturing and put downward pressure on selling prices. In the United States, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past, and may in the future, adversely affect our business.

There can be no assurance that oil and gas prices will remain at current levels or will not decrease significantly. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry would adversely affect the demand for our products and services and our business, financial condition and results of operations.

We face competition in each of our businesses.

We encounter competition in all areas of our business. The principal factors on which we compete include performance, quality, customer service, timely delivery of products, product lead times, global reach and presence, brand reputation, breadth of product line, quality of aftermarket service and support and price. In addition, our customers increasingly demand more technologically advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products and associated services successfully. To remain competitive, we must invest continuously in the education of our workforce, manufacturing capabilities and efficiencies, marketing, client service and support, distribution networks and research and development.

We experience our greatest levels of competition in equipment sales, in terms of both engineered equipment and stand-alone products. We compete with a number of large, well-known OEMs, manufacturers and distributors that, in some cases, have greater financial and human resources, as well as a broader geographical presence, than we do.

With respect to aftermarket parts and service sales, we compete with regional and local non-OEM parts and service providers, our customers' in-house service providers, non-OEM and remanufactured parts and service providers and, for certain product offerings, other factory-authorized providers.

Our rental operations compete against large, well-recognized companies. Maintaining a rental fleet requires significant investment from year-to-year. If our access to capital is substantially limited due to contractual restrictions or otherwise, or if capital becomes more costly, we may not be able to make the investments necessary to remain competitive.

Our international equipment sales and aftermarket parts and service operations are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations.

We have significant equipment sales to customers outside the United States and also maintain aftermarket parts and service operations outside the United States. For Fiscal 2010 and Fiscal 2009, we derived approximately 19% and 30%, respectively, of our revenues from sales of products and services to customers outside the United States, including sales to U.S. customers for export. We intend to expand our international sales and operations, thereby increasing our exposure to risks associated with operating outside of the United States.

Our international sales, manufacturing and aftermarket parts and service activities are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations, which include, but are not limited to:

•
the effect of exchange rates on purchasing decisions and power of our foreign customers;

•
changes in exchange rates which could result in increases or decreases in our costs and earnings;

•
foreign exchange risks resulting from changes in foreign exchange rates, which could increase or decrease our costs and earnings, and the implementation of exchange controls;

•
limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in another country; and

•
government regulation and the imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, including those pertaining to import duties and quotas, taxes, trade and employment restrictions.

Some of the markets in which we operate are politically unstable and are subject to civil and communal unrest. Riots, strikes, the outbreak of war or terrorist attacks in locations where we have operations or conduct business, could also adversely affect our business.

Also, we operate in some countries in which the risk of bribery is recognized. We have clear policies addressing our prohibition against illegal payments and have a comprehensive training and certification of compliance program. However, a risk remains despite our efforts. In such circumstances, we could also face fines, sanctions and other penalties from authorities in the relevant jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions.

The occurrence of any of the foregoing factors may have a material adverse effect on our business, financial condition and results of operations. For example, to the extent we make significant investments in foreign facilities or otherwise expand our overseas presence, the risk that our assets and our income could be adversely affected by fluctuations in the value of local currencies will increase.

In addition, many of our customers and the end-users of our equipment operate in international jurisdictions and therefore are subject to the foregoing risks, as well as other risks associated with international operations. The occurrence of any of these factors may have a material adverse impact on the business and operations of our customers and end-users, which in turn may have a material adverse effect on us.

If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service businesses may suffer.

We currently depend on a limited number of suppliers for certain important components for our products, which include diesel engines, transmissions, fluid pumps and material handling equipment. Our purchases from some of these suppliers are not made pursuant to long-term contracts, and our arrangements with these suppliers may be terminated, in the case of certain arrangements, upon certain notifications and, otherwise, upon the occurrence of certain events, many of which may be beyond our control. The loss of any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant portion of the stand-alone equipment that we sell is manufactured by, and, in the case of our engineered equipment, incorporates components provided by, our six key OEMs:

•
Detroit Diesel Corporation;

•
MTU Friedrichshafen;

•
Allison Transmission, Inc.;

•
Electro-Motive Diesel, Inc.;

•
Hyster Company; and

•
Deutz Corporation.

Approximately 44% and 37% of our cost of goods sold was attributable to stand-alone products purchased from these OEMs in Fiscal 2010 and Fiscal 2009, respectively. In addition, a material portion of our revenues was attributable to (1) sales of equipment manufactured by us, including components manufactured by these suppliers and (2) servicing and supplying parts for certain products provided by these OEMs, including parts and products that are components of the equipment we manufacture.

Our OEM supplier arrangements, pursuant to which we distribute stand-alone products manufactured by these OEMs, which are currently effective for varying periods of time and are not exclusive, are subject to risks that include:

•
the nonrenewal or termination, or material change in the terms, of such supplier contracts;

•
the acquisition of one or more of our six key OEMs by one of our competitors or another entity that could adversely affect our relationship;

•
the inability of our suppliers to provide us with sufficient quantities of equipment and parts to meet the demands of our customers; and

•
the appointment by our suppliers of additional providers in designated territories in which we are currently the only provider.

The occurrence of any of these could have a material adverse effect on our business, financial condition and results of operations. See "Business—Suppliers and raw materials."

We generally quote our customers a fixed price for the equipment that we sell, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product.

Most of our engineered equipment sales contracts are "fixed-price" contracts where the original price may be set at an early stage of the process. The terms of these contracts require us to guarantee the price of products and services that we provide and to assume the risk that the costs to provide such products and services will be greater than anticipated. The profitability of these contracts is therefore dependent on the ability to reasonably predict the costs associated with performing the contracts. These costs may be affected by a variety of factors, some of which are beyond our control. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based could adversely affect our profitability and could have a material adverse effect on our business, financial condition and results of operations.

Amounts included in our backlog may not result in actual revenue or translate into profits.

Our backlog may not be realized as revenue or, if realized, may not result in profits. As of January 31, 2011, our equipment order backlog was $375.0 million. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts included in backlog. If our backlog fails to materialize, we could experience a reduction in revenue and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

Increased regulation of current fracturing techniques could reduce demand for our well stimulation equipment.

Fracturing is a process that results in the creation of fractures in geological formations in order to stimulate production from oil and gas wells. Fracturing seeks to increase the rate and ultimate recovery of oil and natural gas. Concerns have been raised over possible environmental damages related to fluids used in the fracturing process. The FRAC (Fracturing Responsibility and Awareness of Chemicals) Act was introduced in the U.S. Congress in June 2010 seeks to amend the Safe Drinking Water Act so that hydraulic fracturing would be regulated on a federal level. A number of state and provincial regulatory authorities are also considering more stringent regulation of fracturing.

Increased regulation of hydraulic fracturing would likely delay or halt some projects, including unconventional oil and gas projects. Expanded regulations would likely introduce a period of uncertainty as companies determine how to proceed. This could result in a reduction of demand for our products and services and could have a material adverse effect on our business, financial condition and results of operations.

Our and our customers' operations are subject to a variety of environmental, health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. Such laws and regulations have, and are expected to continue to, become more stringent over time, requiring modifications to our products and operations. These laws and regulations affect the products and services that we design, market and sell, as well as the facilities where we manufacture and service our products. In addition, environmental laws and regulations could limit our customers' activities in the oil and gas sector and subsequently the demand for our products.

Environmental laws and regulations may provide for "strict liability" for damages to the environment or natural resources or threats to public health and safety, rendering a party liable without regard to negligence of or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, temporary or permanent shutdown of certain operations, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for the investigation or remediation of spills and releases of hazardous substances, rendering a party potentially responsible for more than its proportionate share of, or responsible for the entire, liability. In addition, we may become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Pursuant to certain environmental laws and regulations, we may become subject to liability (including with respect to off-site disposal matters or formerly owned or operated facilities) for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines, expenditures or other requirements that could have a material adverse effect on our business.

We invest financial and managerial resources to comply with environmental laws and regulations and will continue to do so in the future. We cannot determine the future cost of compliance or the impact of environmental regulation on our future operations. In the future, we and our OEMs may not be able to produce adequate supplies of equipment that are compliant with increasing emission or other environmental standards to meet existing demand, which would have an adverse effect on us. The modification of, or changes in the interpretation or enforcement of, existing laws or regulations, or the adoption of new laws or regulations imposing more stringent environmental restrictions, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses are subject to a variety of other regulatory restrictions, such as those governing workplace safety and health. The failure to comply with these rules may result in civil penalties and criminal prosecution. Further, laws and regulations in this and other areas are complex and change frequently. Changes in laws or regulations, or in their enforcement or interpretation, could subject us to material costs. We cannot determine the extent to which our future operations and earnings may be so affected.

We also expect that scientific examination of and political attention to issues surrounding the existence and extent of climate change will continue. A variety of regulatory developments, both domestic and international, have been introduced that are focused on restricting or managing the emission of carbon dioxide, methane and other greenhouse gases. These developments and further legislation that may be enacted, or the development or changes within international accords could adversely affect the demand for or suitability of our products and services.

Our projects are subject to numerous hazards and, our record and reputation for safety is important to our business. If we do not maintain an adequate safety record, we may be ineligible to bid on certain projects, could be terminated from existing projects and our reputation could be harmed.

Our employees and customers are exposed to numerous hazards during the conduct of our business, including electrical contacts and flashes, fires, natural gas explosions, mechanical failures and transportation accidents. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, and may result in suspension of operations, civil damage claims and criminal fines and penalties that could have a material adverse effect on our business and results of operations.

Our safety record is important. If serious accidents or fatalities occur or our safety record deteriorates, our reputation or prospects for obtaining future business could be negatively affected.

The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our insurance does not provide coverage for all risks, and it may not be adequate to cover all claims that may arise. The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Moreover, particular types of insurance coverage may not be available to us in the future, we may retain additional risk through higher insurance deductibles or we may be unable to continue to obtain our desired level of insurance coverage at commercially reasonable rates.

Because many of our products and the products that we distribute are complex and utilize many components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service, warranty and replacement costs and may cause damage to our customer relationships and industry reputation, all of which may negatively impact our results of operations.

The industries that we serve are subject to inherent risks, including equipment defects, malfunctions, failures and natural disasters. These risks may expose our customers to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. Any litigation arising from a catastrophic occurrence involving our equipment or services could result in large claims for damages. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from our customers or acquire adequate insurance coverage at commercially reasonable rates. In addition to seeking compensation from us, customers who suffer losses as a result of the occurrence of such events may also reduce or terminate their business with us, which may further harm our results of operations.

We are susceptible to adverse weather conditions affecting the Gulf Coast.

Certain areas in and near the Gulf Coast experience hurricanes and other extreme weather conditions on a relatively frequent basis. Our headquarters, manufacturing and aftermarket parts and service facilities in Houston are susceptible to significant damage, and our New Orleans and other Gulf Coast facilities are subject to significant damage or total loss by these storms. Damage caused by high winds and floodwater could potentially cause us to curtail operations at these facilities for a significant period of time until damage can be assessed and repaired. Moreover, even if we do not experience direct damage from any of these storms, we may experience disruptions of our operations because customers may curtail their activities due to damage to their facilities in and near the Gulf of Mexico.

Due to the losses as a consequence of the hurricanes that may affect the Gulf Coast in the future, we may not be able to obtain future insurance coverage comparable to our current coverage, putting us at a greater risk of loss due to severe weather conditions. Future hurricanes in the region may increase costs and deductibles, limit maximum aggregate recoveries under available policies or decrease the availability of insurance. Any significant uninsured losses could have a material adverse effect on our business, financial condition and results of operations.

We may continue to expand through acquisitions of other businesses, which may divert our management's attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business. We may not be able to successfully integrate acquired businesses with our business, and we may not realize the anticipated benefits of such acquisitions.

Acquiring complementary businesses from third parties is an important part of our growth strategy. Our acquisition strategy depends on the availability of suitable acquisition candidates at reasonable prices. This strategy also depends on our ability to resolve challenges associated with integrating acquired businesses into our existing business. These challenges include:

•
integration of product lines, sales forces, customer lists and manufacturing facilities;

•
development of management expertise outside of our existing business;

•
diversion of management time and resources;

•
harm to our existing business relationships;

•
potential loss of key employees of the acquired business; and

•
possible divestitures, inventory write-offs and other charges.

We cannot be certain that we will find suitable acquisition candidates or that we will be able to meet these challenges successfully.

An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional common or preferred equity. Restrictions in the agreements governing our indebtedness may prohibit us from obtaining additional financing, and, if we are not able to obtain financing, we may not be able to consummate acquisitions. If we issue common equity securities or other securities convertible into common equity securities in connection with an acquisition, we may dilute your interest as a holder of our Common Stock. If we issue preferred equity, the rights of holders of that preferred equity may be senior to your rights as a holder of our Common Stock.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, including from regulatory authorities, that are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

In addition, following an acquisition, we may have higher expenses and therefore may not achieve the results that we anticipated at the time of the acquisition, especially if we are not able to maintain or increase the revenues of the combined business. Acquired entities also may be highly leveraged, dilutive to our earnings per share or have unknown liabilities.

We may not be able to attract and retain qualified employees.

There is significant demand in our industry for skilled technicians and other qualified employees, including specialty servicing and material handling technicians, direct manufacturing labor and engineers. This demand is more pronounced in certain locations in which we operate where the demand for skilled workers is high. The delivery of our products and services requires personnel with specialized skills. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Failure to maintain key licenses could have a material impact on our operations.

The part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses that are subject to annual renewal. While these licenses historically have been renewed on a regular basis, there can be no assurance that any particular license will be renewed in the future. The termination of, or failure to renew, licenses could have a material adverse effect on our financial position, results of operations and cash flows.

We may be unable to adequately protect or enforce our intellectual property rights or the value thereof, including our rights to use the "Stewart & Stevenson" trademark, which could have a material adverse effect on our business.

The protection of our patents, trademarks, service marks, copyrights, trade secrets, domain names and other intellectual property rights, including know-how, confidential or proprietary technical and business information, is important to our businesses. In particular, our rights to the "Stewart & Stevenson" trademark and logo are important to our sales and marketing efforts.

To protect our intellectual property, including our know-how and other proprietary information, we rely on a combination of copyright, patent, trademark, domain name, trade secret and unfair competition laws, along with confidentiality procedures, contractual provisions and other similar measures. While we have registrations for some of our trademarks in certain countries, including the United States, protection for intellectual property rights is territorial, and may not be available or enforceable in every country in which our intellectual property and technology is used. Accordingly, we cannot ensure our ability to use, on an exclusive basis or otherwise, without risk, our intellectual property, including the "Stewart & Stevenson" trademark and logo, particularly in countries where we, or our licensors, do not have trademark registrations, patents for our technology or copyright protection. The risks relating to our intellectual property include, among others, potentially being sued for infringement or other violations, paying related damage awards or other fees and costs or having to redesign or cease use of our intellectual property in a country where a third party has previously established rights in such intellectual property.

With respect to intellectual property for which we or our licensors currently have protection, there is also the risk that:

•
the patents, copyrights, trademarks, domain names, intellectual property licenses and other intellectual property held by, used and/or licensed to us, may be challenged, rejected or determined to be invalid; or

•
the confidentiality procedures that we have in place for maintaining trade secrets and other proprietary information may not be properly followed, which may result in the loss of such rights.

Policing and enforcing our intellectual property rights, protecting our trade secrets and other know-how, and determining the validity and scope of our intellectual property and related rights is important, but requires significant resources, particularly if litigation is necessary. Potential litigation could divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements, which may not be available under commercially reasonable terms, if at all. Moreover, the value of our intellectual property rights may be impaired without infringement occurring.

Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital and harm our ability to react to changes to our business.

At January 31, 2011, we had approximately $192.6 million of indebtedness, consisting of $35.2 million outstanding under our asset-based revolving credit facility, $150.0 million of outstanding senior notes and $7.4 million of other notes payable. While we intend to use a portion of the proceeds of this offering to repay amounts outstanding under our revolving credit facility, we may make additional borrowings at any time under our revolving credit facility, which provides for maximum borrowings of $250.0 million (expandable, subject to certain conditions and commitments, to $325.0 million). Borrowings under our revolving credit facility accrue interest at a floating rate and, accordingly, an increase in interest rates would result in a corresponding increase in our debt servicing requirements. Subject to restrictions in our revolving credit facility and the indenture governing our senior notes, we may also incur additional indebtedness.

Our level of indebtedness could have important consequences to you, including the following:

•
our use of a substantial portion of our cash flow from operations to pay interest on our indebtedness will reduce the funds available to us for operations and other purposes;

•
our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or general corporate purposes may be impaired;

•
our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•
our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•
our level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Our revolving credit facility and the indenture governing our senior notes impose significant operating and financial restrictions on us, which may prevent us from pursuing our business strategies or favorable business opportunities.

Our revolving credit facility and the indenture governing our senior notes impose significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•
incur or assume indebtedness, or provide guarantees in respect of obligations of other persons;

•
purchase, redeem or repay subordinated indebtedness prior to stated maturities;

•
pay dividends on or redeem or repurchase our stock or make other distributions;

•
issue redeemable stock and preferred stock;

•
make loans, investments or acquisitions;

•
incur liens;

•
engage in sale/leaseback transactions;

•
restrict dividends, distributions, loans or other payments or asset transfers from our subsidiaries;

•
sell or otherwise dispose of assets, including capital stock of our subsidiaries;

•
enter into certain transactions with affiliates;

•
consolidate or merge with or into, or sell substantially all of our assets to, another person;

•
enter into new lines of business; and

•
otherwise conduct necessary corporate activities.

The revolving credit facility and the indenture governing the senior notes contain financial and operating covenants with which we must comply during the term of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and a prohibition on the creation of certain liens. The financial covenant for the revolving credit facility requires that we maintain a fixed charge coverage ratio, as defined in the credit agreement, of at least 1.1 to 1.0 at such time that our available borrowing capacity under the revolving credit facility is $30.0 million or less. The financial covenant for the senior notes, which is applicable were we to incur additional indebtedness (subject to various exceptions set forth in the underlying indenture), requires that, after giving effect to the incurrence of such additional indebtedness, we have a fixed charge coverage ratio, as described in the indenture, of at least 2.5 to 1.0.

A breach of any of these covenants could result in a default under our revolving credit facility or our senior notes. If any such default occurs, the lenders under our revolving credit facility and the holders of our senior notes may declare all outstanding amounts, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our revolving credit facility also have the right in these circumstances to terminate any commitments they have to provide further funds. In addition, following an event of default under our revolving credit facility, the lenders under the revolving credit facility will have the right to proceed against the collateral granted to them to secure the amounts payable thereunder, and which force us into bankruptcy or liquidation. A default on certain other indebtedness could give rise to cross-default or cross-acceleration rights under our revolving credit facility or our senior notes.

Through his beneficial ownership of all of our Class B Common Stock, Mr. Ansary could exercise control of our affairs, and his interests may not be fully aligned with the holders of our Common Stock.

Upon consummation of this offering, we will have two classes of common stock, Common Stock and Class B Common Stock. The holders of Common Stock generally will have rights identical to holders of Class B Common Stock, except that holders of Common Stock will be entitled to one vote per share, whereas holders of Class B Common Stock will be entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by Delaware law.

Upon consummation of this offering, all issued and outstanding shares of Class B Common Stock will be owned beneficially by Mr. Hushang Ansary, the chairman of our board of directors and our largest stockholder, and, through his beneficial ownership of all of our outstanding Class B Common Stock and of Common Stock, he will control approximately         % of total combined voting power of our outstanding common stock. As such, Mr. Ansary will continue to be able to control our policies and operations, including regarding management and key strategic decisions. While the Class B Common Stock will automatically convert into Common Stock if transferred to a third party or upon the death of Mr. Ansary, the Class B Common Stock will not convert into Common Stock if transferred to Mr. Ansary, entities controlled by Mr. Ansary or to us. Because of the voting rights attendant to the Class B Common Stock, Mr. Ansary could transfer a substantial portion of his beneficial equity interest and continue to exercise control over our affairs, and his interests may not be fully aligned with those of the holders of our Common Stock. In addition, the voting power of Mr. Ansary through his ownership of our Class B Common Stock makes his support necessary for any potential mergers, takeovers or other change of control transactions.

Risks related to this offering, the securities markets and ownership of our Common Stock

We may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

Although we plan to use a portion of our net proceeds from this offering to repay amounts outstanding under our revolving credit facility, we expect to use the remainder of the net proceeds for general corporate purposes. You will have no advance opportunity to evaluate our decisions and may not agree with the manner in which we spend such proceeds. We may not be successful investing the proceeds from this offering in either our operations or external investments.

Shares of common stock eligible for future sale may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

After this offering, we will have             shares of common stock outstanding consisting of             shares of Common Stock and              shares of Class B Common Stock. Of these shares, the             shares of Common Stock we and the selling stockholders are selling in this offering, or              shares of Common Stock if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares of common stock purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. All of the common stock outstanding other than the shares of Common Stock sold in this offering (a total of             shares, or             shares if the underwriters exercise their option to purchase additional shares in full), will be "restricted securities" within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

In connection with this offering, we and our executive officers and directors and the holders of all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, except in limited circumstances. See "Underwriting (Conflicts of interest)" for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,             shares of common stock, or             shares of common stock if the underwriters exercise their option to purchase additional shares in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

After this offering, the holders of             shares of common stock, or             shares of common stock if the underwriters exercise their option to purchase additional shares in full, will have rights, subject to some limited conditions, to demand, in the case of Parman Capital Group LLC and EC Investments B.V., that we file registration statements on their behalf and, in the case of Parman Capital Group LLC, EC Investments B.V. and certain other holders, to include their shares of common stock in registration statements that we file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares of common stock, these holders could cause the price of our Common Stock to decline. Furthermore, if we file a registration statement to offer additional shares of our Common Stock and have to include shares of common stock held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our Common Stock. See "Shares eligible for future sale—Registration rights."

Also, in the future, we may issue our securities in connection with investments and acquisitions. Common Stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

An active market for our Common Stock may not develop, and the initial public offering price of our Common Stock may not be indicative of the market price of our Common Stock after this offering.

Prior to this offering, there has been no public market for our Common Stock. An active market for our Common Stock may not develop or be sustained after this offering. If an active market for our Common Stock does not development, the price or our Common Stock may not be maintained or could decrease. The initial public offering price of our Common Stock will be determined by negotiations among us, the selling stockholders and the representatives of the underwriter, based on numerous factors that we discuss in the "Underwriting (Conflicts of interest)" section of this prospectus. This price may not be indicative of the market price at which our Common Stock will trade after this offering.

We may not pay regular dividends on our Common Stock, so you may not receive funds without selling your Common Stock.

We historically have not paid dividends on our common equity, other than periodic distributions to fund tax payments of our unit holders as a result of our status as a limited liability company. Subject to Delaware law, our board of directors will determine the payment of future dividends on our Common Stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors our board of directors deems relevant. The terms of our revolving credit facility and the indenture governing our senior notes restrict our ability to pay dividends or other distributions on our equity securities. In addition, the payment of dividends is subject to approval of the holders of a majority of the combined voting power of Common Stock and Class B Common Stock, voting together as a single class. Accordingly, you may have to sell some or all of your Common Stock in order to generate cash from your investment. You may not receive a gain on your investment when you sell our Common Stock, and may lose all or the entire amount of your investment.

The price of our Common Stock may be volatile.

The market price of our Common Stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors, many of which are beyond our control, that could affect our stock price are:

•
industry developments, such as the price of oil, levels of capital expenditures by oil and natural gas producers, increased regulation and global rig count;

•
our operating and financial performance and prospects;

•
quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•
changes in revenue or earnings estimates;

•
publication of research reports by analysts;

•
speculation in the press or investment community;

•
strategic actions by us or our competitors, such as acquisitions or restructurings;

•
sales of our Common Stock by us or our stockholders;

•
actions by institutional investors;

•
general market conditions; and

•
U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies, and companies experiencing extremely volatile stock price have been the subject of securities class actions. These broad market fluctuations may adversely affect the trading price of our Common Stock, and any legal actions against us could have an adverse affect on our financial condition.

As a publicly traded company, we will become subject to additional regulation and incur additional administrative costs relating to compliance with U.S. securities laws and New York Stock Exchange requirements.

We prepare and file annual, quarterly and current reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a publicly traded company, we will be required to comply with additional rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), including additional requirements mandated by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the rules and regulations of the New York Stock Exchange. For example, we will be required to include in our annual reports on Form 10-K an attestation report from our auditors as to our management's assessment of our internal control over financial reporting. Compliance with these rules and regulations will result in an ongoing increase in our legal, audit and financial compliance costs and could result in the diversion of management attention from operations and strategic opportunities and will make legal, accounting and administrative activities more time consuming and costly. As a result of this offering, we expect to incur higher general and administrative expenses relating to companies with publicly traded equity securities, including, among other things, increased costs to maintain insurance for directors and officers.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.

We produce our financial statements in accordance with the requirements of U.S. GAAP; however, while we have performed our own analysis as to the effectiveness of our internal control over financial reporting, our independent registered public accounting firm has not attested to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"). Effective internal controls are necessary for us to provide reliable financial reports and to prevent fraud and to operate successfully as a publicly traded company. Our efforts to maintain an effective system of internal controls may not be successful, and we may be unable to maintain adequate internal controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404. Any failure to maintain effective internal controls, difficulties encountered in their implementation or other effective improvement of our internal controls could impact our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, in the future, we or our independent registered public accounting firm may not be able to conclude that our internal control over financial reporting are effective. Ineffective internal controls may subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and a negative effect on the trading price of our Common Stock.

Provisions in our charter documents or Delaware law, as well as Mr. Ansary's beneficial ownership of all of our outstanding Class B Common Stock, may inhibit a takeover, which could adversely affect the value of our Common Stock.

Our certificate of incorporation and bylaws and Delaware corporate law will contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. See "Description of capital stock" for a description of these provisions.

In addition, upon consummation of this offering, Mr. Ansary, through his beneficial ownership of all of our outstanding Class B Common Stock and of Common Stock, will control approximately         % of the total combined voting power of our outstanding common stock, which will give him the ability to prevent a potential takeover of our company. If a change of control or change in management is delayed or prevented, the market price of our Common Stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

If you purchase shares of our Common Stock in this offering, you will experience immediate and substantial dilution of $             per share based on an assumed offering price of $             per share, the midpoint of the estimated price range shown on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. If the underwriters exercise their option to purchase additional shares, there will be further dilution to new investors. See "Dilution" for more information.

Special note regarding forward-looking statements

This prospectus includes statements that are, or may deemed to be, "forward-looking statements." These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts and are not limited to the outlook for our future business and financial performance. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and some of which are beyond our control. We believe that these risks and uncertainties include:

•
periodic economic and industry downturns affecting the oil and gas industry;

•
competitive pressures in the industries that we serve;

•
factors affecting our international sales and operations;

•
the potential loss of a key OEM supplier;

•
our failure to accurately estimate costs associated with products produced under fixed-price contracts;

•
our ability to translate backlog into revenue and profit;

•
the effect of regulation of hydraulic fracturing on the demand for our products;

•
the impact of governmental laws and regulations, including environmental laws and regulations;

•
the hazards to which our employees and customers are exposed during the conduct of our business;

•
the occurrence of events not covered by insurance;

•
our susceptibility to adverse weather conditions affecting the Gulf Coast;

•
unforeseen difficulties relating to acquisitions;

•
our ability to attract and retain qualified employees;

•
our failure to maintain key licenses;

•
our ability to protect our intellectual property;

•
our level of indebtedness and restrictions on our activities imposed by our debt instruments;

•
our principal stockholder could exercise control of our affairs through his beneficial ownership of all of our Class B Common Stock; and

•
the other factors described under "Risk factors."

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, liquidity and growth, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which we make in this prospectus speak only as of the dates of such statements, and, except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

 Market and industry data

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. As noted in this prospectus, Baker Hughes, Inc. and Spears & Associates, Inc. were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. While we have no reason to believe that this information is not accurate or unreliable, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, estimates included in such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk factors" in this prospectus.

 Use of proceeds

We estimate that the net proceeds from this offering with respect to the shares of Common Stock to be sold by us will be $              million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering and assuming a public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds to repay amounts outstanding under our revolving credit facility and for general corporate purposes.

An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is the administrative agent and a lender under our revolving credit facility and will, accordingly, receive portions of the proceeds used to repay borrowings thereunder. See "Underwriting (Conflicts of interest)." The revolving credit facility is an asset-based facility that matures on February 13, 2012, provides for borrowings of up to $250.0 million and accrues interest at LIBOR plus a margin ranging from 1.25% to 2.0% per annum, based on our leverage ratio. As of January 31, 2011, approximately $35.2 million of borrowings were outstanding under the revolving credit facility and bore interest at a weighted average interest rate of LIBOR plus 1.5%, or 2.02%.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

 Dividend policy

We historically have not paid dividends on our common equity, other than periodic distributions to fund tax payments of our unit holders as a result of our status as a limited liability company. Our future decisions concerning the payment of dividends on our Common Stock will depend upon our results of operations, financial condition, contractual obligations, business prospects and capital expenditure plans, as well as any other factors that our board of directors may consider relevant. Our ability to pay dividends is subject to covenants contained in our revolving credit facility and the indenture governing our senior notes.

Capitalization

The table below shows our cash and cash equivalents and capitalization as of January 31, 2011. The table also shows such capitalization as adjusted to give effect to (1) the Corporate Conversion and (2) this offering, assuming a public offering price of $             per share, and our receipt and application of the estimated net proceeds of this offering and does not give effect to (a) the tax impact estimated to be approximately $        million for deferred taxes from our conversion from a limited liability company to a corporation in connection with the Corporate Conversion or (b) the distribution to our unit holders to fund tax payments of such unit holders as a result of our status as a limited liability company prior to the Corporate Conversion.

You should read the table in conjunction with the information set forth under "Use of proceeds," "Selected historical consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2011
(dollars in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$9,168	$

Current debt:
Current portion of long-term debt	40
Notes payable	7,401

Total current debt	7,441
Long-term debt:
Revolving credit facility(2)	35,181
Senior notes	150,000

Total long-term debt	185,181
Total debt	192,622

Shareholders' equity:
Common units, 100,005,000 units issued and outstanding	74,113		—	(3)
Preferred stock, 100,000,000 shares authorized, 0 issued and outstanding	—
Common Stock, $0.01 par value; 600,000,000 shares authorized, shares issued and outstanding as adjusted	—
Class B Common Stock, $0.01 par value; 300,000,000 shares authorized, shares issued and outstanding as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive income	5,092
Retained earnings	69,829

Total shareholders' equity	149,034

Total capitalization	$341,656	$

(1)   A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, total shareholders' equity and total capitalization by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

(2)   Our revolving credit facility provides for up to $250.0 million of borrowings. As of January 31, 2011, we had approximately $35.2 million drawn under our revolving credit facility. We expect to repay all amounts outstanding under our revolving credit facility with a portion of the proceeds of this offering.

(3)   Reflects the conversion of our common units based on a one-to-one conversion ratio into common stock in connection with the Corporate Conversion.

Dilution

If you invest in our Common Stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock upon the completion of this offering and the Corporate Conversion. Dilution results from the fact that the per share offering price of our Common Stock in this offering will be substantially in excess of the book value per share attributable to the shares of our common stock to be held by our existing stockholders following the Corporate Conversion. Net tangible book value per share represents our total tangible assets less total liabilities divided by the total number of shares of our common stock outstanding (excluding shares of Common Stock to be issued in connection with this offering), after giving effect to the Corporate Conversion. After giving effect to the Corporate Conversion, our net tangible book value as of January 31, 2011 was approximately $              million, or approximately $             per share.

After giving effect to the sale of the shares of Common Stock at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our as adjusted net tangible book value as of January 31, 2011 would have been approximately $              million, or $             per share of Common Stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of Common Stock in this offering at the assumed initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of January 31, 2011	$
Increase per share attributable to new investors	$
Net tangible book value per share after this offering		$
Dilution in as adjusted net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price per share of Common Stock would increase (decrease) our as adjusted net tangible book value by $              million, our as adjusted net tangible book value per share by $             per share and the dilution in as adjusted net tangible book value to new investors in this offering by $             per share, assuming the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes on an as adjusted basis as of January 31, 2011, giving effect to the Corporate Conversion and this offering, the number of shares of our Common Stock purchased from us, the effective cash contribution paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our Common Stock from us in this offering. The table is based on an assumed initial public

offering price of $             per share before deduction of underwriting discounts and commissions and estimated expenses payable by us in connection with this offering:

	Shares purchased		Total consideration		Average price per share
	Number(1)	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

(1)   Reflects shares owned by the selling stockholders that will be purchased by new investors as a result of this offering.

The above discussion and tables assume no exercise of the underwriters' option to purchase up to an aggregate of             additional shares of Common Stock from us and the selling stockholders consisting of             shares issued by us and             shares to be sold on a pro rata basis by the selling stockholders.

If the underwriters exercise their option to purchase additional shares in full:

•
the percentage of our shares of common stock held by our existing stockholders will decrease to approximately        % of the total outstanding amount of our shares of common stock after the Corporate Conversion and this offering;

•
the Common Stock held by new investors will represent approximately         % of the total outstanding amount of our shares of common stock after the Corporate Conversion and this offering; and

•
there will be an immediate dilution of $             per share of Common Stock to new investors.

Selected historical consolidated financial data

The following table sets forth our selected historical consolidated financial data as of and for each of the years ended January 31, 2007, 2008, 2009, 2010 and 2011. The selected historical consolidated financial data as of January 31, 2010 and 2011 and for the years ended January 31, 2009, 2010 and 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of January 31, 2009, 2008 and 2007 and the years ended January 31, 2008 and 2007 were derived from our audited consolidated financial statements that are not included in this prospectus. The selected historical consolidated financial data for the year ended January 31, 2008 includes the results of Crown from the date of its acquisition on February 26, 2007.

You should read the following information in conjunction with "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended January 31,
(dollars and units in thousands)	2007	2008(5)	2009	2010	2011

Statement of operations data:
Sales	$942,148	$1,335,427	$1,217,142	$688,676	$861,234
Cost of sales	774,060	1,070,396	1,002,166	577,028	715,967

Gross profit	168,088	265,031	214,976	111,648	145,267
Selling and administrative expenses	108,005	139,947	138,141	114,188	104,252
Impairment of goodwill and indefinite-lived intangible assets(1)	—	—	—	—	31,487
Other (income) expense, net	(1,900)	(989)	(1,311)	54	(1,026)

Operating profit (loss)	61,983	126,073	78,146	(2,594)	10,554
Interest expense, net	19,756	29,058	24,931	20,489	19,886

Earnings (loss) before income taxes	42,227	97,015	53,215	(23,083)	(9,332)
Income tax expense(2)	742	5,192	2,659	816	700

Net earnings (loss)	41,485	91,823	50,556	(23,899)	(10,032)

Net earnings (loss)	41,485	91,823	50,556	(23,899)	(10,032)
Preferred dividends	(4,017)	—	—	—	—

Net earnings (loss) available for common unit holders	$37,468	$91,823	$50,556	$(23,899)	$(10,032)

Pro forma tax expense (benefit)(3)	$14,318	$31,628	$17,272	$(3,581)	$8,227
Pro forma net earnings (loss) available for common unit holders(3)	$23,150	$60,195	$33,284	$(20,318)	$(18,259)

Net earnings (loss) per unit:
Basic	$0.51	$0.92	$0.51	$(0.24)	$(0.10)
Diluted	$0.41	$0.92	$0.51	$(0.24)	$(0.10)
Net earnings (loss) available for common unit holders per common unit:
Basic	$0.46	$0.92	$0.51	$(0.24)	$(0.10)
Diluted	$0.41	$0.92	$0.51	$(0.24)	$(0.10)
Pro forma tax effect—basic	$0.29	$0.60	$0.33	$(0.20)	$(0.18)
Pro forma tax effect—diluted	$0.27	$0.60	$0.33	$(0.20)	$(0.18)

Weighted average units outstanding:
Basic	80,745	100,005	100,005	100,005	100,005
Diluted	100,005	100,005	100,005	100,005	100,005
Balance sheet data (end of period):
Working capital(4)	$214,718	$318,072	$313,574	$245,485	$238,271
Cash and cash equivalents	5,852	12,382	2,006	3,321	9,168
Property, plant and equipment, net	61,303	82,606	93,170	79,206	75,077
Total assets	456,801	673,621	653,962	514,525	567,603
Total debt	204,474	294,592	285,370	228,113	192,622
Total shareholders' equity	94,872	174,941	179,944	155,622	149,034

(1)   See discussion of this impairment in "Critical accounting policies—Goodwill and indefinite-lived intangible assets."

(2)   Since January 23, 2006, we have conducted our operations as Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and certain state income taxes have been paid by the holders of our equity interests. Therefore, no U.S. federal income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2011. The amounts shown reflect income tax expense associated with foreign jurisdictions and certain state taxes. As of the date of the Corporate Conversion, we will record deferred taxes representing the difference between the tax and book basis of our assets and liabilities. Such net tax liability created is currently estimated to be approximately $2.7 million at January 31, 2011 and will result in a corresponding adjustment to decrease net earnings from continuing operations. In connection with the Corporate Conversion, we expect to distribute cash to our unit holders consistent with our prior practices to cover tax liabilities that will accrue to them through the date of the conversion.

(3)   Represents the estimated tax effect of our results of operations. We have conducted our operations as Stewart & Stevenson LLC, a limited liability company, with substantially all earnings taxed at the stockholder level. In connection with the Corporate Conversion, we will be subject to Subchapter C of the Internal Revenue Code, and as a result will become taxable as a corporation and subject to U.S. federal and state income taxes. The tax rate used for pro forma purposes is the U.S. federal income tax rate of 35%, adjusted for state taxes, federal tax credits earned and other items applied to the pre-tax book income subject to U.S. federal income taxation for the corresponding periods shown.

(4)   Working capital is total current assets minus total current liabilities.

(5)   Our results of operations for the year ended January 31, 2008 include the results of operations of Crown from February 26, 2007, the date we consummated the Crown Acquisition.

Management's discussion and analysis of
financial condition and results of operations

The following discussion should be read in conjunction with "Selected historical consolidated financial data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See "Special note regarding forward-looking statements."

Overview

We are a leading designer, manufacturer and provider of specialized equipment and aftermarket parts and service for the oil and gas industry and other industries that we have served for over 100 years.

Our wide range of products covers hydraulic fracturing, well stimulation, workover, intervention and drilling operations. These products include well stimulation equipment; pumping, acidizing, coiled tubing, cementing and nitrogen units; drilling rigs and workover rigs; power generation systems; and electrical support and distribution systems, as well as engines, transmissions, prime movers and material handling equipment. We have a substantial installed base of products, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues from customers in the oil and gas, power generation and various other industries. In addition, we provide rental equipment to our customers, including generator sets, air compressors, rail car movers and material handling equipment. See "Business—Products and services" for further information on our product lines and related descriptions.

In Fiscal 2010, we generated revenues of $861.2 million, operating profit of $10.6 million and EBITDA of $59.1 million, compared with revenues of $688.7 million, operating loss of $2.6 million and EBITDA of $15.8 million in Fiscal 2009. For a definition of EBITDA and a reconciliation of EBITDA to net earnings (loss) available for common unit holders, see "Prospectus summary—Summary historical consolidated financial data."

Business drivers and measures

Revenue factors

Oil and gas industry capital expenditures.    Sales of our equipment are significantly driven by the capital spending programs of our customers. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers in recent years. We believe that we are well positioned for the rapid growth in the development of unconventional oil and gas resources, particularly in North America, which require utilization of technologically advanced well stimulation equipment of the nature that we provide. Although commodity price fluctuations may impact the level of oil and gas exploration activity in the long term, we believe the capital spending programs of our customers at this time continue to be strong. A decrease in the capital spending programs of our customers would adversely impact our equipment sales and, to a lesser extent, our aftermarket parts and service and rental sales. Approximately 78% and 72% of our revenues in Fiscal 2010 and Fiscal 2009, respectively, came from customers in the oil and gas industry.

Non-oil and gas industries.    We believe that many of the non-oil and gas industries we serve, particularly the commercial vehicle and material handling industries, provide us with opportunities to continue to grow our business.

Aftermarket parts and service demand.    In addition, we provide aftermarket parts and service and rent equipment to customers in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries. These sales generated approximately 35% and 40% of our revenues during Fiscal 2010 and Fiscal 2009, respectively. We provide aftermarket parts and service for equipment manufactured by approximately 100 manufacturers, including products manufactured by us and our key OEMs, and our aftermarket business provides us with a recurring revenue stream. Our rental revenue includes generators, compressors and material handling equipment.

Backlog.    Among the metrics we track to monitor demand in our business is equipment order backlog. We define backlog as unfilled equipment orders that consist of written purchase orders or signed contracts accompanied, if required by our credit policies, by credit support (typically down payments or letters of credit). As of January 31, 2011, our equipment order backlog was $375.0 million, compared to $203.2 million as of January 31, 2010. For more information about our backlog, see "Business—Backlog."

Backlog of $375.0 million as of January 31, 2011 includes $37.5 million of related party transactions reflecting an order in Fiscal 2009 from an affiliate. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. A deposit in the amount of $31.2 million is recorded as a customer deposit in our consolidated balance sheet. Included in inventories, net is $29.5 million in costs related to this contract, and no amounts have been recorded in the consolidated statements of operations through January 31, 2011.

Seasonality.    Our revenues are not significantly affected by seasonality.

Operational factors

Ensuring timely supply of components.    While we believe that the opportunities to grow our business are significant, there are also challenges and uncertainties we face in executing our business plans. In the current environment of strong demand for products and services of the type we provide, our ability to procure certain components on a timely basis to meet the delivery needs of our customers is a concern. A substantial portion of the products we sell includes components provided by our six key OEMs and on occasion we need to rely upon alternative sources of supply for those components because of the current levels of high demand for the components we require. Our ability to satisfy the delivery requirements of a customer on a timely basis is critical to our success. For more information, see "Business—Suppliers and raw materials."

Labor market constraints.    Although we have the benefit of a highly trained and experienced workforce, we believe that attracting and retaining high quality and experienced personnel is a significant challenge in the current competitive environment, particularly in oil- and gas-related activities. Accordingly, we place particular emphasis on career development programs that seek to improve the retention of employees, including senior and middle management.

Presentation of historical financial information

Our fiscal year begins on February 1 of the stated year and ends on January 31 of the following year. For example, Fiscal 2010 began on February 1, 2010 and ended on January 31, 2011. We report results on the fiscal quarter method, with each quarter comprising approximately 13 weeks.

Historical operation as an LLC

For the period from January 23, 2006 to immediately prior to the consummation of this offering, we have conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and certain state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal income tax expense is recorded in our statement of operations for the years ended January 31, 2007, 2008, 2009, 2010 and 2011. The amounts shown under "income taxes" in our audited consolidated financial statements reflect taxes paid to foreign jurisdictions and certain state taxes. As of the date of the Corporate Conversion, we will record deferred taxes representing the difference between the tax and book basis of our assets and liabilities. Such net tax liability created is currently estimated to be approximately $2.7 million at January 31, 2011 and will result in a corresponding adjustment to decrease net earnings from continuing operations. In connection with the Corporate Conversion, we expect to distribute cash to our unit holders consistent with our prior practices to cover tax liabilities that will accrue to them through the date of the conversion.

Segment presentation

We recently revised our segment presentation to present the following reportable segments:

•
Manufacturing, which includes the design, manufacture and marketing of equipment for oilfield service providers, drilling and workover contractors, U.S. and international oilfield service companies, and national oil companies. We provide parts and service to customers primarily in the oil and gas industry.

•
Distribution, which includes the distribution of stand-alone products and the provision of aftermarket parts and service for products manufactured by us, our key OEMs and other manufacturers, as well as the renting of equipment, including generator sets, rail car movers and material handling equipment.

•
Corporate and shared services, which includes administrative overhead normally not associated with specific activities within our operating segments.

For more information on our segments, see "—Segment data."

In our prior reports filed with the SEC, we presented four segments: equipment, aftermarket parts and service, rental and corporate. The audited consolidated financial statements included elsewhere in this prospectus have been recast to reflect our new segment presentation.

Critical accounting policies

Use of estimates and assumptions

The preparation of financial statements in conformance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expense during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue recognition

Revenue from equipment and parts sales is recognized when the product is shipped, collection is reasonably assured, risks of ownership have been transferred to and accepted by the customer and contract terms are met. Cash discounts or other incentives to customers are recorded as a reduction of revenue. Revenue from service agreements is recognized as earned when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period. We report revenue net of any revenue-based taxes assessed by governmental authorities.

With respect to long-term equipment contracts, revenue is recognized using the percentage-of-completion method. The majority of our contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. For long-term equipment contracts to build land-based drilling, work over and service rigs, measurement of progress toward completion is based on the cost-to-cost method. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, we recognize the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

Recoverable costs and accrued profits not yet billed ("Unbilled Revenue") represent the cumulative revenue recognized less the cumulative billings to the customer. Any billed revenue that has not been collected is reported as accounts receivable. The timing of when we bill our customers is generally based upon advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Billings in excess of incurred costs represent progress billings in excess of Unbilled Revenue.

We frequently sell equipment together with "start-up" services, which typically involve adding fuel to the engine, starting the equipment for the first time and observing it to ensure that it is operating properly. In cases where start-up services are required on an equipment sale, the estimated start-up costs are accrued when revenue from the equipment sale is recognized.

Accounts receivable

Accounts receivable are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of our accounts receivable, net of the allowance for doubtful accounts, represents the estimated net realizable value. We maintain an allowance for doubtful accounts for estimated losses related to credit extended to our customers. We base such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues we have identified. Uncollectible accounts receivable are written off when we determine that the balance cannot be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out ("FIFO") basis and market determined on the basis of estimated realizable values. We purchase a considerable amount of our inventory for resale from independent manufacturers pursuant to distribution agreements. Cost represents invoice or production cost for new items and original cost less allowance for condition for used equipment inventory. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, we write inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

Goodwill and indefinite-lived intangible assets

We perform an impairment test for goodwill and indefinite-lived intangible assets annually during the fourth quarter, or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying value. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows ("income approach") and other market-related valuation models, including earnings multiples ("public company market approach") and comparable asset market values ("transaction approach"). Certain estimates and judgments are required in the application of these fair value models. The income approach consists of estimating the future cash flows that are directly associated with each of our reporting units. There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit, including historical experience and future expectations such as budgets and industry projections. We believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units.

We performed the first step for our annual impairment test, which compares the fair value of our reporting units to their carrying values, during the Fiscal 2010 fourth quarter and the result of this test indicated that a probable impairment existed for our Crown reporting unit. The Fiscal 2010 results of operations for the Crown reporting unit did not achieve our expectations. In particular, the anticipated rebound for and growth in rig and well stimulation equipment sales and backlog growth for the Crown reporting unit have not reached pre-2009 levels. These assumptions had been factored into our budgets and forecasts and specific sales were anticipated to occur during Fiscal 2010, including the fourth quarter, coupled with growth in backlog for these products. Because oil prices have risen, it was anticipated that capital spending for land-based drilling, work over and service rigs would return and be reflected in backlog and equipment ordering trends. As a result of this prolonged downturn, our cash flow projections for Crown have been substantially revised downward.

The Crown reporting unit had goodwill of $28.7 million and indefinite-lived intangible assets (trademarks) of $4.1 million subject to this annual impairment test. In determining the fair value in the step one test, the material assumptions used for the income approach included a weighted average cost of capital of 21.4% and a long-term growth rate of 4.1%. Based on our future cash flow projections for the Crown reporting unit, the result of the income approach indicated the carrying amount of the Crown reporting unit exceeded its estimated fair value. In addition, these cash flow projections did not result in meaningful market-related comparisons under the public company market and transaction approaches. Therefore, under the second step of the impairment test, we allocated the estimated fair value indicated by the income approach to the identifiable tangible and intangible assets and liabilities based on their respective values. This allocation indicated a partial impairment for the indefinite-lived intangible assets and no residual value for goodwill.

The below table details the impact of this impairment charge, which resulted in an overall decrease to goodwill and intangibles, net in our consolidated balance sheets of $31.5 million as follows:

	Indefinite-Lived Intangible Assets	Goodwill

Crown reporting unit before impairment test	$4,084	$28,653
Impairment charges	(2,834)	(28,653)

Crown reporting unit after impairment test	$1,250	$—

We recorded a $31.5 million impairment charge in our consolidated results of operations for Fiscal 2010.

Long-lived assets

Long-lived assets, which include property, plant and equipment and acquired definite-lived intangibles assets, comprise a significant amount of our total assets. We carry our property, plant and equipment at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred and expenditures for renewals, replacements and improvements are capitalized. We depreciate our property, plant and equipment on a straight-line basis over their estimated useful lives. Definite-lived intangibles are amortized on a straight-line basis over their estimated useful lives.

In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over their expected useful lives. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

Buildings	10-25 years
Leasehold improvements	Lesser of lease term or asset life
Rental equipment	2-8 years
Machinery and equipment	4-7 years
Computer hardware and software	3-4 years
Intangible assets	4 months-27 years

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our definite-lived intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

We assess the valuation of components of our property, plant and equipment and definite-lived intangible assets whenever events or circumstances dictate that the carrying value might not be recoverable. We base our evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, we determine whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If our estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, we recognize a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or other means, as appropriate under the circumstances.

Warranty costs

Generally, the only warranty provided to our customers for products we sell that were originally manufactured by others, including our key OEMs, is the warranty provided by those original manufacturers. We warrant products manufactured, and services provided, by us for periods of three to 18 months. Based on historical experience and contract terms, we accrue the estimated cost of our product and service warranties at the time of sale or, in some cases, when specific warranty exposures are identified and quantifiable. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond our historical experience. We accrue for any such warranty issues as they become known and estimable.

Customer deposits

We sometimes collect advance customer deposits to secure customers' obligations to pay the purchase price of ordered equipment. For long-term construction contracts, these customer deposits are recorded as current liabilities until construction begins. During construction, the deposit liability is reclassified into billings in excess of incurred costs and, ultimately, recognized into revenue under the percentage-of-completion method. For all other sales, these deposits are recorded as current liabilities until revenue is recognized.

Insurance

We maintain a variety of insurance for our operations that we believe to be customary and reasonable. We are self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers' compensation claims. Other than normal business and contractual risks that are not insurable, our risks are commonly insured against and the effect of a loss occurrence is not expected to be significant. We accrue for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported as of each balance sheet date. We regularly review estimates of reported and unreported claims and provide for losses accordingly.

Comparison of results of operations—Fiscal 2010 and Fiscal 2009

Sales

In Fiscal 2010, our sales were $861.2 million, an increase of $172.6 million, or 25.1%, compared to the same period of Fiscal 2009 sales of $688.7 million. The increase in sales impacted both segments and was attributable primarily to an overall increase in equipment sales in the manufacturing segment to customers in the oil and gas industry for our well stimulation equipment. Parts and service sales increased in both segments and higher transmission sales for oilfield equipment were primarily responsible for the increase in equipment sales for the distribution segment.

A breakdown of sales for the periods is as follows:

	For the year ended January 31,		Change
(dollars in thousands)	2011	2010	$	%

Manufacturing segment
Equipment	$321,008	$230,796	$90,212	39.1%
Parts and Service	21,386	15,558	5,828	37.5%

Total manufacturing sales	$342,394	$246,354	$96,040	39.0%
Distribution segment
Equipment	$216,251	$164,846	$51,405	31.2%
Parts and Service	279,341	258,082	21,259	8.2%
Rentals	23,248	19,394	3,854	19.9%

Total distribution sales	$518,840	$442,322	$76,518	17.3%

Total sales	$861,234	$688,676	$172,558	25.1%

Operating profit (loss)
Manufacturing(1)	$11,277	$15,875	$(4,598)	(29.0)%
Distribution	37,481	23,640	13,841	58.5%
Corporate and shared services	(38,204)	(42,109)	3,905	(9.3)%

Total operating profit	$10,554	$(2,594)	$13,148

Operating profit percentage
Manufacturing(1)	3.3%	6.4%
Distribution	7.2%	5.3%
Consolidated	1.2%	(0.4)%

(1)   The Fiscal 2010 operating profit for the manufacturing segment includes the impact of the $31.5 million goodwill and indefinite-lived intangible assets impairment charge for Crown.

Manufacturing sales increased by 39.0%, or $96.0 million, during Fiscal 2010 compared to Fiscal 2009, of which $90.2 million of this increase was related to equipment sales and $5.8 million was related to an increase in parts and service sales. The increase in equipment sales was primarily attributable to higher sales volumes for well stimulation equipment, which was partially offset by lower sales volumes in power generation (associated with deepwater drilling rig build cycles) and rigs as follows:

	For the year ended January 31,		Change
(dollars in thousands)	2011	2010	$	%

Manufacturing equipments sales
Well stimulation	$275,271	$60,016	$215,255	358.7%
Power generation	17,889	116,749	(98,860)	(84.7)%
Rigs	14,673	42,215	(27,542)	(65.2)%
Seismic products	6,192	2,220	3,972	178.9%
Electric products	5,382	6,931	(1,549)	(22.3)%
Other	1,601	2,665	(1,064)	(39.9)%

Total equipment sales	$321,008	$230,796	$90,212	39.1%

Distribution sales increased by $76.5 million to $518.8 million in Fiscal 2010 compared to $442.3 million in Fiscal 2009. The increase in distribution sales was due to increased equipment sales of $51.4 million, parts and service of $21.3 million and rentals of $3.8 million. The increase in transmissions is due to higher sales volumes for oilfield equipment. Equipment sales increased due to the following changes in our distribution products:

	For the year ended January 31,		Change
(dollars in thousands)	2011	2010	$	%

Distribution equipment sales
Power generation	$48,427	$48,348	$79	0.2%
Engines	28,845	32,631	(3,786)	(11.6)%
Transmissions	47,661	17,769	29,892	168.2%
Prime movers	34,488	26,962	7,526	27.9%
Material handling	31,099	24,609	6,490	26.4%
Rail car movers	11,638	8,390	3,248	38.7%
Other	14,093	6,137	7,956	129.6%

Total equipment sales	$216,251	$164,846	$51,405	31.2%

Gross profit

Our gross profit was $145.3 million for Fiscal 2010 compared to $111.6 million for Fiscal 2009, reflecting an increase in gross profit margin from 16.2% to 16.9%. Our gross profit margin increased by 0.7 points due to higher sales volumes and product mix. The manufacturing segment gross profit margin increased from 15.4% to 17.0%, an increase of 1.6 points. The distribution segment gross profit margin remained flat at 16.8%.

Selling and administrative expenses

Selling and administrative expenses decreased by $9.9 million to $104.3 million for Fiscal 2010, primarily as a result of the following items, which impacted Fiscal 2009: (1) an accrual for a probable sales tax liability ($3.4 million); (2) the settlement and defense of a claim ($3.5 million); and (3) the closure of a facility ($0.9 million). Further decreases in overall selling and administrative expenses in Fiscal 2010, including lower professional and legal fees, bad debt expense and depreciation, partially offset by higher compensation expense. As a result, selling and administrative expenses as a percentage of sales decreased to 12.1% in Fiscal 2010 from 16.6% for Fiscal 2009.

Other (income) expense, net

Other income increased by $1.1 million to $1.0 million for Fiscal 2010, mainly as the result of gains associated with foreign currency derivative instruments in Fiscal 2010, lower foreign currency transaction losses associated with our foreign subsidiaries in Fiscal 2010 as compared to Fiscal 2009. Our foreign subsidiaries in Canada, Colombia and Venezuela generated 4.0%, 3.9% and 0.3%, respectively, of our sales for Fiscal 2010.

Operating profit

Our operating profit increased to $10.6 million, or 1.2% of sales, during Fiscal 2010 from an operating loss of $2.6 million, or 0.4% of sales, volumes, gross profit margins in Fiscal 2009, primarily as the result of higher sales and lower selling and administrative expenses; however, operating profit margin was significantly reduced by the impact of the goodwill and indefinite-lived intangible assets impairment charge of $31.5 million. See discussion of this impairment in "Critical accounting policies—Goodwill and indefinite-lived intangible assets."

Interest expense, net

Interest expense, net for Fiscal 2010 decreased by $0.6 million compared to Fiscal 2009, primarily as a result of lower outstanding borrowings and interest rates for our revolving credit facility during Fiscal 2010, partially offset by higher interest income during Fiscal 2009.

Comparison of the results of operations—Fiscal 2009 and Fiscal 2008

Sales

For Fiscal 2009, our sales were $688.7 million, a decrease of $528.5 million, or 43.4%, compared to Fiscal 2008 sales of $1,217.1 million. The decrease in sales impacted both segments and resulted from low customer confidence due to the weak U.S. and global economies, tight credit markets and unstable gas and oil prices.

A breakdown of sales for these periods is as follows:

	Year ended January 31,		Change
(dollars in thousands)	2010	2009	$	%

Manufacturing segment
Equipment	$230,796	$485,165	$(254,369)	(52.4)%
Parts and service	15,558	34,890	(19,332)	(55.4)%

Total manufacturing sales	$246,354	$520,055	$(273,701)	(52.6)%
Distribution segment
Equipment	$164,846	$307,754	$(142,908)	(46.4)%
Parts and service	258,082	347,898	(89,816)	(25.8)%
Rentals	19,394	41,435	(22,041)	(53.2)%

Total distribution sales	$442,322	$697,087	$(254,765)	(36.5)%

Total sales	$688,676	$1,217,142	$(528,466)	(43.4)%

Operating profit (loss)
Manufacturing	$15,875	$50,110	$(34,235)	(68.3)%
Distribution	23,640	66,456	(42,816)	(64.4)%
Corporate and shared services	(42,109)	(38,420)	(3,689)	9.6%

Total operating profit (loss)	$(2,594)	$78,146	$(80,740)	(103.3)%

Operating profit percentage
Manufacturing	6.4%	9.6%
Distribution	5.3%	9.5%
Consolidated	(0.4)%	6.4%

Manufacturing sales decreased by 52.6%, or $273.7 million, during Fiscal 2009 compared to Fiscal 2008. The decrease in sales was attributable to lower equipment sales of $254.4 million and net decreases in parts and service of $19.3 million. Equipment sales decreased for all products, except power generation equipment (due to higher demand associated with deepwater drilling rig build cycles) and other equipment, as indicated in the following chart:

	Year ended January 31,		Change
(dollars in thousands)	2010	2009	$	%

Manufacturing equipment sales
Well stimulation	$60,016	$255,343	$(195,327)	(76.5)%
Rigs	42,215	121,145	(78,930)	(65.2)%
Power generation	116,749	58,141	58,608	100.8%
Seismic products	2,220	36,776	(34,556)	(94.0)%
Electric products	6,931	12,131	(5,200)	(42.9)%
Other	2,665	1,629	1,036	63.6%

Total equipment sales	$230,796	$485,165	$(254,369)	(52.4)%

Distribution sales fell by 36.5%, or $254.8 million, to $442.3 million during Fiscal 2009 from $697.1 million in Fiscal 2008. Equipment sales fell by $142.9 million, parts and service sales fell by $89.8 million, and rental sales fell by $22.1 million. Rental sales during Fiscal 2008 included revenues of approximately $11.2 million related to Hurricanes Gustav and Ike, which were not repeated during Fiscal 2009. Sales of equipment by product decreased as follows:

	Year ended January 31,		Change
(dollars in thousands)	2010	2009	$	%

Distribution equipment sales
Power generation	$48,348	$58,358	$(10,010)	(17.2)%
Engines	32,631	65,344	(32,713)	(50.1)%
Transmissions	17,769	49,757	(31,988)	(64.3)%
Prime movers	26,962	52,658	(25,696)	(48.8)%
Material handling	24,609	52,468	(27,859)	(53.1)%
Rail car movers	8,390	20,230	(11,840)	(58.5)%
Other	6,137	8,939	(2,802)	(31.3)%

Total equipment sales	$164,846	$307,754	$(142,908)	(46.4)%

Gross profit

Our gross profit was $111.6 million for Fiscal 2009, a decrease of $103.4 million, compared to $215.0 million in Fiscal 2008, reflecting a decline in gross profit margin from 17.7% to 16.2%, due to lower sales volumes, product mix and pricing pressures. The manufacturing segment gross profit margin increased slightly from 14.6% to 15.4%, primarily driven by changes in product mix. The distribution segment gross profit margin decreased from 20.1% to 16.8%, as a result of changes in product mix, pricing pressures and increases in indirect costs such as inventory reserves.

Selling and administrative expenses

Selling and administrative expenses decreased by $23.9 million to $114.2 million in Fiscal 2009 compared to $138.1 million in Fiscal 2008. Selling and administrative expenses as a percentage of sales increased to 16.6% from 11.3% for Fiscal 2009, primarily as a result of the impact of lower sales volumes and our fixed costs. The decrease of $23.9 million during Fiscal 2009 was partially offset by approximately $3.4 million related to an accrual for a probable sales tax liability and $3.5 million related to the settlement and defense of a claim. Fiscal 2008 included legal and professional expenses of approximately $2.6 million associated with the pursuit of strategic alternatives, $1.6 million related to Sarbanes-Oxley 404 internal controls implementation costs, and $3.2 million of non-cash amortization of other intangible assets.

Other expense (income), net

Other expense was $0.1 million in Fiscal 2009, a decrease of $1.4 million compared to other income of $1.3 million in Fiscal 2008, mainly as the result of foreign currency transaction losses associated with our Canadian subsidiary, partially offset by realized gains associated with our foreign currency derivative instruments in place at that time.

Operating (loss) profit

Our operating loss was $2.6 million, or 0.4% of sales, in Fiscal 2009, compared to operating profit of $78.1 million, or 6.4% of sales, in Fiscal 2008, primarily as the result of lower sales and gross profit margins.

Interest expense, net

Net interest expense was $20.5 million in Fiscal 2009, a decrease of $4.4 million compared to net interest expense of $24.9 million in Fiscal 2008. The decrease in interest expense was primarily a result of lower outstanding balances and lower interest rates for our revolving credit facility and an increase in interest income as compared to Fiscal 2008.

Segment data

In our prior reports filed with the SEC, we presented four segments: equipment, aftermarket parts and service, rental and corporate. We have revised our segments to the following three segments: manufacturing, distribution and corporate and shared services. The audited consolidated financial statements included elsewhere in this prospectus have been presented on this basis.

Through our two operating segments, we design, manufacture and market a wide range of equipment and provide aftermarket parts and service to a broad range of customers. We also provide rental equipment through our distribution segment. These products and services are consistent with our activities in prior periods and were reported in prior periods as three distinct operating segments. We now report these same product categories within our two operating segments, which reflect our internal management structure.

This operational and management structure was clarified and defined in the fourth quarter of Fiscal 2010 as the result of senior management's assessment and recommendations made to the board of directors. This operational and management realignment was approved by our board and is reflected in the segments we now report. We believe that the two operating segment presentation continues to report the products and services we provide, while also providing a view of how we manage our business and a better platform from which to explain the key activities within, and drivers for, our business.

Our reportable segments are as follows:

Manufacturing

We design, manufacture and market equipment for U.S. and international oilfield service providers and drilling and workover contractors, as well as national oil companies that require integrated and customized product solutions. We manufacture equipment specifically for hydraulic fracturing, well stimulation, well workover, intervention and drilling operations. Our manufactured products include integrated solutions, which incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. In addition, we provide parts and service to customers primarily in the oil and gas industry.

Distribution

We provide stand-alone products and aftermarket parts and service for products manufactured by us, our six key OEMs and other manufacturers. In addition, we provide rental equipment including generator sets, air compressors, rail car movers and material handling equipment to our customers. Our aftermarket parts and service operations, which provide us with a recurring, higher-margin source of revenue, serve customers engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, as well as other industries.

Corporate and shared services

Our corporate and shared services segment includes administrative overhead normally not associated with specific activities within the operating segments. These expenses include legal, finance and accounting, internal audit, human resources, information technology, marketing, supply chain and similar corporate office costs.

Intra-segment revenues and costs are eliminated, and operating profit (loss) represents earnings (loss) before interest and income taxes.

Segment results comparison—Fiscal 2010 and Fiscal 2009

Manufacturing

Operating profit generated by our manufacturing segment decreased to $11.3 million, or 3.3% of sales, for Fiscal 2010, from $15.9 million, or 6.4% of sales for Fiscal 2009. The $4.6 million decrease in operating profit was attributable to a goodwill and indefinite-lived intangible asset impairment charge of $31.5 million. This impairment charge was offset by increases of $14.8 million in sales volume, $5.5 million in increases due to a higher average profit margin, a $3.8 million decrease in selling and administrative expenses and a $2.8 million decrease in other expense. The decrease in selling and administrative expenses primarily related to lower depreciation, rent and facility-related costs and lower bad debt expense. The decrease in other expense was the result of foreign currency transaction losses attributable to our Canadian subsidiary in Fiscal 2009 that were lower in Fiscal 2010.

Our manufacturing backlog as of January 31, 2011 was $273.6 million, as compared to $158.6 million on January 31, 2010, an increase of 72.5%. Backlog of $273.6 million as of January 31, 2011 includes a $37.5 million related party transaction, reflecting an order in Fiscal 2009 from an affiliate. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. Cash payments received pursuant to this transaction are recorded as customer deposits in the consolidated balance sheet and amounted to $31.2 million as of January 31, 2011. Included in inventories, net is $29.5 million of costs related to this transaction, and no amounts have been recorded in the consolidated statement of operations for this transaction to date.

Distribution

Operating profit generated by the distribution segment increased to $37.5 million in Fiscal 2010 from $23.6 million in Fiscal 2009, representing an increase in operating profit percentage from 5.3% to 7.2%. The $13.9 million increase in operating profit was attributable to increases of $12.9 million in sales volume and decreases of $1.7 million in selling and administrative expenses, partially offset by a $0.2 million decrease in average gross profit margin and an increase of $0.5 million in other expense.

Our distribution backlog as of January 31, 2011 was $101.4 million, as compared to $44.7 million on January 31, 2010, an increase of 126.8%.

Corporate and shared services

Corporate and shared services expenses decreased to $38.2 million in Fiscal 2010 compared to $42.1 million in Fiscal 2009, primarily as a result of the following items that impacted Fiscal 2009: an accrual for a probable sales tax liability ($3.4 million) and the settlement and defense of a claim ($3.5 million). These decreases were offset by an increase in bonuses ($2.8 million). As a result of these decreases, and due to higher sales volumes, corporate and shared services expenses decreased from 6.1% to 4.4% as a percentage of sales.

Segment results comparison—Fiscal 2009 and Fiscal 2008

Manufacturing

Operating profit generated by the manufacturing segment decreased to $15.9 million in Fiscal 2009 from $50.1 million in Fiscal 2008, a decrease in operating profit margin from 9.6% to 6.4%, primarily due to higher costs and lower sales volumes. The $34.2 million decrease in operating profit was attributable to a decrease of $39.9 million in sales volume and an increase in other expense of $7.3 million, partially offset by $10.9 million decrease in selling and administrative expenses and an increase of $2.1 million in our average profit margin. The increase in other expense resulted from foreign currency transaction gains in Fiscal 2008 for our Canadian subsidiary, while foreign currency transaction losses occurred in Fiscal 2009. Selling and administrative expenses decreased as a result of lower salaries and wages, including the impact of headcount reductions, depreciation, facilities costs and other items.

Our manufacturing backlog as of January 31, 2010 was $158.6 million compared to $223.7 million as of January 31, 2009, a decrease of 31.7%. We experienced significant declines in demand in fiscal 2009 for our well stimulation and drilling rig products as a result of lower oil and gas prices, the tight credit markets and the weak U.S. and global economies. Backlog of $158.6 million as of January 31, 2010 includes a $37.5 million related party transaction reflecting an order in Fiscal 2009 from an affiliate. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. A deposit in the amount of $9.4 million is recorded as a customer deposit in our consolidated balance sheet. Included in inventories, net is $5.8 million in costs related to this contract, and no amounts have been recorded in the consolidated statements of operations through January 31, 2010.

Distribution

Operating profit generated by the distribution segment decreased to $23.6 million in Fiscal 2009 from $66.4 million in Fiscal 2008, while operating profit margin decreased from 9.5% to 5.3%. The $42.8 million decrease in operating profit was attributable to decreases of $51.2 million in sales volume and $14.6 million in our average profit margin. Decreases in selling and administrative expenses of $21.7 million and $1.3 million in other expense partially offset the overall decrease in operating profit. Selling and administrative expenses decreased due to lower salaries and wages, including the impact of headcount reductions, depreciation, rent and facility costs, among other items. The decrease in other expense is primarily attributable to foreign currency transaction losses occurring in our Venezuelan subsidiary in Fiscal 2008 that did not occur in Fiscal 2009.

Our distribution backlog as of January 31, 2010 was $44.7 million, as compared to $64.2 million on January 31, 2009, a decrease of 30.4%.

Corporate and shared services

Corporate and shared services expenses increased to $42.1 million in Fiscal 2009 compared to $38.4 million in Fiscal 2008 and increased as a percentage of sales from 3.2% to 6.1% as a result of lower sales volumes. Corporate and shared services expenses in Fiscal 2009 included $3.4 million of charges related to the accrual for a probable sales tax liability, $3.5 million in defense and settlement of a claim, an increase of $2.7 million in facility related expenses and an increase of $1.0 million in warranty expense.

Liquidity and capital resources

Our principal source of liquidity is cash generated by operations. We also have a $250.0 million asset-based revolving credit facility, which we draw upon when necessary to satisfy our working capital needs and generally pay down with available cash. Our liquidity needs are primarily driven by changes in working capital associated with execution of large manufacturing projects. While many of our contracts include advance customer deposits and progress billings, some international contracts provide for substantial portions of funding under confirmed letters of credit upon delivery of the products.

We have funded, and expect to continue to fund, operations through cash flows generated by operating activities and borrowings under our revolving credit facility. We also expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

Our future liquidity requirements will be for working capital, capital expenditures, debt service and general corporate purposes. Our borrowing capacity under the revolving credit facility is impacted by, among other factors, the amount of working capital and qualifying assets therein. Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our revolving credit facility, will be adequate to meet our short-term and long-term liquidity needs. However, our ability to meet our working capital and debt service requirements is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we are not able to meet such requirements, we may be required to seek additional sources of capital.

Cash flows

	Year ended January 31,

(dollars in thousands)	2011	2010	2009

Net cash provided by operating activities	$56,864	$66,321	$58,470
Net cash used in investing activities	(14,924)	(2,940)	(27,776)
Net cash used in financing activities	(36,150)	(63,733)	(42,364)

As of January 31, 2011, our cash and cash equivalent balance was $9.2 million. The level of cash and cash equivalents is impacted by the timing of cash receipts, disbursements and borrowings and payments under our revolving credit facility.

Fiscal 2010 compared to Fiscal 2009

Operating cash flow for Fiscal 2010 decreased by $9.5 million compared to Fiscal 2009. Fiscal 2009 reflects the conversion of working capital to cash given the completion of large jobs and the overall decrease in business activity. Fiscal 2010 reflects the overall increase in business activity and resultant build-up for long-term contracts and inventory. These increases were funded in large part by customer deposits, thus offsetting the cash outlays.

Cash flow used in investing activities increased by $12.0 million for Fiscal 2010 compared to Fiscal 2009. This increase is due to the substantial curtailment of capital expenditures during Fiscal 2009 as a result of the overall economic and business conditions due to the global recession, tight credit markets and volatile gas and oil prices. Given the increase in our business activity, capital spending increased in Fiscal 2010, particularly for our rental business.

Cash flow used in financing activities decreased by $27.6 million for Fiscal 2010 compared to Fiscal 2009 and primarily relates to lower payments in Fiscal 2010 under our revolving credit facility. This overall decrease in payments under our revolving credit facility results from the use of cash flow for investing activities and lower overall cash flow from operations in Fiscal 2010, whereas cash flow was used to pay down our revolving credit facility in Fiscal 2009.

Fiscal 2009 compared to Fiscal 2008

Operating cash flow increased by $7.9 million in Fiscal 2009 as compared Fiscal 2008, despite a net loss of $23.9 million. This increase stems from working capital being converted to cash flow as large projects were completed and paid and a lack of further build-up of inventory due to the slow-down in business activity.

Cash flow used in investing activities decreased by $24.9 million in Fiscal 2009 as compared to Fiscal 2008. This decrease was due to the substantial curtailment of capital expenditures during Fiscal 2009 as a result of overall economic and business conditions due to the global recession, tight credit markets and unstable gas and oil prices.

Cash flow used in financing activities increased by $21.4 million in Fiscal 2009 as compared to Fiscal 2008. This increase was attributable to increased payments under our revolving credit facility of $49.0 million as a result of increased available cash flow from operations and lower investments of cash outflows. This increase was partially offset by a $28.0 million decrease in distributions to shareholders for tax obligations, which was attributable to the overall net loss for Fiscal 2009.

Financing sources

We have an asset-based revolving credit facility in the amount of $250.0 million with a $25.0 million sub-facility to be used by our Canadian subsidiary. The $250.0 million revolving credit facility, which matures in February 2012, is secured by substantially all accounts receivable, inventory and property, plant and equipment and provides for borrowings at LIBOR, plus a margin ranging from 1.25% to 2.00% per annum, based on our leverage ratios, as specified in the credit agreement. Based on the outstanding borrowings, letters of credit issued and the terms of the asset-based revolving credit facility, our available borrowing capacity was approximately $124.3 million at January 31, 2011. While we expect to be able to refinance or renew our revolving credit facility, there are no guarantees we will be able to do so, at all or on substantially similar terms and conditions.

In June 2006, we issued $150.0 million in principal amount of 10% Senior Notes due 2014. The senior notes are unsecured and are guaranteed on an unsecured basis by our domestic restricted subsidiaries. The senior notes mature on July 15, 2014, and interest is payable semi-annually on January 15 and July 15.

Borrowings under our revolving credit facility and our senior notes were as follows as of the dates indicated:

(dollars in thousands)	As of January 31, 2011	As of January 31, 2010

Revolving credit facility	$35,181	$70,870
Unsecured senior notes	150,000	150,000

Total	$185,181	$220,870

The revolving credit facility and the senior notes contain financial and operating covenants with which we must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. We were in compliance with all covenants as of January 31, 2011. The financial covenant for the revolving credit facility requires that we maintain a fixed charge coverage ratio, as defined in the agreement, of at least 1.1 to 1.0; however, this covenant does not take effect until our available borrowing capacity is $30.0 million or less. The covenants in the senior notes indenture require that, if were we to incur additional indebtedness, pay dividends or make certain other restricted payments (in each case, subject to various exceptions set forth in the indenture), after giving effect to the incurrence of such additional indebtedness, we have a fixed charge coverage ratio, as described in the indenture, of at least 2.5 to 1.0.

See "Description of indebtedness" for more details about our revolving credit facility and senior notes.

Capital expenditures

Our estimated capital expenditures for Fiscal 2011 are not anticipated to exceed $30.0 million, and up to $19.0 million of this amount is available for rental equipment additions.

Contractual obligations and commitments

The following table summarizes the scheduled maturities under our revolving credit facility and our senior notes and our expected payments for other significant contractual obligations as of January 31, 2011:

(dollars in thousands)	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Thereafter	Total

Senior notes	$—	$—	$—	$150,000	$—	$—	$150,000
Revolving credit facility	—	35,181	—	—	—	—	35,181
Notes payable(1)	7,441	—	—	—	—	—	7,441
Interest on senior debt(1)	16,516	15,063	15,000	7,500	—	—	54,079
Operating leases:
Equipment	1,267	590	482	66	17	—	2,422
Property	5,958	2,897	1,848	1,323	896	192	13,114
Vehicles	2,245	1,166	530	364	24	—	4,329

Total operating leases	$9,470	$4,653	$2,860	$1,753	$937	$192	$19,865

Total	$33,427	$54,897	$17,860	$159,253	$937	$192	$266,566

(1)
Interest in respect of our revolving credit facility and notes payable is calculated assuming the outstanding balance and the current average borrowing rate at January 31, 2011 remain unchanged over the terms of the agreements.

Off-balance sheet arrangements

We did not have material off-balance sheet arrangements as of January 31, 2011. We lease certain facilities and equipment from third parties under operating lease arrangements. For more information about these leases, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Effects of inflation

We do not believe that inflation has had a material adverse effect on our financial condition or results of operations in recent years. However, to the extent that the cost of components and other supplies that we purchase rise and we are unable to pass those price increases on to our customers, our financial condition and results of operations would be adversely affected. In instances in which we enter into contracts, such as for the manufacture of certain equipment that requires lead time between the placing of the order and delivery, the majority of those contracts are at a fixed price. Any increase in component and other supply costs over the term of these contracts would reduce our profit margin on those products.

Quantitative and qualitative disclosures about market risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and commodity prices, which could impact our financial condition, results of operations and cash flows. We plan to manage our exposure to these and other market risks through regular operating and financing activities and on a limited basis, the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

Foreign exchange risk

Our international subsidiaries in Colombia and Venezuela transact most of their business in their respective local currencies, while our Canadian subsidiary conducts its business in both Canadian and U.S. dollars. Revenues generated by our Canadian, Colombian and Venezuelan subsidiaries comprised 4.0%, 3.9% and 0.3%, respectively, of our total revenue during Fiscal 2010. Our results of operations were not significantly impacted by changes in currency exchange rates.

During the second quarter of Fiscal 2010, we entered into four short-term foreign currency exchange rate contracts to manage our exposure to fluctuations in foreign currency for certain purchase orders that were denominated in Euros. As of October 30, 2010, all of these contracts were closed and we have recognized a $0.8 million realized gain, which was recorded in other (income) expense, net within our consolidated statement of operations. We did not apply hedge accounting for these derivative instruments. We entered into a short-term foreign currency exchange rate derivative instrument in January 2009 to manage our exposure to fluctuations in foreign currency exchange rates for certain contracts of our Canadian subsidiary that were not denominated in its functional currency. This derivative was settled in the second quarter of Fiscal 2009 and resulted in a realized gain of $1.4 million, which was recorded in other (income) expense, net within our consolidated statement of operations.

A 10% depreciation of the Canadian dollar with respect to the U.S. dollar would have caused our Canadian subsidiary's assets and sales as of and for the year ended January 31, 2011 to decrease in U.S. dollar terms by approximately $5.5 million and $4.3 million, respectively. A 10% depreciation of the Colombian peso with respect to the U.S. dollar would have caused our Colombian subsidiary's assets and sales as of and for the year ended January 31, 2011 to decrease in U.S. dollar terms by approximately $2.0 million and $3.1 million, respectively.

On January 10, 2010, the Venezuelan government devalued its currency from 2.15 Bolivars per U.S. dollar to 4.30 Bolivars per U.S. dollar (the "official rate"), and the Venezuelan economy has since been designated as hyperinflationary. We historically have utilized the official rate for our Venezuelan operations. Beginning February 1, 2010, we utilized the U.S. dollar as the functional currency for our Venezuelan subsidiary and remeasured its financial statements into U.S. dollars at the official rate. Accordingly, using hyperinflationary accounting, we recognized the related losses or gains from such remeasurement of its balance sheet in the consolidated statements of its operations. During Fiscal 2010, the official rate for Venezuela did not fluctuate significantly. As a result, the effect of remeasuring our Venezuelan subsidiary was insignificant.

At January 31, 2011, we evaluated the rate at which we remeasure our Venezuelan subsidiary and concluded that based on the continued slow-down of its economy and resultant constraints presently impacting the banking environment and associated limitations therein, that the SITME rate of 5.30 Bolivars per U.S. dollar was a more appropriate remeasurement rate. The result of this change in remeasurement rate did not have a material impact to our financial statements. The total assets for our Venezuela subsidiary are approximately $4.0 million.

Interest rate risk

We use variable-rate debt to finance certain of our operations and capital expenditures. Assuming the entire $250.0 million revolving credit facility were drawn, each quarter point change in interest rates would result in a $0.6 million change in annual interest expense.

Recent accounting pronouncements

Revenue recognition for arrangements with multiple deliverables

In October 2009, the Financial Accounting Standards Board issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into beginning, or materially modified on or after, February 1, 2011. We do not expect the provisions of this update to have a material impact on our consolidated financial statements.

Business

Our company

We are a leading designer, manufacturer and provider of specialized equipment and aftermarket parts and service for the oil and gas industry and other industries that we have served for over 100 years.

Our wide range of products covers hydraulic fracturing, well stimulation, workover, intervention and drilling operations. These products include pumping, acidizing, coil tubing, cementing and nitrogen units, drilling rigs, workover rigs, power generation systems and electrical support and distribution systems, as well as engines, transmissions and material handling equipment. We have a substantial installed base of products, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues from customers in the oil and gas, power generation and various other industries. In addition, we provide rental equipment to our customers, including generator sets, air compressors, rail car movers and material handling equipment.

With more than a century of continuous service across diverse industries, we have an established track record of providing a high-quality, technologically advanced series of products using state-of-the-art components, processes and techniques. We have long-standing relationships with six globally recognized original equipment suppliers, or OEMs—Detroit Diesel, MTU Friedrichshafen, Electro-Motive Diesel, Hyster, Allison Transmission and Deutz—with which we have conducted business for more than 40 years on average.

Demand for our products has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 82% and 76% of our equipment revenues and an estimated 78% and 72% of our total revenues in Fiscal 2010 and Fiscal 2009, respectively. Our extensive and diverse customer base includes many of the world's leading oilfield service companies, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Our business

We manage our business through the following two principal segments:

Manufacturing (representing 43%, 36% and 40% of revenues for the fiscal years ended January 31, 2009, 2010 and 2011, respectively).    We design, manufacture and market equipment for U.S. and international oilfield service providers and drilling and workover contractors, as well as national oil companies that require integrated and customized product solutions. We manufacture equipment specifically for hydraulic fracturing, well stimulation, well workover, intervention and drilling operations. Our manufactured products include integrated solutions, which incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. Our manufactured products provide integrated solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. Our manufacturing segment benefits from our long-standing relationships with globally recognized OEMs. We have five main manufacturing facilities across North America, comprising more than 600,000 square feet of space that are strategically located to effectively service our customers' needs.

Distribution (representing 57%, 64% and 60% of revenues for the fiscal years ended January 31, 2009, 2010 and 2011, respectively).    We provide stand-alone products and aftermarket parts and service for products manufactured by us, our six key OEMs and other manufacturers. In addition, we provide rental equipment including generator sets, air compressors, rail car movers and material handling equipment to our customers. Our aftermarket parts and service operations, which provide us with a recurring, higher-margin source of revenue, serve customers engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, as well as other industries. Throughout the period of our relationship with our key OEMs, we have been the factory-authorized provider of their stand-alone products in specified territories, which include major oil and gas producing regions in the United States. Our arrangements with our six key OEMs generated approximately 57%, 56% and 55% of our aftermarket parts and service revenues in Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. Our extensive distribution network is strategically positioned throughout major oil and gas producing regions, enabling us to effectively support our customers. We provide in-house servicing in close proximity to our customers' operational locations as well as on-site servicing. As of January 31, 2011, we employed over 650 trained and certified service technicians utilizing approximately 575 service bays in the United States, Canada and abroad. Additionally, we provide aftermarket parts through our extensive network of approximately 185 authorized dealers.

Our strengths

We believe that our operations benefit from a number of competitive strengths, including the following:

Strong brand recognition.    We believe that the "Stewart & Stevenson" brand has long been recognized in the oil and gas industry, as well as in other industries we serve, and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Experienced provider of integrated solutions.    Our product lines include integrated, site-ready solutions, which incorporate a variety of components into a single system for a wide range of oilfield services and support applications. We believe that our engineered product offerings are highly distinguished in their technical specifications and are further enhanced by our aftermarket service and support. Our highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel have core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low- to high-voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software-driven control packages. We strongly believe in a partnership approach in the pursuit of our customer objectives, in which our highly qualified engineering and development teams commit to ensure that our products are tailored to meet specific customer requirements.

Established, diversified customer base.    We have strong, long-standing relationships with many of our top customers. We maintain a broad and diverse customer base, including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. As of January 31, 2011, no single customer accounted for more than 6% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 31% of our total revenues.

Extensive aftermarket business.    Our extensive network of facilities, at over 50 strategic locations provides our customers with high-quality parts and service throughout the lifecycle of our products. Our extensive aftermarket parts and service sales, which is generally less sensitive to economic cycles, provide a source of recurring revenue and typically generate higher margins than our equipment sales. This business is supported by an experienced sales force of over 200 personnel and over 650 trained and certified technicians. Our depth of experience in the industries we serve and our significant, long-standing customer relationships are key components to our success. Combined with superior products, this knowledge enables us to serve our customers and fully address our markets.

Robust training program.    We are dedicated to training for our employees, dealers and customers utilizing our multiple training facilities, our staff of full-time trainers and an internet-based learning management system. We maintain over 200 instructor-led and internet-based courses. We provide our domestic and international customers with onsite training, technical documentation and quality control support. In 2010, we provided training to more than 500 employees and over 700 customers. Our training efforts ensure that our customers benefit from highly trained and experienced support for the products we offer, and we believe that they provide us a competitive advantage within our industry.

Highly experienced management team.    We have a highly qualified senior management team with extensive global experience in the industries we serve. Our board of directors includes individuals with extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation who are prominently regarded for their distinguished accomplishments in the United States and abroad as well as their significant business experience. We believe that our board of directors provides us with an uncommon strategic resource and competitive advantage.

Our strategy

We believe that the implementation of the following strategic initiatives by our management team, under the leadership of our board of directors, will enable our company to take advantage of significant demand for our well-known product lines across the global marketplace.

Leverage the Stewart & Stevenson brand name.    We believe that our brand name enjoys significant domestic and international recognition, particularly in the oil and gas industry, and reflects our reputation for quality products, innovative solutions and dependable service. We intend to continue to prominently feature our brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and to pursue technological innovations. We believe that the strength of our brand helps us to cross-sell and diversify our product lines and expand our domestic and international operations.

Grow our position as a market leader.    We believe that our ability to customize our products to the specific needs of our customers, combined with our comprehensive aftermarket capabilities and broad geographic reach, positions us to satisfy the growing requirements of participants in the oil and gas industry and other industries. We believe that the benefits of our cost effectiveness programs, combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be beneficiaries in the expected global economic recovery, will serve as key components to support our ability to grow.

Improve productivity and competitiveness.    We are fully committed to the continued enhancement of our productivity through process improvements and the expansion of our manufacturing and engineering capabilities. We continue to streamline our operations through an assembly flow line, lean manufacturing techniques, standardization, outsourcing and supply chain enhancements, while also focusing on opportunities to customize equipment to respond to the specific needs of our customers. We believe that our continued focus on these efforts enhances our competitive position.

Selectively pursue growth opportunities.    We intend to continue to selectively seek strategic growth opportunities domestically and internationally (particularly in Brazil, China and the United Arab Emirates), and organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capability. We pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, improving efficiency and growing our customer base.

Continue to develop a highly effective workforce.    We have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs, as well as attractive incentive compensation plans for the benefit of our employees. We are committed to continuing to attract and retain high-quality and experienced personnel.

Industry overview

We believe that we are well positioned to capitalize on favorable industry conditions in the markets we serve, particularly the oil and gas industry, as well as the other industries in which our customers operate.

Increasing capital spending in the oil and gas industry.    Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and natural gas producers. According to Spears & Associates, Inc., annual global drilling and completion expenditures (excluding Russia, China and Central Asia) have increased from $64 billion in 2000 to $231 billion in 2010, representing a compound annual growth rate of 14%. Although these capital expenditures decreased by 28% from 2008 to 2009, they are projected to increase at a compound annual growth rate of 9% from 2010 to 2016, reaching $378 billion.

Recovery in global drilling activity.    As a result of the economic downturn of 2009, there was a dramatic reduction in global drilling activity. However, according to Baker Hughes, Inc., the global rig count has recovered 63% from its low of 1,983 in May 2009 to 3,227 in December 2010, reflecting, among other things, the recent improvement in the global economy and the increased development of unconventional oil and gas resources. The global rig count of 3,434 in March 2011 is near its highest point in approximately 25 years.

Increasing U.S. onshore horizontal drilling activity.    Advances in drilling and completion technologies, including horizontal drilling and hydraulic fracturing, have made the development of many unconventional resources, such as oil and natural gas shale formations, economically attractive. This has led to a dramatic increase in the development of oil- and natural gas-producing shale formations, or "plays," in the United States. According to Baker Hughes, Inc., the North American horizontal rig count has risen from 335 in January 2007 to 947 in December 2010. Suppliers of products and services to the hydraulic fracturing industry currently benefit from drilling and completion trends that require more fracturing stages per well due to the increased horizontal length of the wells.

Increasing drilling in oil- and liquids-rich formations.    While the majority of U.S. drilling rigs currently are drilling in natural gas formations, there is increasing activity in oil- and natural gas liquids-rich formations, such as the Eagle Ford, Bakken and Niobrara Shales, as well as various resources in Oklahoma, including the Granite Wash. Although the oil and gas industry is cyclical and oil prices historically have been volatile, we believe that many of the oil- and liquids-rich plays are economically attractive at oil prices substantially below the current price of oil.

International interest in shale plays.    There is growing international interest in the development of unconventional oil and natural gas shale plays. This has resulted in a number of joint ventures between major U.S. and large international exploration and production, or E&P, companies related to shale plays in the United States. We believe that these joint ventures, which typically require international oil companies to commit cash up front and fund significant future capital expenditures, will generate additional demand for drilling and completion activity in the coming years. In addition, we believe that such joint ventures will continue to stimulate development of other oil and gas shale reservoirs outside the United States.

Fracturing fleet attrition should positively impact demand.    Existing hydraulic fracturing fleets are currently experiencing significantly higher levels of demand as the result of a significant increase in the number of fracturing stages per horizontal well and increased pump pressure rates associated with the fracturing stages, which are designed to maximize shale oil and gas production. This higher level of operation associated with shale oil and gas activity is expected to accelerate the replacement cycle of equipment.

Our history

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from Stewart & Stevenson Services, Inc., or SSSI, and its affiliates on January 23, 2006, substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry, which we refer to collectively as the "SSSI Acquisition." Except as otherwise expressly noted, when we refer to financial and other information about us on a historical basis prior to that date, such information reflects the operations we acquired from SSSI prior to the acquisition.

On February 26, 2007, we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies, Inc. and certain of its affiliates, which we refer to as "Crown." Crown, which was headquartered in Calgary, Alberta, had multiple U.S. operations. Crown manufactured drilling, well servicing and workover rigs, stimulation equipment and provided related parts and services. As a result of the Crown Acquisition, we increased our manufacturing capabilities and broadened the markets we serve. The Crown Acquisition allowed us to better serve the growing Canadian oil and gas market and to expand more rapidly into global markets.

Products and services

Through our two operating segments, we design, manufacture, and market a wide-range of equipment, provide aftermarket parts and service, and provide rental equipment to a broad range of customers.

Equipment

We design, manufacture and market equipment for well stimulation, drilling and well servicing rigs, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We record sales of these products in our manufacturing segment. We distribute stand-alone products manufactured by us. We record sales of these products in our distribution segment.

A substantial portion of the products we sell in both the manufacturing and distribution segments includes components provided by our six key OEMs. Our relationships with these OEMs generally enable us to sell their products globally as components of our engineered equipment and in specified territories as stand-alone products. We have been the factory-authorized provider of stand-alone products of our six key OEMs in these territories, which principally cover major oil and gas producing regions in the United States, for an average of approximately 40 years. For Fiscal 2010, approximately 76.1% and 23.9% of our equipment sales revenues were derived from engineered products and stand-alone products, respectively. Approximately 40.4% of our product costs for Fiscal 2010 represented equipment supplied to us by these OEMs, which we use in combination with our design, engineering, and manufacturing expertise to deliver a value-added, integrated solution to our customers.

The following table lists the equipment we provide:

Product line	Percentage of total equipment revenues in Fiscal 2010	Product description	Segment

Well stimulation	49.1%	Equipment that includes fracturing pumps, blenders, hydration, chemical additive systems and control systems and software used to enhance oil and gas production.	Manufacturing
Power generation	12.3%	Standby emergency back-up, fire suppression and prime power in a variety of configurations and capacities, using natural gas and diesel engines.	Manufacturing and Distribution
Transmissions	8.9%	Automatic transmissions and related products.	Distribution
Prime movers	6.4%	Engineered packages, mating internal combustion engines to a transmission or torque converter to power specific customer applications.	Distribution
Material handling	5.8%	Fork lift trucks and ancillary equipment.	Distribution
Engines	5.4%	Internal combustion diesel and natural gas engines.	Distribution
Rigs	2.7%	Equipment used in drilling, workover and well servicing, and exploration and enhancement of oil and gas production.	Manufacturing
Rail car movers	2.2%	Engine-driven equipment used in rail car switching operations.	Distribution
Coiled tubing	1.8%	Well workover, stimulation and drilling equipment used on land and offshore applications.	Manufacturing

Product line	Percentage of total equipment revenues in Fiscal 2010	Product description	Segment

Other	5.4%	Various equipment utilized in the oil and gas services industry, such as cementing, nitrogen pumping, fluid pumping and contract manufacturing of seismic and electric equipment.	Manufacturing and Distribution

Aftermarket parts and service

We provide aftermarket parts and service to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our aftermarket parts and service business supports equipment manufactured by approximately 100 manufacturers, and in certain cases, including for our product offerings from our six key OEMs, we have been the factory-authorized parts and service provider for specified territories, principally in major oil and gas producing regions in the United States. Approximately 35% of our total revenues for Fiscal 2010 were from aftermarket parts and service operations. For Fiscal 2010, approximately 57% of the aftermarket parts and service revenues pertained to products sourced from our six key OEMs. Both our manufacturing and distribution segments generate revenues from aftermarket parts and service.

We believe there are a number of factors which affect a customer's choice of its supplier of aftermarket parts and service, including the customer's preference to use factory-authorized parts and service, price, parts availability, level and number of experienced technicians, proximity to the customer's location and flexibility to service products in the field. As of January 31, 2011, we employed over 650 highly trained service technicians, utilizing approximately 575 service bays in the United States, Canada and abroad. We also have significant capabilities to service customers at their sites, due to our large number of technicians and our close proximity to the customer. Additionally, we maintain a substantial investment in parts inventory managed by our experienced parts personnel, and we provide aftermarket parts through our extensive network of approximately 185 authorized dealers.

The following map represents our manufacturing facilities and service locations, as well as the states in which we have an OEM supply agreement.

Manufacturing facility
Distribution facility
Petroleum field
States with territories
under OEM supply agreements

Rental

Our rental products primarily consist of generator sets, air compressors, rail car movers and material handling equipment that are offered to a wide range of end markets and are principally rented on a short-term basis as a complementary solution to equipment sales. Our rental fleet consists of over 1,300 units as of January 31, 2011, and we are able to complement our equipment offering by providing our customers the flexibility of renting versus purchasing certain equipment. Revenues for Fiscal 2010 represented approximately 2.7% of our total revenues, and our rental products generate our highest margins and provide us with a strong return on our investment. We record these revenues within our distribution segment.

The following table lists our rental products:

Product line	Percentage of total rental revenues in Fiscal 2010	Product description

Generators	41.8%	Engines/generators ranging from 25 to 2,000 kilowatts.
Material handling equipment	36.0%	Fork lift trucks, rail car movers and ancillary equipment.
Air compressors	22.2%	Air compressors ranging from 375 to 1,600 cubic feet per minute.

Our utilization rate for Fiscal 2010 and Fiscal 2009 was approximately 49% and 44%, respectively, of our available rental fleet, and we generally recover our costs to acquire rental equipment over a three-year period. The average useful life of our rental equipment is approximately five years, and our practice is to sell a unit out of the rental fleet upon reaching its useful life. We closely monitor our utilization rate before making capital investments used to replenish or grow the rental fleet.

Customers and markets

We maintain a broad and diverse customer base, including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. We are not dependent on any single customer, and during Fiscal 2010, our ten largest customers accounted for approximately 31% of our total sales and no single customer accounted for more than 6% of our total sales. The demand of our customers for the products we provide has not historically been characterized by seasonality.

The following table lists the markets and types of customers we serve:

Market	Percentage of total revenues in Fiscal 2010	Types of customers

Oil and gas services	81.5%	Well stimulation providers, drilling contractors, well servicing companies, integrated oil companies and national oil companies.
Material handling	4.3%	Warehouse/distribution companies, manufacturing companies, chemical companies and various other companies that utilize fork lifts and rail car spotters.
Power generation	3.5%	Commercial facilities that need back-up power generation capabilities.
Commercial vehicles	2.5%	Freight transportation companies, emergency services, transit authorities and recreational vehicle users. Primarily aftermarket parts and service.
Construction	1.0%	Commercial building and home construction companies, and highway construction companies.
Mining	0.2%	Companies involved in the extraction of raw materials through various mining methods.
Government	0.2%	Federal agencies (e.g., the U.S. Department of Defense), state agencies (e.g., departments of transportation) and local agencies (e.g., departments of public works).
Marine	0.1%	Offshore work boat providers, tug boat operators and recreational boat users.
Other	6.7%	Primarily authorized dealers and distributors of our products in various markets, including the primary markets we serve and various other industries.

We believe that our wide range of high-quality standard products, demonstrated by our ISO 9001:2000 certifications, and our partnership-based approach generate high levels of customer satisfaction and result in repeat business.

We sell a significant portion of our equipment and parts and service to our customers pursuant to purchase orders subject to our standard terms and conditions, which generally provide for payment within 30 days. Historically, cancellations are infrequent, but customers generally have the right to cancel an order until it is filled.

For larger equipment, particularly for customers in the oil and gas industry, we often enter into fixed-price contracts, and the measurement of progress toward completion is based on direct labor hours incurred. Many of these contracts require downpayments from the customer or, for international customers, credit support. Some of our contracts are cost-plus-fixed-fee contracts, which provide for reimbursement of specified costs plus a fixed fee.

For Fiscal 2010 and Fiscal 2009, we derived approximately 19% and 30%, respectively, of our revenues from sales of products and services to customers outside the United States, including sales to U.S. customers for export.

Manufacturing and engineering design

Our manufacturing processes generally consist of fabrication, machining, assembly and testing. Many of our products are designed, manufactured and produced to clients' specifications, often for long-life and harsh environment applications. To facilitate quality and productivity, we are continuing to implement a variety of manufacturing strategies, including inventory management, flow line manufacturing and integrated supply chain management. As a result of these manufacturing strategies, we have increased our capacity throughput, reduced our production costs and lowered manufacturing cycle times for our products. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as trailers, whenever costs are significantly lower and quality is comparable to our own manufacturing. Our manufacturing operations are principally conducted in 10 locations throughout the United States and Canada. See "—Facilities."

We strive to manufacture the highest quality products and are committed to improving the quality and efficiency of our products and processes. We are certified in compliance with ISO 9001:2000.

Although we manufacture some of the components included in our products, the principal raw materials required for the manufacture of our products are purchased from our six key OEMs, and we believe that available sources of supply generally will be sufficient for our needs for the foreseeable future.

Sales and marketing

We primarily sell and market our products directly to our customers through our sales and service centers in the United States and abroad with a direct sales force of approximately 200 employees. We also utilize a network of approximately 185 authorized dealers and approximately 16 independent overseas sales representatives to market and distribute our products. Our equipment product lines are generally sold directly to the end users, and in certain international markets we may use authorized sales representatives to help facilitate the marketing of our products. Our aftermarket parts and service and rental product lines are also provided to our customers on a direct basis. We also utilize a network of authorized dealers to market and distribute parts. During Fiscal 2010, 97% of our total sales resulted from direct sales to the customer, while 3% was derived from sales to our dealer network.

Our authorized dealers and our independent overseas sales representatives are independent contractors and are not our employees. Our authorized dealers buy our products and resell to their end customers. Our independent overseas sales representatives assist in arranging for sales to international customers and generally do not take resale risk with respect to our products but receive commissions based on completed sales. We provide training to our authorized dealers and independent overseas sales representatives.

Backlog

Our unfilled equipment orders that we include in equipment order backlog consist of written purchase orders and signed contracts accompanied, if required by our credit policies, by credit support (typically downpayments or letters of credit), determined in accordance with our credit policies. Historically, cancellations are infrequent; however, these unfilled orders are generally subject to cancellation. Purchase options are not included in equipment order backlog until exercised.

Our unfilled equipment order backlog has increased since the third quarter of Fiscal 2009 and, as of January 31, 2011, was $375.0 million. We expect to recognize most of this backlog in Fiscal 2011.

Backlog of $375.0 million as of January 31, 2011 includes a $37.5 million related party transaction, reflecting an order in Fiscal 2009 from an affiliate. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. A deposit in the amount of $31.2 million is recorded as a customer deposit in our consolidated balance sheet. Included in inventories, net is $29.5 million in costs related to this contract, and no amounts have been recorded in the consolidated statements of operations for this transaction to date.

Our equipment order backlog over the past 11 quarters has been as follows at period end (dollars in millions):

Competition

We operate in highly fragmented and very competitive markets, and, as a result, we compete against numerous businesses. Some of our competitors have achieved substantially more market penetration with respect to certain products, such as coiled tubing and generators, and some of our competitors are larger and have greater financial and other resources.

Major competitors for well stimulation equipment include Enerflow Industries Inc., United Engines Manufacturing (a subsidiary of United Holdings LLC), Dragon Products (a division of Modern Group Inc.) and National Oilwell Varco, Inc. For our well servicing, drilling and coiled tubing products, our major competitor is National Oilwell Varco, Inc. In our rail car mover product line, we compete against Trackmobile, Inc. and Central Manufacturing Inc., and we compete with Cummins Inc. and Caterpillar, Inc. and their distributors for generators and other types of engine-driven products. ZF Industries Inc. and Twin Disc Incorporated are our primary competitors for transmissions. We believe that our customers base their decisions to purchase equipment based on price, lead time and delivery, quality, and aftermarket parts and service capabilities.

For aftermarket parts sales, we compete with distributors of factory-authorized OEM parts, with providers of non-OEM parts and remanufactured parts, and other distributors of OEM parts. For aftermarket service sales, the market is highly fragmented and characterized by numerous small, independent providers. We believe there are a number of factors that affect our customers' decisions when choosing their supplier of aftermarket parts and service, including the customer's preference to use factory-authorized OEM parts and service. Customers also consider price, parts availability, level and number of experienced technicians, proximity to the customer's location and flexibility to service products in the field.

Our rental business focuses on generators, material handling equipment and air compressors and we compete with much larger companies, including United Rentals Inc., NationsRent Companies Inc., Hertz Equipment Rental Corporation and Aggreko plc. We believe our customers base their decisions to rent equipment based on price, availability and aftermarket parts, support and service.

We believe that the significant capital required to obtain and operate manufacturing facilities, acquire and maintain adequate inventory levels, and hire and maintain a highly skilled labor force, along with our long-standing relationships with our six key OEMs, is a disincentive for new market entrants.

Suppliers and raw materials

In Fiscal 2010, approximately 77% of our cost of goods sold consisted of raw materials and component parts, with the other 23% being labor and overhead. Approximately 44% of the raw materials and component parts in cost of goods sold were obtained from our six key OEMs pursuant to long-standing relationships, and 56% were obtained from a variety of other suppliers.

Our supply agreements with our six key OEMs are non-exclusive and typically short-term and have been renewed on an ongoing basis, but no assurances can be given that they will be renewed beyond their expiration dates. We have been the factory-authorized provider of our product offerings from these OEMs in the territories below for many years, and our relationships with these OEMs average approximately 40 years. The following table lists our key OEMs, the products they provide, the designated geographic territories that we serve and the expiration date of our current supply agreements:

OEM	Supplier since	Products	Designated geographic territories	Expiration date

Detroit Diesel Corporation	1938	Parts for high-speed diesel engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama and Colombia	2017
MTU Friedrichshafen	1938	Heavy duty high-speed diesel and natural gas engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama and Colombia	2011(1) (Colombia 2012)
Electro-Motive Diesel, Inc.	1956	Heavy duty medium-speed diesel engines	Texas, Colorado, New Mexico, Oklahoma, Arkansas, Louisiana, Tennessee, Mississippi, Alabama, Mexico, Central America and parts of South America	2013
Hyster Company	1959	Material handling equipment	Texas and New Mexico	No expiration date
Allison Transmission, Inc.	1973	Automatic transmissions, power shift transmissions and torque converters	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama, parts of Utah and Arizona and Colombia	2013
Deutz Corporation	1996	Diesel and natural gas engines	Colorado, Eastern Wyoming, Arizona, New Mexico, Texas, Oklahoma, Kansas, Arkansas, Louisiana, Mississippi, Western Tennessee, Venezuela and Colombia	No expiration date

(1)   We continue to operate under our prior agreement and are in the process of renewing this agreement.

Our six key OEMs supply us with diesel engines, transmissions, material handling equipment and natural gas engines, as well as the aftermarket parts used to support those components. We also purchase large fluid pumps, generators and hydraulic and electrical components, among many other items, from an extensive supplier base.

We generally have been able to recover component price increases by raising the prices of our goods and services. We expect to continue the practice of raising our prices to offset these increases, but we can give no assurance that we will be able to do so. Our ability to raise our prices depends on market conditions and prices for similar products in the market. In addition, for larger equipment, particularly for customers in the oil and gas industry, we often enter into fixed-price contracts, which are typically performed within one year. Our ability to raise prices on fixed-price contracts is limited.

Facilities

In addition to our leased headquarters in the central business district of Houston, Texas, we also maintain over 2.5 million square feet of manufacturing, service and sales facilities throughout the central United States, Canada, Colombia and Venezuela, as well as sales offices in Beijing and Moscow. We have a total of 57 facilities, of which 48 are located in the United States and Canada (17 are owned and 31 are leased), and the remaining nine, all of which are leased, are located abroad.

Our facilities are located close to major onshore and offshore petroleum producing regions in the United States and in a number of the world's energy producing nations. A summary of our major locations is shown below:

Location	Leased / owned	Segment

Dallas, TX	Owned	Distribution
Houston, TX (East)	Owned	Distribution
Houston, TX (Northwest)	Owned	Manufacturing
Odessa, TX	Owned	Distribution
Denver, CO	Owned	Distribution
San Antonio, TX	Owned	Distribution
New Orleans, LA	Owned/Leased	Distribution
Farmington, NM	Owned	Distribution
Corpus Christi, TX	Owned	Distribution
Odessa, TX	Leased	Manufacturing
Edmond, OK	Leased	Manufacturing
Victoria, TX	Leased	Manufacturing
Calgary, Canada	Leased	Manufacturing

For the fiscal year ended January 31, 2011, our international assets represented approximately 11% of our total assets.

Employees

As of January 31, 2011, we had approximately 2,300 employees, of whom approximately 2,000 were employed in the United States and Canada and approximately 300 were employed abroad. Of the approximately 2,000 U.S. and Canadian employees, we have approximately 70 engineers, 575 service technicians, 170 sales and marketing employees and 1,200 aftermarket, manufacturing and administrative employees. We consider our current labor relations to be good and do not have any employees in the United States and Canada that are represented by labor unions. See "Risk factors—Risks related to our business—We may not be able to attract and retain qualified employees."

Trademarks and patents

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws in the United States and other jurisdictions, as well as employee and third-party non-disclosure agreements, license arrangements and domain name registrations, as well as unpatented proprietary know-how and other trade secrets, to protect our products, components, processes and applications. With the exception of the "Stewart & Stevenson" trademark and logo, we do not believe any single patent, copyright, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

With respect to proprietary know-how and other proprietary information, we rely on trade secret laws in the United States and other jurisdictions and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult, and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

Environmental, health and safety matters and other regulatory matters

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and remediate contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We believe that we are currently in compliance in all material respects with the terms and conditions of our permits. We are also subject to the federal Occupational Safety and Health Act and similar state and foreign laws, which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations are generally in compliance with applicable environmental and health and safety regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for investigating and remediating contaminated sites on "responsible parties." These parties include, for example: current owners and operators of the site; parties who owned or operated the site at the time hazardous substances were released or spilled at the site; parties who generated wastes and arranged to send them to the site for disposal; and parties who transported wastes to the site. Liability under such laws is strict, meaning, for example, that current owners or operators can be liable even if all releases of hazardous substances occurred before they owned or operated the site, regardless of the lawfulness of the original disposal activities. Liability under such laws is also joint and several, meaning that a responsible party might be held liable for more than its fair share of investigation or cleanup costs. As a practical matter, however, when more than one responsible party is involved at a site, the costs of investigation and remediation are often allocated among the viable responsible parties on some form of equitable basis. In connection with each of the SSSI Acquisition and the Crown Acquisition, the previous owner retained environmental liabilities relating to pre-closing conditions or occurrences, subject to certain dollar limitations and caps. However, for the reasons set forth above, there could be contamination at some of our current or formerly owned or operated facilities for which we could be liable under applicable environmental laws.

In addition to the environmental health and safety measures described above, the part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses, which are subject to annual renewal.

Legal matters

We are also a defendant in a number of lawsuits relating to matters normally incident to our business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which we conduct our business or on our consolidated results of operations, financial position or liquidity. We maintain certain insurance policies that provide coverage for product liability and personal injury cases. These insurance policies are subject to a self-insured retention for which we are responsible, which is generally $500,000 for newer cases and $1 million for cases initiated before Fiscal 2009. We have established reserves that we believe to be adequate based on current evaluations and our experience in these types of claim situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on our consolidated results of operations in the period in which it occurs.

Management

Executive officers and directors

The following table sets forth information with respect to our directors and executive officers as of April 30, 2011.

Name	Age	Position(s)

Hushang Ansary	83	Chairman of the Board of Directors
Frank Carlucci	80	Vice Chairman and Director
Robert L. Hargrave	70	Vice Chairman and Director
Steve Fulgham	50	Chief Executive Officer and Director
John B. Simmons	58	Chief Financial Officer and Director
Andrew M. Cannon	37	Chief Accounting Officer
Jack L. Pieper	40	Vice President—Operational Finance
David C. Sulkis	54	General Counsel
Kenneth W. Simmons	55	Vice President—Domestic Sales and Aftermarket
Charles T. Hatcher	62	Vice President—Human Resources
David E. Christensen	56	Senior Vice President—Manufacturing and Engineering
Nina Ansary	44	Director
James Crystal	73	Director
Munawar H. Hidayatallah	66	Director
John Macomber	83	Director
Anthony G. Petrello	56	Director
J. Robinson West	64	Director

Hushang Ansary (Chairman).    Mr. Ansary is a Houston oil industry entrepreneur and philanthropist. He has been our Chairman of the Board since January 2006. He has served as Chairman of the Board of Parman Capital Group LLC since December 2005 and is our principal stockholder. From March 1995 to June 2000, Mr. Ansary was Chairman and Chief Executive Officer of IRI International Corporation (IRI), a New York Stock Exchange oilfield equipment company. From June 2000 to March 2005, Mr. Ansary served on the board of directors of National Oilwell, Inc. Mr. Ansary is a former Economic and Finance Minister of Iran, Iranian Ambassador to the United States and Chairman and Chief Executive Officer of National Iranian Oil Company.

Frank C. Carlucci (Vice Chairman and Director).    Mr. Carlucci has been a member of our board of directors since January 2006 and the Vice Chairman of our board of directors since March 2006. From 1993 to January 2003, Mr. Carlucci was Chairman, and from 2003 to 2005, Chairman Emeritus, of The Carlyle Group, a private equity firm. From June 2000 to November 2005, he was a member of the board of directors of IRI. Mr. Carlucci served as National Security Advisor to the U.S. President and the U.S. Secretary of Defense in the Reagan Administration. Mr. Carlucci is a Trustee of the RAND Corporation.

Robert L. Hargrave (Vice Chairman and Director).    Mr. Hargrave has been our Vice Chairman since February 2011. Prior to that, he was our Chief Executive Officer from January 2007 to January 2011. From 1999 to 2007, he was a private entrepreneur. He served as President and

Chief Executive Officer of Stewart & Stevenson Services, Inc. from 1997 to 1999 and its Chief Financial Officer from 1983 to 1997. Mr. Hargrave served as Vice Chairman and Chief Financial Officer at IRI from 1999 to 2000.

Steve Fulgham (Chief Executive Officer and Director).    Mr. Fulgham has been our Chief Executive Officer and Director since February 2011. He was most recently with Schlumberger, where he served for 27 years in several capacities, most recently as President—Schlumberger North America Land. His other management positions covered locations in Africa, Asia and Europe. He holds a B.S. in Petroleum Engineering and is a member of several oil and gas associations.

John B. Simmons (Chief Financial Officer and Director).    Mr. Simmons has been our Chief Financial Officer and Director since September 2010. From February 2007 to August 2010, Mr. Simmons was a private entrepreneur. From January 2006 to January 2007, Mr. Simmons was our Vice Chairman and Chief Executive Officer.

Andrew M. Cannon (Chief Accounting Officer).    Mr. Cannon has been our Chief Accounting Officer since January 2009. Mr. Cannon is a Certified Public Accountant, most recently with Ernst & Young LLP from November 2002 through December 2008, and has worked primarily with the oilfield services, energy and related supporting industries.

Jack L. Pieper (Vice President—Operational Finance).    Mr. Pieper has been our Vice President—Operational Finance since January 2009. Prior to that, he was our Corporate Controller and has served in several roles in his 15 year tenure with Stewart & Stevenson. He is a Certified Public Accountant.

David C. Sulkis (General Counsel).    Mr. Sulkis has been our General Counsel since January 2007. From 2002 to 2007, Mr. Sulkis practiced law at Baker Botts L.L.P.

Kenneth W. Simmons (Vice President, Domestic Sales and Aftermarket).    Mr. Simmons has been our Vice President of Domestic Sales and Aftermarket since November 2006. From January 2006 to October 2006, he served as Vice President of North Region Distribution and Rental Operations. From January 2005 to January 2006, Mr. Simmons was Vice President of North Region Distribution Rental Operations and from August 2003 to December 2004, Regional Operations Manager at Stewart & Stevenson & Stevenson Services, Inc. Mr. Simmons was Chief Operating Officer of USA Compression from March 2001 to March 2003.

Charles T. Hatcher (Vice President—Human Resources).    Mr. Hatcher has been our Vice President—Human Resources since May 2006. Mr. Hatcher was Vice President of Human Resources for the Power Products Division of Stewart & Stevenson Services, Inc. from September 2003 to May 2006. From January 2000 to June 2003, Mr. Hatcher was employed by GE Oil & Gas Pipeline Inspection & Integrity Services, North America, a pipeline inspection company, as its Director of Human Resources.

David E. Christensen (Senior Vice President—Manufacturing and Engineering).    Mr. Christensen has been our Senior Vice President—Manufacturing and Engineering since May 2008. Prior to that, he was our Vice President of Engineering, from May 2006 to April 2008. From June 2001 to April 2006, he served as the General Manager of the Utility Equipment Division of Stewart & Stevenson Services, Inc. Mr. Christensen has been employed with Stewart & Stevenson for 29 years.

Nina Ansary (Director).    Ms. Ansary has been a member of our board of directors since January 2006. Since April 1997, she has served as President of The Ansary Foundation, an organization dedicated to philanthropic activities. She is also a member of the board of trustees of the Pacific Region of the Boys and Girls Clubs of America. Ms. Ansary is the daughter of Mr. Ansary, our Chairman of the Board of Directors.

James W. Crystal (Director).    Mr. Crystal has been a member of our board of directors since March 2006. For more than the past five years, Mr. Crystal has been Chairman and Chief Executive Officer of Frank Crystal & Company, an insurance brokerage firm. He is Vice Chairman and Trustee of Mount Sinai Medical Center, Inc., a medical service provider. He is a director of Global Indemnity plc. Mr. Crystal was a director of Blockbuster Inc. from February 2008 until May 2010.

Munawar H. Hidayatallah (Director).    Mr. Hidayatallah has been a member of our board of directors since March 2011. Mr. Hidayatallah served as Chairman and Chief Executive Officer of Allis Chalmers Energy Inc. from 2001 to 2011. He was Chief Financial Officer of IRI from 1994 to 1999 and served as a director of that company prior to its merger with National Oilwell Varco, Inc. in 2000. Mr. Hidayatallah is a member of the Institute of Chartered Accountants.

John D. Macomber (Director).    Mr. Macomber has been a member of our board of directors since January 2006. He has been a Principal of JDM Investment Group, a private investment firm, since 1992. From June 2000 to November 2005, he was a member of the board of directors of IRI. He was Chairman and Chief Executive Officer of Celanese Corporation from 1973 to 1986 and a Senior Partner at McKinsey & Company from 1954 to 1973. Mr. Macomber is Vice Chairman of The Atlantic Council. He has been a Director of Lehman Brothers Holdings Inc., which filed for bankruptcy in 2008. He was Chairman and President of the Export-Import Bank of the U.S. from 1989 to 1992.

Anthony G. Petrello (Director).    Mr. Petrello has been a member of our board of directors since March 2011. Mr. Petrello has been President and Chief Operating Officer of Nabors Industries Ltd. since 1992, a director of that company since 1991 and its Deputy Chairman since 2003.

J. Robinson West (Director).    Mr. West has been a member of our board of directors since March 2011. Mr. West has been Chairman and Chief Executive Officer of PFC Energy, Inc., an international energy consulting firm, since 1985. He is a director of Key Energy, Inc. and Chairman of Magellan Petroleum Corporation. Mr. West is Chairman of the U.S. Institute of Peace and served as Assistant Secretary of the Interior in the Reagan Administration. He is a member of the National Petroleum Council and the Council on Foreign Relations.

Director independence

Our board of directors has determined that each of Messrs. Carlucci, Crystal, Hidayatallah, Macomber, Petrello and West is an "independent" director within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Board committees

The standing committees of our board of directors are the executive committee, the audit committee, the compensation committee and, upon consummation of this offering, the nominating and governance committee. These committees are described below.

Executive committee

Our executive committee consists of Mr. Ansary, as Chairman, Ms. Ansary and Messrs. Carlucci, Macomber and Petrello. Except as limited by Delaware law, the executive committee will exercise the authority of our board of directors when the full board of directors is not in session.

Audit committee

Our audit committee consists of Mr. Hidayatallah, as Chairman, and Messrs. Carlucci and Crystal. Mr. Hidayatallah and Mr. Crystal serve as audit committee financial experts. This committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

•
selecting independent auditors;

•
reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

•
approving non-audit services provided to us by our independent auditor;

•
reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•
appraising our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

•
conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Compensation committee

Our compensation committee consists of Mr. Macomber, as Chairman, and Messrs. Carlucci and Hidayatallah. Our compensation committee reviews and recommends policy relating to compensation and benefits of our directors and executive officers, including evaluating executive officer performance, reviewing and approving executive officer compensation, reviewing director compensation, making recommendations to the board with respect to the approval, adoption and amendment of incentive compensation plans, administering equity-based incentive compensation and other plans and reviewing executive officer employment agreements and severance arrangements.

Nominating and governance committee

Upon consummation of this offering, our nominating and governance committee will consist of Mr. Petrello, as Chairman, and Messrs. Crystal and West. The nominating and governance committee's responsibilities are expected to include, among other things (1) responsibility for establishing our corporate governance guidelines, (2) overseeing the board of director's operations and effectiveness and (3) identifying, screening and recommending qualified candidates to serve on the board of directors.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our compensation committee.

Compensation discussion and analysis

Compensation philosophy and objectives

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty and long-term commitment to us and the achievement of our goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive's job description.

Role of compensation committee

Our compensation committee is responsible for reviewing, and modifying when appropriate, the overall goals and objectives of our executive compensation programs, as well as our levels of compensation. In addition, our compensation committee is responsible for evaluating the performance and approving the compensation level of each of our executive officers, taking into account the Chairman's recommendations, who does not participate in the Incentive Plan. Our compensation committee did not engage the services of an independent compensation advisor in connection with compensation decisions made in Fiscal 2010.

Compensation components

Our executive compensation program consists of the following elements:

Base salary

The primary component of compensation of our executives is base salary. We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and the competitive market conditions. The base salary levels of our executives with respect to Fiscal 2010 were established based upon: (1) the individual's particular background and circumstances, including experience and skills, (2) our knowledge of competitive factors within the industry in which we operate, (3) the job responsibilities of the individual, (4) our expectations as to the performance and contribution of the individual and our judgment as to the individual's potential future value to us and (v) existing base salary levels. In establishing the current base salary levels, we did not engage in any particular benchmarking activities or engage any outside compensation advisors. Base salaries remained unchanged from the end of Fiscal 2008 through Fiscal 2010, although an across the board pay cut, ranging from 5% to 20%, was implemented in March 2009 as a response to the economic downturn in the global economy. In August 2010, due to improved economic conditions affecting our industry, our compensation committee restored the base salaries of all of our employees, including our named executive officers, to previous levels, except for Mr. Ansary and Mr. Hargrave, who voluntarily continued their salary reductions. In addition, effective January, 2011, Mr. Ansary voluntarily reduced his salary a further $0.5 million on an annual basis, in order to offset increases in the costs of certain health insurance benefits for all employees.

We expect that in future years, base salary levels will be established based upon these factors as well as additional factors including prior year's performance, the individual's length of service to us and other elements. Mr. Ansary plays a major role creating our organic and acquisitive growth opportunities, expanding our international presence and the achieving of our global strategic objectives. Mr. Ansary's base salary for Fiscal 2010, before giving effect to the reduction effected in Fiscal 2009 and voluntarily continued in Fiscal 2010 and to the further voluntary reduction in Fiscal 2010, was established in light of his unique role in our company. Pursuant to the terms of our revolving credit facility, Mr. Ansary's total compensation for any fiscal year commencing in Fiscal 2007 may not exceed $5 million, provided that after consummation of an initial public equity offering, any change in Mr. Ansary's total compensation will be subject only to the approval of our board of directors. On November 6, 2007, we entered into an employment agreement with Mr. Ansary pursuant to which Mr. Ansary's annual base salary will continue, subject to voluntary reductions, to be not less than $2.0 million.

Bonus

In the face of the global financial turmoil and economic downturn, we have discontinued our previously reported bonus practice of awarding our executives discretionary cash bonuses. Accordingly, no cash bonuses or discretionary cash bonuses were awarded to the named executive officers for Fiscal 2009 or Fiscal 2008. We resumed cash and discretionary cash bonuses in Fiscal 2010.

With respect to executive bonuses for Fiscal 2011 and future years, absent extraordinary circumstances, it will be our practice to provide our executives discretionary cash bonuses and equity awards in years when our Board-approved EBITDA target is achieved. Any such cash bonuses and equity awards are expected to be comparable to the median of those generally awarded by a peer group of companies, currently consisting of Schlumberger, Ltd., National Oilwell Varco, Inc., Weatherford International Ltd. and Baker Hughes Incorporated, to their executives for achievement of performance measures.

Equity awards

On September 5, 2007, our board of directors adopted the 2007 Incentive Compensation Plan ("Incentive Plan"). The Incentive Plan received the required approval of a majority of our unit holders and became effective on September 27, 2007. In connection with the adoption and approval of the Incentive Plan, the compensation committee of the board, which has the responsibility to administer the Incentive Plan, made certain grants of restricted shares to our non-executive directors and certain members of our senior executive management. The grants to our four non-executive directors totaled 240,000 restricted shares vesting in five (5) 48,000 share tranches, with each such tranche vesting upon board service for a complete fiscal year. In addition, approximately 112,000 of the restricted shares granted to three former directors were earned as part of their service to us with the balance of their grants being forfeited. The executive grants total 60,000 restricted shares vesting in five (5) 12,000 share tranches, with each tranche vesting upon employment for a complete fiscal year. In addition, approximately 20,000 of the restricted shares granted to a former executive were earned before his resignation from the Company with the balance being forfeited. The executive grants are subject to the achievement of net pre-tax income growth in the relevant fiscal year that exceeds the median net pre-tax income growth of a peer group of companies consisting of Schlumberger, Ltd., National Oilwell Varco, Inc., Weatherford International Ltd., and Cameron International Corp. and are subject to acceleration in the case of an executive's death or disability. This performance condition was met for Fiscal 2010 and 12,000 shares vested; however, this performance condition was not met for Fiscal 2009 or Fiscal 2008 and those tranches were forfeited. All grants are subject to (i) the completion of an initial public equity offering and (ii) accelerated vesting upon a change-in-control of the company. No expense has been recognized for these grants because the contingent condition has not occurred and as of January 31, 2011, diluted earnings per share excluded the approximately 408,000 contingent unvested restricted shares. A total of 396,000 restricted shares will vest upon completion of an initial public equity offering, and we will record a non-cash compensation expense in connection therewith in an amount equal to the grant-date fair value of such vested shares, estimated to be approximately $5.0 million.

401(k) plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. During Fiscal 2010, we matched 35% of employee contributions to the 401(k) Plan, capped at 6% of the employee's salary. An employee's interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We provide this benefit to our executive officers because it is a benefit we provide to all of our eligible employees and it is provided to our executive officers on the same basis as all other eligible employees.

Executive Officer Benefits

We provided our executive officers with the following benefits: (1) payment of life insurance premiums, (2) payment of medical insurance premiums, (3) payment of accidental death and dismemberment insurance premiums and (4) payment of long term disability insurance premiums in previous years and for a portion of Fiscal 2010, but have discontinued this practice due to recent regulatory changes. We pay for the parking expenses of our executive officers at our headquarters.

2007 Incentive Compensation Plan

The purpose of the Incentive Plan is to attract, reward and retain qualified personnel, and to provide incentives for our directors, officers and employees to set forth maximum efforts for the success of our business. Our Incentive Plan permits the granting of awards in the form of options to purchase common stock or units, stock appreciation rights, restricted shares of common stock or units, restricted stock units, performance shares, performance units and senior executive plan bonuses (which may be in shares of common stock or units and/or cash).

Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the Incentive Plan, a maximum of 5,000,000 shares (which may be in the form of units prior to our conversion to a corporation) are available for grants of all equity awards under the Incentive Plan. The shares of common stock or units to be issued under the Incentive Plan consist of authorized but unissued shares of our common stock or units. If any shares are subject to an award that expires or are forfeited, then such shares will, to the extent of any forfeiture or termination, again be available for making awards under the Incentive Plan. To the extent any awards granted are subject to the achievement of a performance goal in respect of a fiscal year or other period, upon the occurrence of a change of control during the period, the performance goal shall be deemed satisfied.

The performance goals applicable to any award under the Incentive Plan in respect of any participant who is or is likely to become a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code will be based on specified levels of, growth in, or performance relative to peer company or peer company group performance in one or more of the following categories (excluding extraordinary or non-recurring items unless otherwise specified): (1) profitability measures; (2) revenue, sales and same store sales measures; (3) business unit performance; (4) leverage measures; (5) stockholder return; (6) expense management; (7) asset and liability measures; (8) individual performance; (9) supply chain efficiency; (10) customer satisfaction; (11) productivity measures; (12) cash flow measures; (13) return measures; and (14) product development and/or performance.

Awards under the Incentive Plan are subject to the following limitations: (1) the maximum number of shares of common stock or units that (a) may be subject to stock options or appreciation rights granted to a participant during any calendar year is 400,000 shares plus an additional 100,000 shares in respect of a participant who has not previously been employed by us and (b) may be subject to performance shares, restricted shares or restricted stock units granted to a participant during any calendar year is 200,000 shares plus an additional 50,000 shares in respect of a participant who has not previously been employed by us and (2) the maximum aggregate cash value of payments to any participant for any performance period pursuant to an award of performance units and the payment of a senior executive plan bonus to any participant in respect of any fiscal year may not in either case exceed 2% of EBITDA (excluding the effects of discontinued operations or extraordinary or non-recurring items).

Our compensation committee administers the Incentive Plan. The compensation committee has the ability to: select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price or exercise price of the awards, if any, and restrictions and performance goals, if any, relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; and make all other determinations deemed necessary or advisable for the administration of the plan.

While our board of directors may terminate or amend the Incentive Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, the Incentive Plan will terminate on the tenth anniversary of the date on which it was approved by our stockholders, after which no further awards may be made under the Incentive Plan, but will continue to govern unexpired awards.

Employment Agreements

We have a written employment agreement with Mr. Ansary. In addition, we entered into an employment agreement with Mr. Fulgham in connection with his hiring in February 2011. None of our other executive officers are party to written or unwritten employment agreements or severance or change in control arrangements with us. For a description of the material terms of the employment agreement with Mr. Ansary, see "Compensation Components—Base Salary."

Summary compensation table

The following table sets forth the compensation of our most highly compensated executive officers, which include our chief executive officer, for Fiscal 2010, 2009 and 2008. We refer to these individuals as our named executive officers.

Name and principal position	Fiscal Year	Salary	Cash Bonus	Equity awards	All other compensation(1)	Total

Hushang Ansary	2010	$2,008,894	$—	$—	$45,009	$2,053,903
Chairman of the Board of	2009	2,082,572	—	—	40,525	2,123,097
Directors and of the	2008	2,500,000	—	—	42,431	2,542,431
Executive Committee
Robert L. Hargrave (2)	2010	508,125	500,000	—	36,570	1,044,695
Vice Chairman	2009	518,726	—	—	32,212	550,938
	2008	600,000	—	—	33,425	633,425
John B Simmons (3)	2010	183,569	250,000	—	15,196	448,765
Chief Financial Officer
David E. Christensen	2010	190,914	157,381	—	25,629	373,924
Senior Vice President—
Manufacturing and
Engineering
Kenneth W. Simmons	2010	190,914	105,381	—	20,726	317,021
Vice President—Domestic	2009	185,072	—	—	15,728	200,800
Sales & Aftermarket	2008	200,000	—	—	16,828	216,828

(1)   Consists of executive officer benefits listed above and 401(k) matching contributions.

(2)   Mr. Hargrave was our Chief Executive Officer through January 2011.

(3)   Mr. Simmons became our Chief Financial Officer effective September 14, 2010.

Grants of Plan-Based Awards

We did not grant any incentive awards or equity awards to our named executive officers in Fiscal 2010.

Outstanding Equity Awards at Fiscal Year-End

Mr. Hargrave holds 36,000 restricted shares, of which 12,000 are subject to forfeiture if certain performance goals are not achieved in Fiscal 2011. See "Compensation components—Equity Awards" for a discussion. All restricted shares held by Mr. Hargrave, if not previously forfeited, will vest upon (1) the completion of an initial public equity offering or (2) a change-in-control of the Company.

Option Exercises and Stock Vested

Our named executive officers did not exercise any options and did not have any stock awards vest during Fiscal 2010.

Potential Payments upon Termination or Change-in-Control

We have not entered into any agreement with any of our named executive officers that would provide for severance payments upon a termination of employment or payments made in connection with a change in control.

Mr. Hargrave holds 36,000 restricted shares, of which 12,000 are subject to forfeiture if certain performance goals are not achieved in Fiscal 2011. See "Compensation components—Equity Awards" in for a discussion. All restricted shares held by Mr. Hargrave, if not previously forfeited, will vest upon (1) the completion of an initial public equity offering or (2) a change-in-control of us.

Director compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. For a discussion of equity awards made to our non-executive directors in anticipation of our initial public offering, see Equity Awards above. Each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000. The following table sets forth compensation earned by our non-employee directors in Fiscal 2010.

Name of director	Fees earned or paid in cash	Total

Nina Ansary	$65,000	$65,000
Frank C. Carlucci	70,000	70,000
James W. Crystal	75,000	75,000
John D. Macomber	70,000	70,000
Stephen Solarz(1)	65,000	65,000

(1)   Mr. Solarz passed away in November 2010.

Principal and selling stockholders

The following table sets forth certain information as of April 30, 2011 regarding the beneficial ownership of our outstanding common equity, by:

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each person or entity known by us to beneficially own more than 5% of our outstanding common stock;

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each of our directors and named executive officers; and

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all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2011 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name. This table assumes no exercise of the underwriters' option to purchase up to an aggregate of                      additional shares of Common Stock from us and the selling stockholders consisting of                      shares issued by us and                      shares to be sold on a pro rata basis by the selling stockholders. Unless otherwise indicated, the address for each of the persons listed below is: c/o Stewart & Stevenson LLC, 1000 Louisiana St., Suite 5900, Houston, Texas 77002.

	Number of units beneficially owned prior to this offering(1)			Number of shares beneficially owned after this offering(1)
Name and address of beneficial owner	Number of units	Percentage	Shares offered	Number of shares	Percentage

Parman Capital Group LLC(2)	51,750,000	51.75%			%
EC Investments B.V.(3)(4)	40,005,000	40.00%			%
Hushang Ansary(2)(4)(5)	91,755,000	91.75%			%
Steve Fulgham	—	—	—		%
Robert L. Hargrave(8)	—	—	—		%
John B. Simmons	—	—	—		%
David E. Christensen	—	—	—		%
Kenneth W. Simmons	—	—	—		%
Nina Ansary(4)(6)(8)	4,300,000	4.30%			%
Frank C. Carlucci(4)(7)(8)	3,950,000	3.95%			%
James W. Crystal(4)(8)	—	—	—		%
Munawar H. Hidayatallah	—	—	—		%
John D. Macomber(4)(8)	—	—	—		%
Anthony G. Petrello	—	—	—		%
J. Robinson West	—	—	—		%

	Number of units beneficially owned prior to this offering(1)			Number of shares beneficially owned after this offering(1)
Name and address of beneficial owner	Number of units	Percentage	Shares offered	Number of shares	Percentage

All directors and executive officers as a group (16 persons)	100,005,000	100.00%			%

(1)   Immediately prior to consummation of this offering, we will convert to a corporation and units will convert on a one-to-one basis into shares. Upon consummation of this offering, Parman Capital Group LLC will hold all outstanding shares of Class B Common Stock and all other investors will hold shares of Common Stock. Excludes 12,000,000 units which Parman Capital Group LLC has the right to reacquire from EC Investments B.V. until April 2011.

(2)   Mr. Ansary and his wife are the sole members of Parman Capital Group LLC. Mr. Ansary has sole voting and dispositive power with respect to the units held by Parman Capital Group LLC.

(3)   Includes 12,000,000 units that Parman Capital Group LLC has the right to reacquire, 1,700,000 units that Ms. Ansary has the right to reacquire and 1,300,000 units that the Frank C. Carlucci III Revocable Trust has the right to reacquire from EC Investments B.V. until April 2011.

(4)   EC Investments B.V. is a wholly owned subsidiary of Ennia Caribe Holding N.V., which is in turn a wholly-owned subsidiary of Parman International B.V., a private investment company in which Mr. Ansary owns a controlling equity interest and Mr. Carlucci and Ms. Ansary each own a minority equity interest. Mr. Ansary is Chairman of the Supervisory Board of Ennia Caribe Holding N.V. Messrs. Carlucci, Crystal and Macomber and Ms. Ansary are also members of the Supervisory Board of Ennia Caribe Holding N.V. Each of Messrs. Carlucci, Crystal and Macomber and Ms. Ansary disclaim beneficial ownership of such units.

(5)   Reflects beneficial ownership of units held by Parman Capital Group LLC and EC Investments B.V.

(6)   Excludes 1,700,000 units which Ms. Ansary has the right to reacquire from EC Investments B.V. until April 2011.

(7)   Reflects units held by Frank C. Carlucci III Revocable Trust. Excludes 1,300,000 units which the Frank C. Carlucci III Revocable Trust has the right to reacquire from EC Investments B.V. until April 2011.

(8)   Number of shares beneficially owned after this offering does not include an aggregate of 396,000 shares of Common Stock granted to various officers and directors under the Incentive Plan which will vest upon the completion of this offering. See "Compensation discussion and analysis—2007 Incentive Compensation Plan."

 Certain relationships and transactions

James W. Crystal, a member of our board of directors, is also the Chairman and Chief Executive Officer of Frank Crystal & Company, Inc., an insurance brokerage firm. In Fiscal 2010, 2009 and 2008, we purchased insurance coverage through Frank Crystal & Company, Inc., generating commissions to Frank Crystal & Company, Inc. of $477,799, $358,426 and $360,662, respectively. The purchase of this coverage was negotiated on an arms' length basis, and we believe that the premium was within the range of market prices for similar types of insurance coverage. We currently anticipate that we will continue to procure insurance from Frank Crystal & Company, Inc.

Backlog of $375.0 million as of January 31, 2011 includes a $37.5 million related party transaction, reflecting an order in Fiscal 2009 from EC Investments B.V., an entity indirectly controlled by a private investment company in which Mr. Ansary holds a controlling equity interest and in which Mr. Carlucci and Ms. Ansary, each of whom is a member of our board of directors, each hold minority interests. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. A deposit in the amount of $31.2 million is recorded as a customer deposit in our consolidated balance sheet. Included in inventories, net is $29.5 million in costs related to this contract, and no amounts had been recorded in the consolidated statements of operations for this transaction as of January 31, 2011.

Our current practice with respect to related party transactions is as follows: (1) transactions with a value not exceeding $10,000 are subject to approval by our Chairman (other than transactions in which our Chairman may be a party); (2) transactions in which our Chairman may be a party or transactions with a value in excess of $10,000 but not exceeding $100,000 are subject to approval by our Executive Committee (excluding, as appropriate, the participation of a member of the Executive Committee who may be a party to such transactions); and (3) all other transactions are subject to approval of our board of directors (excluding, as appropriate, the participation of a member of board of directors who may be a party to such transactions).

Description of capital stock

This description is a summary only, assumes that the Corporate Conversion has occurred and is subject to our certificate of incorporation and bylaws as they will be adopted upon the Corporate Conversion, which we will file as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 600 million shares of Common Stock, $0.01 par value, 300 million shares of Class B Common Stock, $0.01 par value, and 100 million shares of preferred stock, $0.01 par value. The following summary of certain provisions relating to the Common Stock, Class B Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable Delaware law and the provisions of our certificate of incorporation and our bylaws.

Common Stock and Class B Common Stock

General.    The holders of Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer.

Voting rights.    Holders of our Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Class B Common Stock are entitled to ten votes per share. Generally, except as may be provided by law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Common Stock or Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the Common Stock or Class B Common Stock (as the case may be), voting as a separate class.

Dividends.    Subject to the rights of holders of our preferred stock, holders of our Common Stock and Class B Common Stock are entitled to such dividends as our board of directors may declare out of funds legally available therefor. Holders of our Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Common Stock and Class B Common Stock may be paid only as follows: (1) shares of Common Stock may be paid only to holders of Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Common Stock and Class B Common Stock.

We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Other provisions.    The holders of our Common Stock and Class B Common Stock will share equally on a per share basis, upon liquidation or dissolution of all of the assets available for distribution to holders of common stock. The holders of our Common Stock and Class B Common Stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares. Additional shares of Class B Common Stock may only be issued to Mr. Ansary and entities controlled by Mr. Ansary.

Merger or consolidation.    In the event of a merger or consolidation, the holders of Common Stock and Class B Common Stock generally will be entitled to receive the same per share consideration, if any.

Conversion/transfer of Class B Common Stock.    Our Class B Common Stock will be convertible into Common Stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee or upon the death of Mr. Ansary. In general, permitted transferees will include us, Mr. Ansary and entities controlled by Mr. Ansary.

Preferred stock

Our board of directors will have the authority, with the approval of a majority of the combined voting power of our Common Stock and Class B Common Stock, voting together as a single class, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may (subject to such stockholder approval) determine the designation and other terms of each series, including, among others:

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dividend rates;

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whether dividends will be cumulative or non-cumulative;

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redemption rights;

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liquidation rights;

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sinking fund provisions;

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conversion or exchange rights; and

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voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our Common Stock and Class B Common Stock. It could also affect the likelihood that holders of our Common Stock and Class B Common Stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, our board of directors could authorize the issuance of preferred stock, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

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diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

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creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

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effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board of directors, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class, could establish one or more series of preferred stock that entitle holders to:

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vote separately as a class on any proposed merger or consolidation;

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cast a proportionately larger vote than our common stock on any transaction or for all purposes;

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elect directors having terms of office or voting rights greater than those of other directors;

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convert preferred stock into a greater number of common stock or other securities;

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demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

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exercise other rights designed to impede a takeover.

Certificate of incorporation and bylaws

Election and removal of directors

The exact number of directors will be fixed from time to time by an affirmative vote (or written consent) of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Directors may be removed with or without cause by an affirmative vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class.

Stockholder meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called (1) by the Chairman, (2) at the request of a majority of the directors, by our Secretary, or (3) by a majority of the combined voting power Common Stock and Class B Common Stock, voting together as a single class.

Stockholder action by written consent

Our certificate of incorporation and our bylaws will provide that holders of our Common Stock and Class B Common Stock will be able to act by written consent without a meeting.

Amendment of certificate of incorporation

Our certificate of incorporation generally may be amended only by the affirmative vote of holders of at least a majority of the combined voting power of our Common Stock and Class B Common Stock, voting together as a single class; provided, however, that the holders of our Common Stock and Class B Common Stock will each be entitled to vote separately as a class with respect to amendments to our certificate of incorporation that change the powers, preferences or special rights of their respective class so as to affect them adversely.

Amendment of bylaws

Our bylaws generally may be altered, amended or repealed by our board of directors, provided that certain bylaws relating to stockholder meetings and the election and removal of our directors may not be amended or repealed without the affirmative vote (or written consent) of holders of a majority of the combined voting power of our Common Stock and Class B Common Stock, voting together as a single class.

Limitation of liability of directors and officers

We intend to complete our Corporate Conversion prior to the completion of this offering. Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by the DGCL, we anticipate that our Delaware certificate of incorporation, which will be effective upon the closing of this offering, will include a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL as it now exists or as it may be amended. The DGCL permits limitations of liability for a director's breach of fiduciary duty other than liability:

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for any breach of the director's duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

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for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

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for any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and as permitted under the DGCL, our certificate of incorporation will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the DGCL. We intend to obtain liability insurance for our directors and officers.

Upon completion of this offering, our certificate of incorporation and bylaws will provide that we shall indemnify our officers and directors and anyone serving at the request of the

Company as an officer, director, employee or agent of another entity, and may indemnify our employees and agents, to the fullest extent permitted by the DGCL. Section 145 of the DGCL also empowers us to enter into indemnification agreements with our officers, directors, employees and agents. Prior to the completion of this offering, we expect to enter into indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding our indemnification obligations set forth in our certificate of incorporation and bylaws and to provide additional procedural protections, which contractual rights may, in some cases, be broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of their status or service as directors or executive officers and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Anti-takeover effects of some provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

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acquisition of control of us by means of a proxy contest or otherwise, or

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removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware business combination statute

We will elect to be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

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the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period after such person became an interested stockholder. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We intend to apply to list our Common Stock on the New York Stock Exchange under the symbol "                  ."

Transfer agent and registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Shares eligible for future sale

Until the consummation of this offering, there will be no market for our Common Stock. We can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price shares of our Common Stock prevailing from time to time. Nevertheless, sales of significant amounts of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

If permitted under our current and future agreements, including agreements governing our debt, we may issue shares of Common Stock from time to time as consideration for acquisitions, investments or other transactions. In the event any such acquisition, investment or other transaction is significant, the number of shares that we may issue may be significant, which may have an adverse effect on the market price of our Common Stock. In addition, we may also grant registration rights covering those shares of Common Stock issued in connection with any such acquisition, investment or other transaction.

Sale of restricted shares

After giving effect to this offering, we will have             shares of common stock outstanding, consisting of              shares of Common Stock and             shares of Class B Common Stock. Of these shares of common stock, the             shares of Common Stock being sold in this offering, plus any shares issued upon exercise of the underwriters' option to purchase additional shares, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock, consisting of             shares of Common Stock and             shares of Class B Common Stock held by our existing stockholders upon completion of this offering, other than those subject to the underwriters' option to purchase additional shares to the extent it is exercised, will be "restricted securities" as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemption provided by Rule 144 under the Securities Act, which rule is summarized below. All of these restricted securities will be subject to the lock-up agreements described below.

Beginning 180 days after the date of this prospectus, subject to certain exceptions, shares of Common Stock that are subject to lock-up agreements will be eligible for sale pursuant to the holding period requirements and, in the case of our affiliates, the volume limitations, imposed by Rule 144. See "Underwriting (Conflicts of interest)."

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares under Rule 144 without complying with any of the other requirements of Rule 144.

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, our affiliates or persons selling shares on behalf of our affiliates who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of Common Stock then outstanding, which will equal approximately             shares immediately after this offering; or

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the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up agreements

Notwithstanding the foregoing, we, our executive officers, directors and certain existing stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for shares of our Common Stock for a period of 180 days after the date of this prospectus subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters. This lock-up period may be extended in certain circumstances. See "Underwriting (Conflicts of interest)."

Registration rights

Upon consummation of this offering, we will become party to a registration rights agreement with certain holders of our common stock. The agreement will provide that Parman Capital Group LLC and EC Investments B.V., which upon consummation of this offering will own in the aggregate approximately         % of our outstanding Common Stock, may require us to register under the Securities Act all or any portion of their shares, a so-called "demand request." The demand registration rights are subject to certain limitations, including that we are not obligated to effect:

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more than three demand registrations in total or more than one demand registration in any twelve-month period;

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a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part; and

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a demand registration unless the demand request is for a number of shares with a market value equal to at least $25 million.

In addition, Parman Capital Group LLC, EC Investments B.V. and two of our directors, Mr. Frank Carlucci and Ms. Nina Ansary, will have so-called "piggyback" registration rights, which means that they may include their respective shares in any future registration of our Common Stock, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand and piggyback registration rights will be subject to standard market cut-back exceptions.

 Description of indebtedness

Revolving credit facility

Our revolver credit facility is a $250.0 million (expandable to $325.0 million) senior asset-based facility, subject to availability, which includes a $25.0 million (expandable to $35.0 million) sub-limit for a Canadian revolving credit sub-facility (which is only available to Canadian borrowers), a $30.0 million sub-limit for letters of credit, a $25.0 million sub-limit for an export-related sub-facility and a $30.0 million sub-limit for swingline loans.

The revolving credit facility also provides for a $15.0 million sub-limit for protective advances, which are loans that are unilaterally made by the administrative agent that it deems are necessary or desirable for reasons in its discretion (based upon its determination made in good faith and in the exercise of reasonable business judgment), including to preserve or protect the collateral and to enhance the likelihood of repayment of all of the loans. In addition, the administrative agent may in its sole discretion make overadvance loans at the borrowers' request in an amount not to exceed $15.0 million. Overadvance loans may be made at the administrative agent's sole discretion in excess of the amount that is available under the revolving credit facility. The Canadian revolving credit sub-facility similarly provides for a $2.5 million sub-limit for Canadian protective advances and a $2.5 million limit on Canadian overadvance loans. Borrowings by us pursuant to protective advances and overadvances are treated no differently than any other loans under the revolving credit facility in determining the remaining amount of credit available under the facility.

Our availability and the revolving credit facility is based on a formula that calculates the domestic borrowing base and the Canadian borrowing base, which are based on a percentage of the value of accounts receivable and inventory plus a fixed asset component, if applicable, of the domestic borrowers and their domestic subsidiaries and the Canadian borrowers and their Canadian subsidiaries, respectively, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of a borrowing notice, the accuracy of representations and warranties in all material respects and the absence of defaults.

Interest.    Borrowings under the revolving credit facility (other than borrowings in Canadian dollars under the Canadian revolving credit sub-facility) bear interest, at our option, at either the alternate base rate or the adjusted LIBOR Rate, plus the applicable percentage for revolving credit loans, which ranges from 0.00% to 0.25%, in the case of alternate base rate loans, and from 1.25% to 2.00%, in the case of Eurodollar loans, in each case, depending on our leverage ratio. Swingline loans bear interest at the alternate base rate plus the applicable percentage for revolving credit loans. Protective advances and overadvances bear interest at the alternate base rate plus the applicable percentage for revolving credit loans plus 2.00%.

Bankers' acceptances and Canadian prime rate interest options will be available for Canadian dollar borrowings under the Canadian revolving credit sub-facility. Under the bankers' acceptances option, the Canadian borrowers pay the lenders accepting bankers' acceptances an acceptance fee calculated at the applicable percentage for U.S. dollar Eurodollar loans referred to above. In addition, the lenders accepting bankers' acceptances are entitled to purchase the bankers' acceptances on a discounted basis at the discount rate. Borrowings under Canadian prime rate interest option bear interest at the Canadian prime rate plus 0.75% plus the applicable percentage for U.S. dollar alternate base rate loans referred to above.

The revolving credit facility may be borrowed, repaid and reborrowed from time to time until February 2012, subject to satisfaction of certain customary conditions on the date of any such borrowing, including availability under the borrowing base.

Guarantees and security.    At present, all of our domestic subsidiaries, other than the borrower under our floor plan facility (see "—Floor plan financing agreement"), are borrowers under our revolving credit facility. Any of our subsequently acquired or organized domestic subsidiaries that do not become borrowers, which we refer to as the guarantors, are required to guarantee on a senior secured basis the borrowers' obligations under our revolving credit facility. In addition, our obligations, along with the obligations of the other borrowers under our revolving credit facility, and these guarantees are secured by substantially all the borrowers' and guarantors' assets, including but not limited to:

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a first-priority pledge of all the capital stock of subsidiaries held by the borrowers or any guarantor which, in the case of capital stock of any foreign subsidiary pledged to secure a loan to a domestic borrower, is limited to only first-tier foreign subsidiaries and then only 65% of the voting capital stock of such first-tier foreign subsidiary; and

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first-priority security interests in substantially all of the borrowers' and the guarantors' tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, cash and proceeds of such assets.

Covenants.    The revolving credit facility contains a financial covenant requiring us to maintain, except during periods when availability under the revolving credit facility is at least $30.0 million, a fixed charge coverage ratio of at least 1.1 to 1.0. The revolving credit facility also contains restrictive covenants pertaining to the management and operation of the borrowers and the guarantors and their subsidiaries. These restrictive covenants include significant limitations on asset sales, indebtedness (excluding the notes), creation of liens, mergers and acquisitions, fundamental changes, investments and loans, dividends, payment of indebtedness, transactions with affiliates, sale and lease-back transactions, inter-borrower transactions and amendment of material documents. In addition, incurrence of additional debt, receipt of casualty and condemnation payments and sale of assets would require mandatory repayment of the loans. The revolving credit facility also contains customary affirmative covenants, including furnishing financial statements, providing notice of material events, maintaining the existence and conduct of business, paying third party obligations, maintaining properties, complying with laws, using loan proceeds for working capital, general corporate and other specified purposes, maintaining adequate insurance and the providing of additional collateral by newly formed subsidiaries.

Events of default.    The revolving credit facility provides for customary events of default (relating, in certain cases, to both us and our subsidiaries), including:

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failure to make payments when due;

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breach of covenants;

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breach of representations and warranties;

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default under any agreement relating to material indebtedness (which includes debt for borrowed money and obligations in respect of hedge transactions) in excess of $10.0 million;

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bankruptcy and other insolvency events;

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judgment defaults;

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defaults under the Employee Retirement Income Security Act of 1974, as amended; and

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certain change of control events.

Change of control events include (1) the current controlling holders of common units ceasing to hold a certain threshold percentage (which threshold reduces after the completion of a qualified public offering) of voting equity interests in Stewart & Stevenson LLC, (2) Stewart & Stevenson LLC ceasing to hold, directly or indirectly, 100% of the other borrowers or any guarantors, subject to certain exceptions, (3) occupation of a majority of the board of directors by persons who were neither nominated board of directors of Stewart & Stevenson LLC nor appointed by directors so nominated, (4) the acquisition of direct or indirect control of any loan party by any person or group other than the current controlling holders of common units or (e) so long as any of the senior notes are outstanding, any "change in control" or other similar term described the indenture.

10% Senior Notes due 2014

In June 2006, we issued $150,000,000 of our 10% Senior Notes due 2014, which we refer to as the senior notes. The senior notes rank equally in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. These notes are not secured, and as such, have no underlying assets to secure the payment of principal or interest. The senior notes are guaranteed on a senior unsecured basis by our domestic restricted subsidiaries. The senior notes mature on July 15, 2014, with interest at a rate of 10% payable semi-annually in arrears on January 15 and July 15.

The senior notes may be redeemed at any time, in whole or in part, at a redemption price equal to 105.0% of the principal amount of the notes in the first year, declining yearly to par at July 15, 2012, plus accrued and unpaid interest, if any, to the date of redemption. The indenture does not contain any mandatory prepayment provisions.

Upon the occurrence of a change of control, each holder of the senior notes will have the right to require us to repurchase that holder's senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the senior notes, a change of control will have occurred following the consummation of this offering if:

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any person or group of related persons other than Mr. Ansary and his family members or entities wholly owned or controlled by Mr. Ansary and his family members, which we refer to as permitted holders, owns over 35% of the total voting power of the voting stock of our company, the permitted holders beneficially own less of the voting power of the voting stock of our company than such other person or group of related persons and the permitted holders do not have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the board of directors;

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a majority of the members of the board of directors are not continuing directors, which the indenture governing the senior notes defines as being either directors on the issue date of the senior notes or directors nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board of directors at the time of such nomination or election;

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the disposition other than by way of merger or consolidation of all or substantially all of our assets to any person other than a permitted holder; or

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the adoption by our stockholders of a plan or proposal for the liquidation or dissolution of the company.

The indenture governing the senior notes contains covenants that, among other things, limit our ability, subject to certain qualifications and exceptions, to:

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incur or guarantee additional indebtedness;

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sell assets;

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pay dividends and make other equity distributions;

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purchase or redeem capital stock;

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make investments;

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consolidate or merge with or into other companies; and

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engage in transactions with affiliates.

The senior notes contain certain events of default, including failure to pay principal and interest on the notes, failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us or the subsidiary guarantors.

Floor plan financing agreement

We have had a floor plan facility with Amegy Bank National Association since 2006 to facilitate the purchase of new and used inventory for our Freightliner truck dealership that allows our subsidiary, Stewart & Stevenson Truck Holdings LLC, to borrow up to $5.0 million and is secured by $5.0 million of cash collateral. The floor plan facility has a one-year maturity, and we have renewed it annually since 2006. As of January 31, 2011, $0.7 million in advances were outstanding under this floor plan facility. Advances under this floor plan facility bear interest at the prime rate.

U.S. federal income tax considerations
applicable to non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Common Stock by non-U.S. holders (as defined below) of our Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the "Code," the applicable U.S. federal income tax regulations promulgated or proposed under the Code, which we refer to as the "Treasury Regulations," current administrative rulings and practice and judicial decisions, all as of the date hereof. These authorities are subject to change and differing interpretations at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders (as defined below) who hold our Common Stock as a capital asset for U.S. federal income tax purposes. We have not sought any ruling from the Internal Revenue Service, or the "IRS," with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to such statements and conclusions.

This summary also does not address any possible applicability of any U.S. federal tax other than the income tax, including but not limited to the U.S. federal estate tax or gift tax, U.S. alternative minimum tax, or the tax considerations arising under the laws of any non-U.S., state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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banks, financial institutions, insurance companies, brokers and certain dealers and traders;

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persons who hold our Common Stock as part of a position in a hedging or constructive sale transaction, "straddle, "conversion" or other integrated transaction for tax purposes;

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investors subject to the alternative minimum tax;

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"controlled foreign corporations" and "passive foreign investment companies";

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persons who are partnerships or other pass-through entities; and

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certain former citizens or expatriates of the United States.

THIS SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, THE U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY STATE, LOCAL, NON- U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial holder of our Common Stock and, for U.S. federal income tax purposes, are neither a "United States person" nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes). A "United States person" is:

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an individual citizen or resident of the United States;

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a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of our Common Stock, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons who are partners of a partnership holding our Common Stock should consult their own tax advisors concerning the tax consequences of holding and disposing of our Common Stock.

Distributions

Following this offering, we do not intend to make any distributions on shares of our Common Stock. However, if we do make distributions on our Common Stock, other than certain pro rata distributions of Common Stock, then those payments would constitute dividends for U.S. federal income tax purposes to the extent payable from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, as of the end of the taxable year of the distribution. To the extent those distributions exceed both our current and our accumulated earnings and profits, such distributions would first constitute a non-taxable return of capital, which would reduce your tax basis in your shares of our Common Stock, but not below zero, and thereafter would be treated as gain from the sale of stock. See the discussion under "—Gain on the sale or disposition of Common Stock" below.

Any dividend on our Common Stock paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, subject to any exemption or lower rate as may be specified by an applicable tax treaty, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States. We may withhold 30% of either (1) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend once determined, as described above, or (2) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made, in each case as provided for in the Treasury Regulations. If it is subsequently determined that the amount of tax withheld exceeds the amount of withholding tax applicable to the portion of the distribution constituting a dividend, then you may obtain a refund of any such excess amounts if you timely file an appropriate claim for refund with the IRS.

In order to receive a reduced rate of or an exemption from withholding tax under an income tax treaty, you are required (1) to satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8BEN (or other applicable form) certifying, under penalty of perjury, as to your qualification for the reduced rate or exemption and that you are not a United States person or (2) if you hold our Common Stock through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are partnerships or other pass-through entities.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if provided for in an applicable income tax treaty, are attributable to a permanent establishment or, in the case of an individual, a fixed base maintained by you in the United States) are not subject to withholding tax, provided that you satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8ECI properly certifying, under penalty of perjury, such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are subject to U.S. federal income tax and are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder receiving effectively connected dividends, your earnings and profits for the taxable year that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of or an exemption from withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Gain on the sale or disposition of Common Stock

Subject to the discussion regarding backup withholding below, you generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Common Stock unless:

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that gain is effectively connected with your conduct of a U.S. trade or business and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by you in the United States;

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you are a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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our Common Stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, which we refer to as a "USRPHC," at any time within the shorter of the five-year period preceding the disposition or your holding period for our Common Stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates, as if you were a United States person, except as otherwise required by an applicable income tax treaty. In addition, corporate non-U.S. holders described in the first bullet above may be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a gross rate of 30% on the amount by which your capital gains allocable to U.S. sources, including gain from the sale or other disposition of our Common Stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, so long as our Common Stock is regularly traded on an established securities market, our Common Stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded Common Stock at any time within the shorter of the five-year period preceding the disposition or your holding period for the Common Stock. If you are a non-U.S. holder who may own more than 5% of our Common Stock, you are encouraged to consult your tax advisor with respect to the U.S. tax consequences of a disposition of our Common Stock.

Backup withholding and information reporting

We will, where required, report to the IRS and to you the amount of dividends, if any, paid to you on our Common Stock, your name and address and the amount of tax withheld, if any. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you generally will be subject to backup withholding unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding generally will apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Common Stock within the United States or conducted through certain U.S.-related financial intermediaries, unless you certify under penalty of perjury as to your non-U.S. person status or you otherwise establishes an exemption (and neither we nor the paying agent has actual knowledge or reason to know that you are a United States person or that the conditions of any other exemptions are not, in fact, satisfied).

Backup withholding is not an additional tax. Amounts withheld from payments to non-U.S. holders under the backup withholding rules will be allowed as a credit against the holder's U.S.

federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Recent legislation

The recently enacted Hiring Incentives to Restore Employment Act (the "HIRE Act"), which was signed into law on March 18, 2010, modifies some of the rules described above, including with respect to certification requirements and information reporting, for certain stock held through a "foreign financial institution" or "non-financial foreign entity." In the event of non-compliance with those revised requirements, a 30% U.S. withholding tax could be imposed on payments of dividends and sale proceeds in respect of our Common Stock made after December 31, 2012. Congress delegated broad authority to the U.S. Treasury Department to promulgate regulations to implement the new withholding and reporting regime. It cannot be predicted whether or how any regulations promulgated by the U.S. Treasury Department pursuant to this broad delegation of regulatory authority will affect holders of our stock. Prospective investors are urged to consult their own tax advisors regarding the HIRE Act and legislative proposals that may be relevant to their investment in our stock.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of our Common Stock by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code ("Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Common Stock using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Representation

Accordingly, by acceptance of the Common Stock, each buyer and subsequent transferee of the Common Stock will be deemed to have represented and warranted that either (1) no portion of the assets used by such buyer or transferee to acquire and hold the Common Stock constitutes assets of any Plan or (2) the purchase and holding of the Common Stock by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the matters described herein.

 Underwriting (Conflicts of interest)

We and the selling stockholders are offering the shares of Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as sole book-running manager of the offering and as the representative of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the shares of Common Stock offered by us and the selling stockholders if they purchase any shares, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us and the selling stockholders that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of Common Stock offered in this offering.

The underwriters have an option to buy up to an aggregate of             additional shares of Common Stock from us and the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters severally will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares of Common Stock are being offered.

The underwriting fee is equal to the public offering price per share of Common Stock less the amount paid by the underwriters to us and the selling stockholders per share of Common Stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by us	Without option exercise	With full option exercise

Per share	$	$
Total	$	$

Paid by the selling stockholders	Without option exercise	With full option exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain limited exceptions, we will not (1) pledge, announce the intention to sell, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of 180 days after the date of this prospectus.

Our directors, executive officers and certain of our stockholders, including the selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, subject to certain limited exceptions, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the two preceding paragraphs shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol "                    ."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering, and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Common Stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representative of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representative of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our Common Stock, or that our Common Stock will trade in the public market at or above the initial public offering price.

European Economic Area

Each underwriter has represented that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (UK) ("FSMA") received by it in connection with the issue or sale of any Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which on the date hereof includes the European Union plus Iceland, Norway and Liechtenstein (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the sole book-running manager for such offer; or

•
in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notes to prospective investors in Switzerland

This document does not constitute an issue prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of Common Stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Our Common Stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our Common Stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. This document as well as any other material relating to our Common Stock is personal and confidential and does not constitute an offer to any other person. This document may only be used in Switzerland by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland. Neither this document nor any other offering materials relating to the shares of Common Stock may be distributed, published, or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of Common Stock in Switzerland.

Relationships with underwriters and their affiliates

Certain of the underwriters and their respective affiliates have provided in the past to us and our affiliates and may provide, from time to time, in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will to receive customary fees and commissions. An affiliate of J.P. Morgan Securites LLC is the administrative agent and a lender under our revolving credit facility. See "—Conflicts of interest." In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Conflicts of interest

An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, acts as administrative agent and a lender under our revolving credit facility and will receive more than 5% of the net proceeds of this offering in connection with the repayment of amounts under our revolving credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. In accordance with this rule,                           has assumed the responsibilities of acting as a "qualified independent underwriter." In its role as a qualified independent underwriter,                           has participated in due diligence and the preparation of the registration statement of which this prospectus is a part.                           will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. J.P. Morgan Securities LLC will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

 Legal matters

Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for us by Jones Day, New York, New York. The validity of the shares of Common Stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Stewart & Stevenson LLC and its subsidiaries at January 31, 2011 and 2010, and for each of the three years in the period ended January 31, 2011, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file periodic and current reports pursuant to the reporting requirements of the Exchange Act. We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Common Stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Common Stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including our company, that file electronically with the SEC. The address of that website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Stewart & Stevenson LLC

        We have audited the accompanying consolidated balance sheets of Stewart & Stevenson LLC and subsidiaries as of January 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart & Stevenson LLC and subsidiaries at January 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
May 2, 2011

Stewart & Stevenson LLC and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands)	January 31, 2011	January 31, 2010
Assets
Current assets:
Cash and cash equivalents	$9,168	$3,321
Restricted cash	5,000	3,000
Accounts receivable, net	85,236	81,626
Recoverable costs and accrued profits not yet billed	78,934	38,042
Inventories, net	285,909	248,313
Other current assets	7,186	7,626

Total current assets	471,433	381,928
Property, plant and equipment, net	75,077	79,206
Goodwill and intangibles, net	16,064	46,616
Deferred financing costs and other assets	5,029	6,775

Total assets	$567,603	$514,525

Liabilities and shareholders' equity
Current liabilities:
Bank notes payable	$7,401	$7,122
Current portion of long-term debt	40	65
Accounts payable	81,198	52,994
Accrued payrolls and incentives	15,913	8,714
Billings in excess of incurred costs	4,285	115
Customer deposits	80,346	26,307
Other current liabilities	43,979	41,126

Total current liabilities	233,162	136,443
Long-term debt, net of current portion	185,181	220,926
Other long-term liabilities	226	1,534

Total liabilities	418,569	358,903

Commitments and contingencies
Shareholders' equity:
Common units, 100,005,000 units issued and outstanding	74,113	74,113
Accumulated other comprehensive income	5,092	1,383
Retained earnings	69,829	80,126

Total shareholders' equity	149,034	155,622

Total liabilities and shareholders' equity	$567,603	$514,525

See accompanying Notes to Consolidated Financial Statements

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Operations

	Fiscal Year Ended
(Dollars and units in thousands)	January 31, 2011	January 31, 2010	January 31, 2009
Sales	$861,234	$688,676	$1,217,142
Cost of sales	715,967	577,028	1,002,166

Gross profit	145,267	111,648	214,976
Selling and administrative expenses	104,252	114,188	138,141
Impairment of goodwill and indefinite-lived intangible assets	31,487	—	—
Other (income) expense, net	(1,026)	54	(1,311)

Operating profit (loss)	10,554	(2,594)	78,146
Interest expense, net	19,886	20,489	24,931

(Loss) earnings before income taxes	(9,332)	(23,083)	53,215
Income tax expense	700	816	2,659

Net (loss) earnings	$(10,032)	$(23,899)	$50,556

Pro forma tax expense (benefit) (unaudited)	$8,227	$(3,581)	$17,272
Pro forma net (loss) earnings (unaudited)	$(18,259)	$(20,318)	$33,284
Weighted average units outstanding:
Basic	100,005	100,005	100,005
Diluted	100,005	100,005	100,005
Net (loss) earnings per common unit
Basic	$(0.10)	$(0.24)	$0.51
Diluted	$(0.10)	$(0.24)	$0.51
Pro forma tax effect—basic (unaudited)	$(0.18)	$(0.20)	$0.33
Pro forma tax effect—diluted (unaudited)	$(0.18)	$(0.20)	$0.33

See accompanying Notes to Consolidated Financial Statements

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Common Units	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 31, 2008	$74,113	$8,233	$92,595	$174,941
Net earnings	—	—	50,556	50,556
Other comprehensive loss	—	(11,995)	—	(11,995)
Distributions to unit holders for tax obligations	—	—	(33,558)	(33,558)

Balance, January 31, 2009	$74,113	$(3,762)	$109,593	$179,944
Net loss	—	—	(23,899)	(23,899)
Other comprehensive income	—	5,145	—	5,145
Distributions to unit holders for tax obligations	—	—	(5,568)	(5,568)

Balance, January 31, 2010	$74,113	$1,383	$80,126	$155,622
Net loss	—	—	(10,032)	(10,032)
Other comprehensive income	—	3,709	—	3,709
Distributions to unit holders for tax obligations	—	—	(265)	(265)

Balance January 31, 2011	$74,113	$5,092	$69,829	$149,034

See accompanying Notes to Consolidated Financial Statements

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(Dollars in thousands)	January 31, 2011	January 31, 2010	January 31, 2009
Operating activities
Net (loss) earnings	$(10,032)	$(23,899)	$50,556
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Amortization of deferred financing costs	1,668	2,011	1,980
Depreciation and amortization	17,053	18,402	18,869
Impairment of goodwill and indefinite-lived intangible assets	31,487	—	—
Non-cash foreign exchange (gains) losses	(71)	29	(3,017)
Change in operating assets and liabilities net of the effect of acquisitions:
Accounts receivable, net	(2,985)	68,413	7,879
Recoverable costs and accrued profits not yet billed	(40,857)	19,091	4,182
Inventories, net	(34,108)	49,464	(7,300)
Accounts payable	27,695	(35,627)	(29,045)
Accrued payrolls and incentives	7,237	(2,381)	(1,755)
Billings in excess of incurred costs	4,088	(27,889)	(3,370)
Customer deposits	53,840	5,500	5,143
Other current assets and liabilities	2,989	(3,274)	17,225
Other, net	(1,140)	(3,519)	(2,877)

Net cash provided by operating activities	56,864	66,321	58,470

Investing activities
Capital expenditures	(2,211)	(2,536)	(5,469)
Additions to rental equipment	(10,747)	(777)	(22,333)
Increase in restricted cash	(2,000)	—	—
Proceeds from sale of property, plant and equipment, net	34	373	26

Net cash used in investing activities	(14,924)	(2,940)	(27,776)

Financing activities
Change in short-term notes payable	(108)	1,525	1,836
Deferred financing costs	—	(375)	(375)
Changes in long-term revolving loans	(35,777)	(59,315)	(10,267)
Distributions to shareholders for tax obligations	(265)	(5,568)	(33,558)

Net cash used in financing activities	(36,150)	(63,733)	(42,364)

Effect of exchange rate on cash	57	1,667	1,294
Increase (decrease) in cash and cash equivalents	5,847	1,315	(10,376)
Cash and cash equivalents, beginning of fiscal period	3,321	2,006	12,382

Cash and cash equivalents, end of fiscal period	$9,168	$3,321	$2,006

Cash paid for:
Interest	$18,187	$19,709	$22,883
Income taxes	$2,169	$1,278	$4,346

See accompanying Notes to Consolidated Financial Statements

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Company Overview

        Stewart & Stevenson LLC, headquartered in Houston, Texas was formed for the purpose of acquiring from Stewart & Stevenson Services, Inc. ("SSSI") and its affiliates on January 23, 2006 substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry (the "SSSI Acquisition"). Unless otherwise indicated or the context otherwise requires, the terms "Stewart & Stevenson," the "Company," "we," "our" and "us" refer to Stewart & Stevenson LLC and its subsidiaries.

        On February 26, 2007, we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies, Inc. and certain of its affiliates (collectively, "Crown"), which we refer to as the "Crown Acquisition." Crown, which was headquartered in Calgary, Alberta, had multiple U.S. operations. Crown manufactured drilling, well servicing and workover rigs, stimulation equipment and provided related parts and services.

        We are a leading designer, manufacturer and provider of specialized equipment and aftermarket parts and service for the oil and gas and other industries. Our wide range of products covers hydraulic fracturing, well stimulation, workover, intervention and drilling operations. These products include well stimulation equipment, pumping, acidizing, coiled tubing, cementing and nitrogen units, drilling rigs and workover rigs, power generation systems, and electrical support and distribution systems, as well as engines, transmissions, prime movers and material handling equipment. We have a substantial installed base of products, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues from customers in the oil and gas, power generation and various other industries. In addition, we provide rental equipment to our customers, including generator sets, air compressors, rail car movers and material handling equipment.

Note 2. Summary of Significant Accounting Policies

        Use of Estimates and Assumptions:    The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

        Fiscal Year:    Our fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, our "Fiscal 2010" commenced on February 1, 2010 and ended on January 31, 2011. We report results on the fiscal quarter method with each quarter comprising approximately 13 weeks.

        Consolidation:    The consolidated financial statements include the accounts of Stewart & Stevenson LLC and all enterprises in which we have a controlling interest. All intercompany accounts and transactions have been eliminated. We do not have any variable-interest entities.

        Reclassifications:    Certain reclassifications have been made in the prior year consolidated financial statements to conform to the current period presentation. In our prior reports filed with the SEC, we presented four segments: equipment, aftermarket parts and service, rental and corporate. We have revised our segments to the following three segments: manufacturing, distribution and corporate and shared services. The audited consolidated financial statements have been recast to reflect our new segment presentation. See "Note 6—Segment Data."

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Cash Equivalents:    Interest-bearing deposits, investments in government securities, commercial paper, money market funds and other highly liquid investments with original maturities of three months or less are considered cash equivalents.

        Accounts Receivable:    Accounts receivable are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of our accounts receivable, net of the allowance for doubtful accounts, represents the estimated net realizable value. We maintain an allowance for doubtful accounts for estimated losses related to credit extended to our customers. We base such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues we have identified. Uncollectible accounts receivable are written off when we determine that the balance cannot be collected.

        Derivative financial instruments:    On occasion, we enter into derivative financial instruments to manage certain exposures to our operations; however, this activity has been relatively insignificant to our financial statements. During the second quarter of Fiscal 2010, we entered into four short-term foreign currency exchange rate contracts to manage our exposure to fluctuations in foreign currency for certain purchase orders that were denominated in Euros. As of October 30, 2010, all of these contracts were closed and the Company recognized a $0.8 million realized gain, which was recorded in other (income) expense, net within our consolidated statements of operations. A short-term foreign currency exchange rate derivative instrument was entered in January 2009 to manage our exposure to fluctuations in foreign currency exchange rates for certain contracts of our Canadian subsidiary that were not denominated in its functional currency. The derivative was settled in the second quarter of Fiscal 2009 and resulted in a gain of $1.4 million, which was recorded in other (income) expense, net within our consolidated statements of operations.

        Inventories:    Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out ("FIFO") basis and market determined on the basis of estimated realizable values. We purchase a considerable amount of our inventory for resale from independent manufacturers pursuant to distribution agreements. Cost represents invoice or production cost for new items and original cost less allowance for condition for used equipment inventory. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, we write inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

        Revenue Recognition:    Revenue from equipment and parts sales is recognized when the product is shipped, collection is reasonably assured, risks of ownership have been transferred to and accepted by the customer and contract terms are met. Cash discounts or other incentives to customers are recorded as a reduction of revenue. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period. We report revenue net of any revenue-based taxes assessed by governmental authorities.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        With respect to long-term equipment contracts, which accounted for approximately 28.7% of total sales in Fiscal 2010, revenue is recognized using the percentage-of-completion method. The majority of our contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. For long-term equipment contracts to build land-based drilling, workover and service rigs, measurement of progress toward completion is based on the cost-to-cost method. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, we recognize the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

        Recoverable costs and accrued profits not yet billed ("Unbilled Revenue") represent the cumulative revenue recognized less the cumulative billings to the customer. Any billed revenue that has not been collected is reported as accounts receivable. The timing of when we bill our customers is generally based upon advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Progress billings in accounts receivable at January 31, 2011 and 2010 included contract retentions totaling $3.5 million and $7.6 million, respectively, which are anticipated to be collected within one year. Billings in excess of incurred costs represent progress billings in excess of Unbilled Revenue.

        We frequently sell equipment together with "start-up" services, which typically involve adding fuel to the engine, starting the equipment for the first time, and observing it to ensure that it is operating properly. In cases where start-up services are required on an equipment sale, the estimated start-up costs are accrued when revenue from the equipment sale is recognized. We had approximately $2.6 million and $1.1 million of accrued start-up costs that had not yet been performed as of January 31, 2011 and January 31, 2010, respectively.

        Customer Deposits:    We sometimes collect advance customer deposits to secure customers' obligations to pay the purchase price of ordered equipment. For long-term construction contracts, these customer deposits are recorded as current liabilities until construction begins. During construction, the deposit liability is reclassified into billings in excess of incurred costs and, ultimately, recognized into revenue under the percentage-of-completion method. For all other sales, these deposits are recorded as current liabilities until revenue is recognized.

        Long-Lived Assets:    Long-lived assets, which include property, plant and equipment and acquired definite-lived intangible assets, comprise a significant amount of our total assets. We carry our property, plant and equipment at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred and expenditures for renewals, replacements and improvements are capitalized. We depreciate our property, plant and equipment on a straight-line basis over their estimated useful lives. Definite-lived intangibles are amortized on a straight-line basis over their estimated useful lives.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over their expected useful lives. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

Buildings	10 - 25 years
Leasehold improvements	Lesser of lease term or asset life
Rental equipment	2 - 8 years
Machinery and equipment	4 - 7 years
Computer hardware and software	3 - 4 years
Intangible assets	4 months - 27 years

        In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our definite-lived intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

        We assess the valuation of components of our property, plant and equipment and definite-lived intangible assets whenever events or circumstances dictate that the carrying value might not be recoverable. We base our evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, we determine whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, we recognize a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or third party appraisal, as appropriate under the circumstances.

        Goodwill and indefinite-lived intangible assets:    We perform an impairment test for goodwill and indefinite-lived intangible assets annually during the fourth quarter, or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying value. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows ("income approach") and other market-related valuation models, including earnings multiples ("public company market approach") and comparable asset market values ("transaction approach"). Certain estimates and judgments are required in the application of these fair value models. The income approach consists of estimating the future cash flows that are directly associated with each of our reporting units. There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit, including historical experience and future expectations such as budgets and industry projections. We believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        We performed the first step for our annual impairment test, which compares the fair value of our reporting units to their carrying values, during the Fiscal 2010 fourth quarter and the result of this test indicated that a probable impairment existed for our Crown reporting unit. The Fiscal 2010 results of operations for the Crown reporting unit did not achieve our expectations. In particular, the anticipated rebound for and growth in rig and well stimulation equipment sales and backlog growth for the Crown reporting unit have not reached pre-2009 levels. These assumptions had been factored into our budgets and forecasts and specific sales were anticipated to occur during Fiscal 2010, including the fourth quarter, coupled with growth in backlog for these products. Because oil prices have risen, it was anticipated that capital spending for land-based drilling, workover and service rigs would return and be reflected in backlog and equipment ordering trends. As a result of this prolonged downturn, our cash flow projections for Crown have been substantially revised downward.

        The Crown reporting unit had goodwill of $28.7 million and indefinite-lived intangible assets (trademarks) of $4.1 million subject to this annual impairment test. In determining the fair value in the step one test, the material assumptions used for the income approach included a weighted average cost of capital of 21.4% and a long-term growth rate of 4.1%. Based on our future cash flow projections for the Crown reporting unit, the result of the income approach indicated the carrying amount of the Crown reporting unit exceeded its estimated fair value. In addition, these cash flow projections did not result in meaningful market-related comparisons under the public company market and transaction approaches. Therefore, under the second step of the impairment test, we allocated the estimated fair value indicated by the income approach to the identifiable tangible and intangible assets and liabilities based on their respective values. This allocation indicated a partial impairment for the indefinite-lived intangible assets and no residual value for goodwill.

        The below table details the impact of this impairment charge, which resulted in an overall decrease to goodwill and intangibles, net in our consolidated balance sheets of $31.5 million as follows:

	Indefinite-Lived Intangible Assets	Goodwill
Crown reporting unit before impairment test	$4,084	$28,653
Impairment charges	(2,834)	(28,653)

Crown reporting unit after impairment test	$1,250	$—

        We recorded a $31.5 million impairment charge in our consolidated results of operations for Fiscal 2010.

        Insurance:    We maintain a variety of insurance for our operations that we believe to be customary and reasonable. We are self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers compensation claims. Other than normal business and contractual risks that are not insurable, our risk is commonly insured and the effect of a loss occurrence is not expected to be significant. We accrue for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported. We regularly review estimates of reported and unreported claims and provide for losses accordingly.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Advertising:    Advertising costs are included in selling and administrative expenses and are expensed as incurred. These expenses totaled $1.7 million, $1.4 million and $2.8 million for Fiscal 2010, 2009 and 2008, respectively.

        Research and Development:    Expenditures for research and development activities are charged to expense as incurred and were $0.6 million, $1.0 million and $3.3 million in Fiscal 2010, 2009 and 2008, respectively.

        Translation of Foreign Currency:    The local currency is the functional currency for our Canadian and Colombian subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in accumulated other comprehensive income. Gains or losses from foreign currency transactions are recognized in current earnings as a component of other expense (income), net in our consolidated statements of operations.

        On January 10, 2010, the Venezuelan government devalued its currency from 2.15 Bolivars per U.S. dollar to 4.30 Bolivars per U.S. dollar ("the official rate") and the Venezuelan economy has since been designated as hyperinflationary. The Company recognized a translation loss of $3.1 million as of January 31, 2010, which was recorded in currency translation adjustment, a component of accumulated other comprehensive income (loss) in our consolidated balance sheets. We have historically utilized the official rate for our Venezuelan operations. Beginning February 1, 2010, we utilized the U.S. dollar as the functional currency for our Venezuelan subsidiary and remeasured its financial statements into U.S. dollars at the official rate. Accordingly, using "hyperinflationary accounting," we recognized the related losses or gains from such remeasurement of its balance sheet in the consolidated statements of its operations. During Fiscal 2010, the official rate for Venezuela did not fluctuate significantly. As a result, the effect of remeasuring our Venezuelan subsidiary was insignificant.

        At January 31, 2011, we evaluated the rate at which we remeasure our Venezuelan subsidiary and concluded that based on the continued slow-down of its economy and resultant constraints presently impacting the banking environment and associated limitations therein, that the SITME rate of 5.30 Bolivars per U.S. dollar was a more appropriate remeasurement rate. The result of this change in remeasurement rate did not have a material impact to our financial statements. The total assets for our Venezuela subsidiary are approximately $4.0 million.

        Fair Value of Financial Instruments:    Our financial instruments consist primarily of cash equivalents, trade receivables, trade payables and debt instruments. The recorded values of cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Generally, our notes payable and revolving credit facility have interest rates which are tied to current market rates, and thus, their fair value is consistent with their recorded amounts. The estimated fair value of our senior notes is based on quoted market prices (Level 1). At January 31, 2011, our senior notes with a carrying value of $150.0 million had a fair value of $153.2 million.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Warranty Costs:    Generally, the only warranty provided to our customers for products we sell that were originally manufactured by others, including our key OEMs, is the warranty provided by those original manufacturers. We warrant products manufactured, and services provided, by us for periods of three to 18 months. Based on historical experience and contract terms, we accrue the estimated cost of our product and service warranties at the time of sale or, in some cases, when specific warranty exposures are identified and quantifiable. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond our historical experience. We accrue for any such warranty issues as they become known and estimable.See Note 8—"Significant Balance Sheet Accounts."

        Income Taxes:    As a limited liability company, income is reported for federal and state income tax purposes by our unit holders. Generally, we make quarterly distributions to our unit holders to fund their tax obligations. We are responsible, however, for paying taxes such as Texas Margins tax and other foreign income taxes. To provide financial statement users comparable information as a taxable entity as contemplated in the Corporate Conversion, we have included pro forma estimated federal and certain states' income tax expense for all periods presented.

Note 3. Income Taxes

        Our effective tax rate for Fiscal 2010 was approximately 7.5%, which excludes our tax distributions to the unit holders of our limited liability company. As a limited liability company, income is reported for federal and state income tax purposes (except for the Texas Margins tax and foreign taxes reported at the entity level) by our unit holders. During Fiscal 2010, we recorded $1.4 million of Texas Margins tax and $0.7 million of income tax benefit associated with foreign jurisdictions. Generally, we make quarterly distributions to the unit holders to fund their tax obligations. During Fiscal 2010, 2009 and 2008, we made tax distributions of $0.3 million, $5.6 million and $33.6 million, respectively, to our unit holders.

        The following table lists the pre-tax earnings by geographic area:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Net earnings (loss) before income taxes:
U.S.	$25,570	$(6,205)	$52,970
Foreign	(34,902)	(16,878)	245

Total	$(9,332)	$(23,083)	$53,215

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Income Taxes (Continued)

        The provision for income taxes consisted of the following:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Current expense (benefit)
U.S.
Federal	$—	$—	$—
State	1,297	1,285	1,684

Total U.S.	1,297	1,285	1,684
Foreign	208	(1,446)	1,502

Total current (benefit) expense	1,505	(161)	3,186
Deferred expense (benefit)
U.S.
Federal	—	—	—
State	54	(84)	(104)

Total U.S.	54	(84)	(104)
Foreign	(859)	1,061	(423)

Total deferred expense (benefit)	(805)	977	(527)

Income tax expense	$700	$816	$2,659

        A reconciliation between the provision for income taxes and income taxes computed by applying the statutory rate is as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Tax (benefit) provision at statutory rate	$(3,266)	$(8,079)	$18,625
Add (deduct):
State income tax	1,351	1,201	1,580
Valuation allowance	5,145	3,114	—
Foreign credits	76	(41)	7
Benefit (tax) on LLC income not subject to taxation at the statutory rate	(2,606)	4,621	(17,553)

Income tax expense	$700	$816	$2,659

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Income Taxes (Continued)

        The tax effects of temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	As of January 31,
(Dollars in thousands)	2011	2010
Deferred tax assets:
Net operating loss carryforward	$2,263	$1,808
Reserves, allowances and accruals	756	389
Amortizable intangible assets	720	745
Non-amortizable intangible assets	4,184	—
Property and equipment	336	172

	8,259	3,114
Valuation allowance	(8,259)	(3,114)
Deferred tax liabilities:
Goodwill and non-amortizable intangibles	—	(1,046)

Net deferred tax assets (liabilities)	$—	$(1,046)

        As of January 31, 2011, the Company had a gross Canadian net operating loss carry forward of $9.1 million which expires in 2031. A full valuation allowance has been provided for this asset and other deferred tax assets and the valuation allowance increased $5.1 million in Fiscal 2010. We have established valuation allowances for uncertainties in realizing the benefit of this tax loss carry forward and other deferred tax assets. Changes in estimates of future taxable income or in tax laws may alter this expectation.

Note 4. Net Earnings Per Share

        Accounting standards require dual presentation of earnings per share ("EPS"): Basic EPS and Diluted EPS. Basic EPS is computed by dividing net earnings or loss available to common unit holders by the weighted average number of common units outstanding for the period. For purposes of EPS, one unit is equivalent to one share. Diluted EPS excludes 408,000 contingent dilutive unvested restricted shares that would be considered common stock equivalents using the treasury stock method because as of January 31, 2011, the contingent condition had not occurred. See "Note 9—Equity" for a discussion of the outstanding restricted share grants.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Earnings Per Share (Continued)

        The following table sets forth the computation of basic and diluted earnings per common unit:

	Fiscal Year Ended January 31,
(Dollars and units in thousands)	2011	2010	2009
Numerator:
Net (loss) earnings	$(10,032)	$(23,899)	$50,556
Denominator:
Basic weighted average units outstanding	100,005	100,005	100,005
Effect of dilutive securities	—	—	—

Diluted weighted average units outstanding	100,005	100,005	100,005
Basic (loss) earnings per unit	$(0.10)	$(0.24)	$0.51
Diluted (loss) earnings per unit	$(0.10)	$(0.24)	$0.51

Note 5. Comprehensive Income

        Total comprehensive income was as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Net (loss) earnings	$(10,032)	$(23,899)	$50,556
Currency translation gain (loss)	3,709	5,145	(11,995)

Comprehensive (loss) income	$(6,323)	$(18,754)	$38,561

        Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. As of January 31, 2011, 2010 and 2009, the entire accumulated other comprehensive gain (loss) balance consisted of currency translation adjustments. Foreign currency transaction exchange gains (losses) are recorded in other expense (income), net in the consolidated statements of operations and were $0.1 million, ($1.7) million and $1.3 million during Fiscal 2010, 2009 and 2008, respectively.

Note 6. Segment Data

        In our prior reports filed with the SEC, we presented four segments: equipment, aftermarket parts and service, rental and corporate. We have revised our segments to the following three segments: manufacturing, distribution and corporate and shared services. The consolidated financial statements have been recast to reflect our new segment presentation.

        Through our two operating segments, we design, manufacture and market a wide range of equipment and provide aftermarket parts and service to a broad range of customers. We also provide rental equipment through our distribution segment. These products and services are consistent with our activities in prior periods and were reported in prior periods as three distinct operating segments. We now report these same product categories within our two operating segments, which reflects our internal management structure.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Segment Data (Continued)

        This operational and management structure was clarified and defined in the fourth quarter of Fiscal 2010 as the result of senior management's assessment and recommendations made to the board of directors. This operational and management realignment was approved by our board and is reflected in the segments we now report. We believe that the two operating segment presentation continues to report the products and services we provide, while also providing a view of how we manage our business and a better platform from which to explain the key activities within, and drivers for, our business.

        The Crown results are included in our manufacturing segment and are aligned with our internal management structure.

        Our reportable segments are as follows:

Manufacturing

        We design, manufacture and market equipment for U.S. and international oilfield service providers and drilling and workover contractors, as well as national oil companies that require integrated and customized product solutions. We manufacture equipment specifically for hydraulic fracturing, well stimulation, well workover, intervention and drilling operations. Our manufactured products include integrated solutions, which incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. In addition, we provide parts and service to customers primarily in the oil and gas industry.

Distribution

        We provide stand-alone products and aftermarket parts and service for products manufactured by us, our six key OEMs and other manufacturers. In addition, we provide rental equipment including generator sets, air compressors, rail car movers and material handling equipment to our customers. Our aftermarket parts and service operations, which provide us with a recurring, higher-margin source of revenue, serve customers engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, as well as other industries.

Corporate and shared services

        Our corporate and shared services segment includes administrative overhead normally not associated with specific activities within the operating segments. These expenses include legal, finance and accounting, internal audit, human resources, information technology, marketing, supply chain and similar corporate office costs.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Segment Data (Continued)

        Intra-segment revenues and costs are eliminated, and operating profit (loss) represents earnings (loss) before interest and income taxes. Operating results by segment were as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Sales
Manufacturing	$342,394	$246,354	$520,055
Distribution	518,840	442,322	697,087

Total sales	$861,234	$688,676	$1,217,142

Operating profit (loss)
Manufacturing	$11,277	$15,875	$50,110
Distribution	37,481	23,640	66,456
Corporate and shared services	(38,204)	(42,109)	(38,420)

Total operating profit	$10,554	$(2,594)	$78,146

Operating profit percentage
Manufacturing	3.3%	6.4%	9.6%
Distribution	7.2	5.3	9.5
Consolidated	1.2%	(0.4)%	6.4%

        The Fiscal 2010 operating profit for the manufacturing segment includes the impact of the $31.5 million goodwill and indefinite-lived intangible assets impairment charge for Crown.

        Assets by segment were as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Assets
Manufacturing	$274,183	$254,070	$309,255
Distribution	278,382	248,178	327,935
Corporate and shared services	15,038	12,277	16,772

Total Assets	$567,603	$514,525	$653,962

        Capital expenditures by segment were as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Capital Expenditures
Manufacturing	$238	$784	$346
Distribution	12,071	1,998	25,821
Corporate and shared services	649	531	1,635

Total capital expenditures	$12,958	$3,313	$27,802

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Segment Data (Continued)

        Depreciation and amortization by segment were as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Depreciation & amortization
Manufacturing	$5,672	$6,388	$7,218
Distribution	10,729	10,970	10,479
Corporate and shared services	652	1,044	1,172

Total deprecation & amortization	$17,053	$18,402	$18,869

        Geographic Information for the periods presented is shown below:

	Fiscal Year Ended January 31
(Dollars in thousands)	2011	2010	2009
Sales
United States	$694,506	$483,078	$786,641
International	166,728	205,598	430,501

Total	$861,234	$688,676	$1,217,142

        International sales reflects sales in and to countries outside the United States, including sales to U.S. customers for export.

	As of January 31,
(Dollars in thousands)	2011	2010
Assets
United States	$506,670	$431,684
International	60,933	82,841

Total	$567,603	$514,525

Note 7. Long-Term Debt

	As of
(Dollars in thousands)	January 31, 2011	January 31, 2010
Other debt	$7,441	$7,243
Revolving credit facility	35,181	70,870
Unsecured senior notes	150,000	150,000

Total	192,622	228,113
Less: current portion of other debt	(7,441)	(7,187)

Long-term debt, net of current portion	$185,181	$220,926

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

        Future maturities of debt by year at January 31, 2011 are as follows:

(Dollars in thousands)
Fiscal 2011	$7,441
Fiscal 2012	35,181
Fiscal 2013	—
Fiscal 2014	150,000
Fiscal 2015 and thereafter	—

Total	$192,622

        Other debt:    Other debt includes certain short-term secured loans within our South American operations, a floor plan financing agreement and other equipment loans. The restricted cash on our balance sheet relates to collateral securing certain of this debt. The weighted average interest rate for the South American operations debt was 5.7%, 11.1%, and 11.7% in Fiscal 2010, 2009 and 2008, respectively. The interest rate for the floor plan financing agreement was 3.3% in each of Fiscal 2010, 2009 and 2008.

        Revolving Credit Facility:    In February 2007, we amended our senior credit facility, increased the revolving credit facility to $250.0 million and added a $25.0 million sub-facility to be used by our Canadian operations. The amended $250.0 million revolving credit facility, which matures in February 2012, is an asset-based revolving credit facility which is secured by substantially all accounts receivable, inventory and property, plant and equipment and provides for borrowings at LIBOR plus a margin ranging from 1.25% to 2.00% per annum, based on our leverage ratios, as specified in the credit agreement. Borrowings under the facility bear interest at a weighted average interest rate of 2.02%, 2.59% and 2.71% as of January 31, 2011, 2010 and 2009, respectively. A commitment fee of 0.30% to 0.375% per annum is payable on all unused portions of the revolving credit facility based on our leverage ratios. Interest payments are due monthly, or as LIBOR contracts expire. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. The credit agreement limits available borrowings to certain percentages of our assets. As of January 31, 2011, there were $19.5 million of letters of credit outstanding. Based on the outstanding borrowings, letters of credit issued and the terms of the asset-based revolving credit facility, our available borrowing capacity was approximately $124.3 million and $68.3 million at January 31, 2011 and 2010, respectively.

        Unsecured Senior Notes:    During the second quarter of Fiscal 2006, we issued $150.0 million of senior unsecured notes, bearing interest at 10.0% per annum and maturing in July 2014.

        The revolving credit facility and the senior notes contain financial and operating covenants with which we must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. We were in compliance with all covenants as of January 31, 2011. The financial covenant for the revolving credit facility requires that we maintain a fixed charge coverage ratio, as defined in the agreement, of at least 1.1 to 1.0; however, this covenant does not take effect until our available borrowing capacity is $30.0 million or less. The financial covenant for the senior notes indenture requires that, were we to incur additional indebtedness (subject to various exceptions set forth in the indenture), after giving effect to the incurrence of such additional indebtedness, we have a consolidated coverage ratio, as defined in the indenture, of at least 2.5 to 1.0.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

        We incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are being amortized over the five year term of the facility. As a result of the amendment reducing the facility to $125.0 million in June 2006, we recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 as interest expense. We also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of the $150.0 million senior unsecured notes during the second quarter of Fiscal 2006. These costs are being amortized over the eight year term of the notes. During the first quarter of Fiscal 2007, we incurred $2.2 million of capitalized legal and financing costs associated with the February 2007 amendment to the senior credit facility. As of January 31, 2011, $3.9 million of unamortized costs are included in the balance sheet.

        Guarantor entities:    The senior notes were co-issued by Stewart & Stevenson, LLC and Stewart & Stevenson Funding Corp. and are guaranteed by all of our subsidiaries except one domestic subsidiary, one subsidiary in Canada and two subsidiaries in South America. Stewart & Stevenson LLC and all of its subsidiaries except one domestic subsidiary, one subsidiary in Canada and two subsidiaries in South America are co-borrowers on the $250.0 million revolving credit facility.

        The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of the co-issuers/guarantors ("Guarantor Entities"), and all non-guarantor subsidiaries of the Company ("Non-Guarantor Entities") based on the equity method of accounting.

Condensed Consolidating Balance Sheets

	As of January 31, 2011
(Dollars in thousands)	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Current assets	$414,311	$57,122	$—	$471,433
Property, plant and equipment	72,246	2,831	—	75,077
Other assets	881	4,827	15,385	21,093

Total assets	$487,438	$64,780	$15,385	$567,603

Current liabilities	$200,693	$32,469	$—	$233,162
Intercompany payables (receivables)	(47,606)	47,606	—	—
Long-term liabilities	185,317	90	—	185,407
Shareholders' equity	149,034	(15,385)	15,385	149,034

Total liabilities and shareholders' equity	$487,438	$64,780	$15,385	$567,603

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

	As of January 31, 2010
	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Current assets	$333,191	$48,737	$—	$381,928
Property, plant and equipment	75,072	4,134	—	79,206
Other assets	35,150	33,376	(15,135)	53,391

Total assets	$443,413	$86,247	$(15,135)	$514,525

Current liabilities	$113,997	$22,446	$—	$136,443
Intercompany payables (receivables)	(47,474)	47,474	—	—
Long-term liabilities	221,268	1,192	—	222,460
Shareholders' equity	155,622	15,135	(15,135)	155,622

Total liabilities and shareholders' equity	$443,413	$86,247	$(15,135)	$514,525

Condensed Consolidating Statements of Operations

	For the Fiscal Year Ended January 31, 2011
(Dollars in thousands)	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Sales	$771,592	$89,642	$—	$861,234
Cost of sales	638,761	77,206	—	715,967

Gross profit	132,831	12,436	—	145,267
Selling and administrative expenses	90,474	13,778	—	104,252
Impairment of goodwill and indefinite-lived intangible assets	1,316	30,171	—	31,487
Equity in loss of subsidiaries	34,228	—	(34,228)	—
Other (income) expense, net	(1,434)	408	—	(1,026)

Operating profit (loss)	8,247	(31,921)	34,228	10,554
Interest expense, net	16,927	2,959	—	19,886

Earnings (loss) before income taxes	(8,680)	(34,880)	34,228	(9,332)
Income tax expense (benefit)	1,352	(652)	—	700

Net loss	$(10,032)	$(34,228)	$34,228	$(10,032)

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

	For the Fiscal Year Ended January 31, 2010
	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Sales	$609,961	$78,715	$—	$688,676
Cost of sales	505,191	71,837	—	577,028

Gross profit	104,770	6,878	—	111,648
Selling and administrative expenses	96,705	17,483	—	114,188
Equity in loss of subsidiaries	15,953	—	(15,953)	—
Other (income) expense, net	(2,872)	2,926	—	54

Operating loss	(5,016)	(13,531)	15,953	(2,594)
Interest expense, net	17,637	2,852	—	20,489

Loss before income taxes	(22,653)	(16,383)	15,953	(23,083)
Income tax expense (benefit)	1,246	(430)	—	816

Net loss	$(23,899)	$(15,953)	$15,953	$(23,899)

	For the Fiscal Year Ended January 31, 2009
	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Sales	$1,080,120	$137,022	$—	$1,217,142
Cost of sales	885,866	116,300	—	1,002,166

Gross profit	194,254	20,722	—	214,976
Selling and administrative expenses	118,844	19,297	—	138,141
Equity in earnings of subsidiaries	(759)	—	759	—
Other expense (income), net	1,809	(3,120)	—	(1,311)

Operating profit	74,360	4,545	(759)	78,146
Interest expense, net	22,021	2,910	—	24,931

Earnings before income taxes	52,339	1,635	(759)	53,215
Income tax expense	1,783	876	—	2,659

Net earnings	$50,556	$759	$(759)	$50,556

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

Condensed Consolidating Statements of Cash Flows

	For the Fiscal Year Ended January 31, 2011
(Dollars in thousands)	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Net cash provided by (used in):
Operating activities
Net loss	$(10,032)	$(34,228)	$34,228	$(10,032)
Equity in loss of subsidiaries	34,228	—	(34,228)	—
Other adjustments	28,970	37,926	—	66,896

Operating activities	53,166	3,698	—	56,864
Investing activities	(14,525)	(399)	—	(14,924)
Financing activities	(36,617)	467	—	(36,150)
Effect of exchange rate on cash	—	57	—	57

Net increase in cash	2,024	3,823	—	5,847
Cash at the beginning of the period	248	3,073	—	3,321

Cash at the end of the period	$2,272	$6,896	$—	$9,168

	For the Fiscal Year Ended January 31, 2010
	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Net cash provided by (used in):
Operating activities
Net loss	$(23,899)	$(15,953)	$15,953	$(23,899)
Equity in loss of subsidiaries	15,953	—	(15,953)	—
Other adjustments	64,661	25,559	—	90,220

Operating activities	56,715	9,606	—	66,321
Investing activities	(1,301)	(1,639)	—	(2,940)
Financing activities	(55,192)	(8,541)	—	(63,733)
Effect of exchange rate on cash	—	1,667	—	1,667

Net increase in cash	222	1,093	—	1,315
Cash at the beginning of the period	26	1,980	—	2,006

Cash at the end of the period	$248	$3,073	$—	$3,321

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

	For the Fiscal Year Ended January 31, 2009
	Guarantor Entities	Non-Guarantor Entities	Eliminations	Consolidated Totals
Net cash provided by (used in):
Operating activities
Net earnings	$50,556	$759	$(759)	$50,556
Equity in earnings of subsidiaries	(759)	—	759	—
Other adjustments	34,180	(26,266)	—	7,914

Operating activities	83,977	(25,507)	—	58,470
Investing activities	(27,971)	195	—	(27,776)
Financing activities	(61,937)	19,573	—	(42,364)
Effect of exchange rate on cash	—	1,294	—	1,294

Net decrease in cash	(5,931)	(4,445)	—	(10,376)
Cash at the beginning of the period	5,957	6,425	—	12,382

Cash at the end of the period	$26	$1,980	$—	$2,006

Note 8. Significant Balance Sheet Accounts

        Allowance for Doubtful Accounts:    Activity in the allowance for doubtful accounts was as follows:

	Fiscal Year Ended January 31,
(Dollars in thousands)	2011	2010	2009
Allowance for doubtful accounts at beginning of period	$4,919	$3,599	$3,140
Additions to reserves	684	2,482	1,281
Writeoffs against allowance for doubtful accounts	(3,085)	(1,327)	(1,189)
Collections of previously reserved items	189	165	367

Allowance for doubtful accounts at end of period	$2,707	$4,919	$3,599

        Inventories:    Summarized below are the components of inventories:

	As of January 31,
(Dollars in thousands)	2011	2010
Inventory purchased under distributor agreements	$107,872	$104,542
Raw materials and spare parts	79,231	93,017
Work in process	97,501	34,481
Finished goods	1,305	16,273

Total inventories, net	$285,909	$248,313

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Significant Balance Sheet Accounts (Continued)

        Raw materials and spare parts include OEM equipment and components used in the manufacturing segment. Finished goods includes manufactured equipment that is essentially complete at January 31, 2010. The inventory balances above are net of inventory valuation allowances of $30.4 million and $20.4 million at January 31, 2011 and January 31, 2010, respectively.

        Contracts in Process:    Recoverable costs and accrued profits not yet billed relate to long-term equipment contracts. Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred costs are classified as current liabilities. Progress billings on contracts are made in accordance with the terms and conditions of the contracts, which often differ from the revenue recognition process. A summary of the status of uncompleted contracts is as follows:

	As of January 31,
(Dollars in thousands)	2011	2010
Costs incurred on uncompleted contracts	$91,768	$109,788
Accrued profits	22,744	33,800

	$114,512	$143,588
Less billings to date	(39,863)	(105,661)

	$74,649	$37,927

Recoverable costs and accrued profits not yet billed (CIEB)	$78,934	$38,042
Billings in excess of incurred costs and accrued profits (BIEC)	(4,285)	(115)

	$74,649	$37,927

        Property, Plant and Equipment:    Components of property, plant and equipment, net, were as follows:

	As of January 31,
(Dollars in thousands)	2011	2010
Machinery and equipment	$29,852	$27,892
Buildings and leasehold improvements	27,918	27,299
Rental equipment	67,067	60,655
Computer hardware and software	4,701	4,459
Accumulated depreciation	(62,220)	(48,546)

Net depreciable assets	$67,318	$71,759
Construction in progress	696	384
Land	7,063	7,063

Property, plant and equipment, net	$75,077	$79,206

        Depreciation expense was $15.5 million, $16.1 million and $15.7 million in Fiscal 2010, 2009 and 2008, respectively.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Significant Balance Sheet Accounts (Continued)

        Rental equipment includes generator sets, air compressors, rail car movers and material handling equipment that is leased to customers under operating lease arrangements with terms ranging from one month up to three years. Rental equipment is depreciated over its estimated useful life, and is occasionally transferred into finished goods inventory for resale to customers.

        Intangible Assets and Goodwill:    Amounts allocated to intangible assets are amortized on a straight-line basis over their estimated useful lives. Intangible assets include the following:

		As of January 31, 2011
(Dollars in thousands)	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Impairment	Currency Translation	Net
Non-current amortizable intangible assets:
Engineering drawings	2.5 - 10 Years	$6,346	$(5,211)	$—	$189	$1,324
Distribution contracts	27 Years	3,384	(624)	—	—	2,760
Customer relationships	6 - 11 Years	7,409	(3,097)	—	635	4,947
Patents	4 Years	209	(209)	—	—	—
Non-compete covenant	5 Years	1,420	(1,182)	—	105	343

Total		$18,768	$(10,323)	$—	$929	$9,374

Indefinite-lived intangible assets:
Trademarks	—	9,150	—	(2,834)	374	6,690

Total		$27,918	$(10,323)	$(2,834)	$1,303	$16,064

		As of January 31, 2010
(Dollars in thousands)	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Impairment	Currency Translation	Net
Non-current amortizable intangible assets:
Engineering drawings	2.5 - 10 Years	$6,346	$(4,947)	$—	$189	$1,588
Distribution contracts	27 Years	3,384	(499)	—	—	2,885
Customer relationships	6 - 11 Years	7,409	(2,318)	—	380	5,471
Patents	4 Years	209	(176)	—	—	33
Non-compete covenant	5 Years	1,420	(871)	—	78	627

Total		$18,768	$(8,811)	$—	$647	$10,604

Indefinite-lived intangible assets:
Trademarks	—	9,150	—	—	191	9,341

Total		$27,918	$(8,811)	$—	$838	$19,945

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Significant Balance Sheet Accounts (Continued)

        Amortization expense was $1.5 million, $2.3 million and $3.2 million in Fiscal 2010, 2009 and 2008, respectively. Amortization expense for the next 5 years is expected to be as follows:

(Dollars in thousands)
Fiscal 2011	$1,398
Fiscal 2012	1,135
Fiscal 2013	1,007
Fiscal 2014	1,001
Fiscal 2015	1,001

Total	$5,542

        The following table presents goodwill, which resulted from the Crown Acquisition, as of the dates indicated, as well as changes in the account during the period shown.

(Dollars in thousands)	Amount
Carrying amount as of January 31, 2010	$26,671
Currency translation	1,982
Impairment	(28,653)

Carrying amount as of January 31, 2011	$—

        Warranty Costs:    A summary of activity for accrued warranty costs, recorded in other current liabilities on the consolidated balance sheet, for the periods ended January 31, 2011, 2010 and 2009 was as follows:

	Fiscal Year Ended January 31,
Dollars in thousands	2011	2010	2009
Accrued warranty costs at beginning of period	$4,398	$4,990	$5,982
Payments for warranty obligations	(4,245)	(6,174)	(6,222)
Warranty accrual	8,957	5,582	5,230

Accrued warranty costs at end of period	$9,110	$4,398	$4,990

        Other current liabilities:    Included in other current liabilities are $12.2 million and $15.6 million of accrued job costs as of January 31, 2011 and January 31, 2010, respectively. No other item comprised more than 5% of total current liabilities as of January 31, 2010 or January 31, 2009.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Equity

        The Company has 100,005,000 common units issued and outstanding, which consist of both Common Units and Common B Units. Additionally, the Company has Common A Units, none of which are issued or outstanding. These three classes of Units have the same economic rights. The voting and transfer rights of the three classes differ in that the Common Units are entitled to one vote per Common Unit and upon transfer shall remain designated as Common Units. The Common A Units are entitled to ten votes per Common A Unit and upon transfer will be designated as Common Units. The Common B Units are entitled to ten votes per Common B Unit and upon transfer may be designated by the transferor as Common B Units, Common A Units or Common Units. As of January 31, 2011 and 2010, the number of Common Units and Common B Units issued and outstanding was 48,255,000 and 51,750,000.

        Stewart & Stevenson LLC is a limited liability company, therefore, U.S. federal and certain state taxes are paid by the holders of our common units. As a limited liability company, the common interest holders' liability is limited to the capital invested in the Company.

        Share-Based Compensation:    On September 5, 2007, our board of directors adopted the 2007 Incentive Compensation Plan ("Incentive Plan"). The Incentive Plan received the required approval of a majority of our unit holders and became effective on September 27, 2007. In connection with the adoption and approval of the Incentive Plan, the compensation committee of the board, which has the responsibility to administer the Incentive Plan, made certain grants of restricted shares to our non-executive directors and certain members of our senior executive management. The grants to our four non-executive directors totaled 240,000 restricted shares vesting in five (5) 48,000 share tranches, with each such tranche vesting upon board service for a complete fiscal year. In addition, approximately 112,000 of the restricted shares granted to three former directors were earned as part of their service to us with the balance of their grants being forfeited. The executive grants total 60,000 restricted shares vesting in five (5) 12,000 share tranches, with each tranche vesting upon employment for a complete fiscal year. In addition, approximately 20,000 of the restricted shares granted to a former executive were earned before his resignation from the company with the balance being forfeited. The executive grants are subject to the achievement of net pre-tax income growth in the relevant fiscal year that exceeds the median net pre-tax income growth of a peer group of companies consisting of Schlumberger, Ltd., National Oilwell Varco, Inc., Weatherford International Ltd. and Cameron International Corp. and are subject to acceleration in the case of an executive's death or disability. This performance condition was met for Fiscal 2010 and 12,000 shares vested; however, this performance condition was not met for Fiscal 2009 or Fiscal 2008 and those tranches were forfeited. All grants are subject to (i) the completion of an initial public equity offering and (ii) accelerated vesting upon a change-in-control of the company. No expense has been recognized for these grants because the contingent condition has not occurred and as of January 31, 2011, diluted earnings per share excluded the approximately 408,000 contingent unvested restricted shares. A total of 396,000 restricted shares will vest upon completion of an initial public equity offering, and we will record a non-cash compensation expense in connection therewith in an amount equal to the grant-date fair value of such vested shares, estimated to be approximately $5.0 million.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Employee Retirement Savings Plan

        We sponsor an employee retirement savings plan which qualifies under Section 401(k) of the Internal Revenue Code. The savings plan is designed to provide eligible employees with an opportunity to make regular contributions into a long-term investment and savings program. Substantially all U.S. employees are eligible to participate in the savings plan beginning on the first full pay period after employment. During Fiscal 2010 and Fiscal 2009, we matched employee contributions at the rate of 35% up to 6% of eligible earnings. During Fiscal 2008, we matched employee contributions at the rate of 50% up to 6% of eligible earnings. We incurred expenses of $1.5 million, $1.4 million and $3.5 million for Fiscal 2010, 2009 and 2008, respectively. During Fiscal 2011, we will match employee contributions at the rate of 35% up to 6% of eligible earnings.

Note 11. Recent Accounting Pronouncements

        Revenue recognition for arrangements with multiple deliverables:    In October 2009, the Financial Accounting Standards Board issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into beginning, or materially modified on or after, February 1, 2011. We do not expect the provisions of this update to have a material impact on our consolidated financial statements.

Note 12. Leases

        Operating Lease Commitments:    We lease certain facilities and equipment from third parties under operating lease arrangements of varying terms. Under the terms of these operating lease arrangements, we are generally obligated to make monthly rental payments to the lessors, and include no further obligations at the end of the lease terms. If we elect to cancel or terminate a lease prior to the end of its term, we are typically obligated to make all remaining lease payments. In certain cases, however, we are allowed to sublet the assets to another party. Total rent expense was $9.6 million, $10.2 million and $10.4 million in Fiscal 2010, 2009 and 2008, respectively.

        Future minimum lease payments under operating leases as of January 31, 2011 are as follows:

(Dollars in thousands)
Fiscal 2011	$9,470
Fiscal 2012	4,653
Fiscal 2013	2,860
Fiscal 2014	1,753
Fiscal 2015 and thereafter	1,129

Total	$19,865

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Related Party Transactions

        James W. Crystal, a member of our board of directors, is also the Chairman and Chief Executive Officer of Frank Crystal & Company, Inc., an insurance brokerage firm. In Fiscal 2010, 2009 and 2008, we purchased insurance coverage through Frank Crystal & Company, Inc., generating commissions to Frank Crystal and Company, Inc. of $477,799, $358,426 and $360,662, respectively. The purchase of this coverage was negotiated on an arm's length basis and we believe that the premium was within the range of market prices for similar types of insurance coverage. We currently anticipate that we will continue to procure insurance from Frank Crystal & Company, Inc.

        Backlog as of January 31, 2011 includes $37.5 million of related party transactions reflecting an order in Fiscal 2009 from an affiliate. Revenue recognition from this transaction will be deferred until title to the product passes to a third party and all other revenue recognition criteria have been met. A deposit in the amount of $31.2 million is recorded as a customer deposit in our consolidated balance sheet. Included in inventories, net is $29.5 million in costs related to this contract, and no amounts have been recorded in the consolidated statements of operations through January 31, 2011.

        The Company's current practice with respect to related party transactions is as follows: (i) transactions with a value not exceeding $10,000 are subject to approval by our Chairman (other than transactions in which our Chairman may be a party), (ii) transactions in which our Chairman may be a party or transactions with a value in excess of $10,000 but not exceeding $100,000 are subject to approval by our Executive Committee (excluding, as appropriate, the participation of a member of the Executive Committee who may be a party to such transactions) and (iii) all other transactions are subject to approval of our board of directors (excluding, as appropriate, the participation of a member of the board of directors who may be a party to such transaction).

Note 14. Litigation and Contingencies

        In July 2009, we settled an arbitration action brought against one of our suppliers and us. Fiscal 2009 results of operations, after insurance proceeds and receipt of certain inventory, were negatively impacted by approximately $3.5 million, which is recorded in selling and administrative expenses. The settlement resolved the arbitration action and resulted in dismissal and release of all claims alleged.

        During Fiscal 2009, the State of Texas began conducting a sales and use tax audit for Fiscal 2006, 2007 and 2008. Recently, the audit period has been expanded to include Fiscal 2009. In the second quarter of Fiscal 2009, we completed a preliminary analysis and recorded our then best estimate of probable loss as a charge to selling and administrative expenses and other current liabilities in our consolidated financial statements. As the audit process and periods have evolved, we have continued to evaluate this analysis and have recorded adjustments to the accrual reflecting our best estimate of probable loss. The audit remains in process and, accordingly, our ultimate loss could be greater, or less, than the amounts we have recorded.

        We are also a defendant in a number of lawsuits relating to matters normally incident to our business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which we conduct our business or on our consolidated results of operations, financial position or liquidity. We maintain certain insurance policies that provide coverage for product liability and personal injury cases. These insurance policies are subject to a self-insured retention for which we are responsible, which is generally $500,000 for newer cases and $1.0 million for cases initiated before Fiscal 2009. We have established reserves that we believe to be adequate based on current evaluations and our experience in these types of claim situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on our consolidated results of operations in the period in which it occurs.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15. Concentrations

        Our principal distribution agreements, which account for a significant portion of total purchases, are generally non-exclusive agreements and are subject to early termination by either party for a variety of causes. No assurance can be given that such distribution agreements will be renewed beyond their expiration dates. Any interruption in the supply of materials from the original manufacturers, or a termination of a distributor agreement, could have a material adverse effect on the results of operations.

        We market our products and services throughout the world and are not dependent upon any single geographic region outside the United States. Substantially all of our long-lived assets are located in the United States. Our sales to countries outside the United States, including sales to U.S. customers for export, totaled $166.7 million, $205.6 million and $430.5 million in Fiscal 2010, 2009 and 2008, respectively. We are not dependent on any single customer and in Fiscal 2010, no single customer accounted for more than 5.4% of our total revenues. Our top 10 customers generated approximately 30.7% of our total revenues during Fiscal 2010.

Note 16. Quarterly Financial Information—Unaudited

Fiscal year ended January 31, 2011

	Quarter ended
(Dollars in thousands)	May 1, 2010	July 31, 2010	October 30, 2010	January 31, 2011	Total Year
Sales	$161,936	$206,132	$228,502	$264,664	$861,234
Gross profit	25,679	37,045	42,719	39,824	145,267
Net (loss) earnings	$(4,699)	$7,393	$9,927	$(22,653)	$(10,032)
Net (loss) earnings per unit:
Basic	$(0.05)	$0.07	$0.10	$(0.23)	$(0.10)
Diluted	$(0.05)	$0.07	$0.10	$(0.23)	$(0.10)

Net loss for the quarter ended January 31, 2011 includes the impact of the $31.5 million goodwill and indefinite-lived intangible assets impairment charge for Crown.

Fiscal year ended January 31, 2010

	Quarter ended
(Dollars in thousands)	May 2, 2009	August 1, 2009	October 31, 2009	January 31, 2010	Total Year
Sales	$190,128	$173,205	$167,263	$158,080	$688,676
Gross profit	38,896	25,956	23,672	23,124	111,648
Net earnings (loss)	$3,710	$(9,748)	$(8,188)	$(9,673)	$(23,899)
Net earnings (loss) per unit:
Basic	$0.04	$(0.10)	$(0.08)	$(0.10)	$(0.24)
Diluted	$0.04	$(0.10)	$(0.08)	$(0.10)	$(0.24)

Selling and general administrative expenses for the quarter ended August 1, 2009 included $3.4 million for a probable sales tax liability.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17. Subsequent Event (unaudited)

        EMDSI acquisition.    On March 23, 2011, we acquired 100% of the stock of EMDSI-Hunt Power, L.L.C. ("EMDSI") in an all cash transaction from ITOCHU Corporation of Japan for total consideration of approximately $25.7 million, subject to final closing adjustments. The acquisition was funded from available cash and through borrowings under our revolving credit facility. EMDSI, which is based in Harvey, Louisiana, specializes in the marketing and distribution of medium speed diesel engines for marine propulsion, drilling and power generation applications and is a provider of aftermarket parts and service.

        The following summarizes the preliminary fair values of the assets acquired and liabilities assumed at the acquisition date. The assets acquired and liabilities assumed remain subject to final closing adjustments, and our ongoing evaluation thereof, which could impact the amount of net tangible assets acquired and, thus, increase or decrease the total consideration transferred. We are in the process of obtaining third-party valuations for the inventories, property, plant and equipment, intangible assets and goodwill acquired. Accordingly, the amounts below, which are reflective as of the acquisition date, remain subject to change.

(Dollars in thousands)	As of March 23, 2011
Cash	$2,345
Accounts receivable	5,009
Inventories	9,494
Property, plant and equipment	3,206
Other assets	178

Total identifiable tangible assets acquired	20,232
Total liabilities (current) assumed	6,922

Net identifiable tangible assets acquired	13,310
Intangible assets and goodwill	12,437

Net assets acquired	$25,747

        The summary results of operations information for EMDSI for the twelve months ended December 31, 2010 are as follows:

(Dollars in thousands)
Sales	$24,963
Net loss	$(20,375)
Adjusted net loss	$(3,935)

Adjusted net loss, a non-GAAP financial measure, reflects the exclusion of a $16.4 million goodwill and intangible assets impairment recorded by EMDSI in its 2010 results of operations.

Unaudited pro forma condensed combined
financial statements

On March 23, 2011, we acquired 100% of the stock of EMDSI-Hunt Power, L.L.C. ("EMDSI") in an all cash transaction from ITOCHU Corporation of Japan for total consideration of approximately $25.7 million, subject to final closing adjustments. The acquisition was funded from available cash and through borrowings under our revolving credit facility. The merger will be accounted for using the acquisition method of accounting. Under the acquisition method of accounting, Stewart & Stevenson LLC will record all assets acquired and liabilities assumed at their respective acquisition-date fair values.

Basis of pro forma presentation

The following unaudited pro forma condensed combined financial statements and related notes combines the historical consolidated balance sheet and results of operations of Stewart & Stevenson LLC and of EMDSI. The pro forma balance sheet gives effect to the acquisition as if it had occurred on January 31, 2011. The pro forma statements of operations for the fiscal year ended January 31, 2011 gives effect to the acquisition as if it had occurred on February 1, 2010. The pro forma statement of operations for fiscal year ended January 31, 2011 was prepared by combining the Stewart & Stevenson historical consolidated statement of operations for the fiscal year ended January 31, 2011 and EMDSI's historical consolidated statement of operations for the fiscal year ended December 31, 2010.

The unaudited pro forma condensed combined financial statements reflect the acquisition consideration transferred. Under FASB ASC Topic 805, acquisition-related transaction costs (i.e. advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

As of the date of this prospectus, Stewart & Stevenson LLC has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the EMDSI assets to be acquired and liabilities to be assumed and the related allocations to such items, including goodwill. Accordingly, assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. In addition, Stewart & Stevenson LLC has not identified the adjustments, if any, necessary to conform the EMDSI financial records to Stewart & Stevenson accounting policies. As a result, actual results will differ from this unaudited pro forma condensed combined financial information once Stewart & Stevenson LLC has completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations, and identified any necessary conforming accounting policy changes for EMDSI. Accordingly, the final allocations of consideration and their effects on the results of operations, may differ materially from the estimated allocations and unaudited pro forma combined amounts included herein.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial position of Stewart & Stevenson LLC that would have been recorded had the acquisition been completed as of the dates presented, and should not be taken as representative of future results of operations or financial position of the combined company.

The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, cost savings or economies of scale that Stewart & Stevenson LLC may achieve with respect to the combined operations of Stewart & Stevenson and EMDSI. Additionally, the pro forma statements of operations do not include any non-recurring charges or credits and the related tax effects which result directly from the transaction.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the Stewart & Stevenson LLC Annual Report on Form 10-K.

Stewart & Stevenson LLC and subsidiaries

Unaudited pro forma condensed combined balance sheet

(Dollars in thousands)	Stewart & Stevenson LLC historical	EMDSI, L.L.C. historical	Pro forma adjustments	Pro forma combined

Assets
Current assets:
Cash and cash equivalents	$9,168
Restricted cash	5,000
Accounts receivable, net	85,236
Recoverable costs and accrued profits not yet billed	78,934
Inventories, net	285,909
Other current assets	7,186

Total current assets	471,433
Property, plant and equipment, net	75,077
Goodwill and intangibles, net	16,064
Deferred financing costs and other assets	5,029

Total assets	$567,603
Liabilities and shareholders' equity
Current liabilities:
Bank notes payable	$7,401
Current portion of long-term debt	40
Accounts payable	81,198
Accrued payrolls and incentives	15,913
Billings in excess of incurred costs	4,285
Customer deposits	80,346
Other current liabilities	43,979

Total current liabilities	233,162
Long-term debt, net of current portion	185,181
Other long-term liabilities	226

Total liabilities	418,569
Commitments and contingencies
Shareholders' equity:
Common units, 100,005,000 units issued and outstanding	74,113
Accumulated other comprehensive income	5,092
Retained earnings	69,829

Total shareholders' equity	149,034

Total liabilities and shareholders' equity	$567,603

Stewart & Stevenson LLC and subsidiaries

Unaudited pro forma condensed combined
statement of operations

(Dollars and units in thousands)	Stewart & Stevenson LLC historical	EMDSI, L.L.C. historical	Pro forma adjustments	Pro form combined

Sales	$861,234
Cost of sales	715,967

Gross profit	145,267
Selling and administrative expenses	104,252
Impairment of goodwill and indefinite-lived intangible assets	31,487
Other (income) expense, net	(1,026)

Operating profit (loss)	10,554
Interest expense, net	19,886

(Loss) earnings before income taxes	(9,332)
Income tax expense	700

Net (loss) earnings	$(10,032)
Pro forma income tax expense (benefit) (unaudited)	$8,227

Pro forma net earnings (loss) available for common unit holders (unaudited)	$(18,259)

Weighted average units outstanding:
Basic	100,005
Diluted	100,005
Net (loss) earnings per common unit
Basic	$(0.10)
Diluted	$(0.10)
Pro forma tax effect—basic (unaudited)	$(0.18)
Pro forma tax effect—diluted (unaudited)	$(0.18)

                           shares

Stewart & Stevenson Inc.

Common stock

Preliminary Prospectus

J.P. Morgan

                                        , 2011

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until 25 days after the date of this prospectus, all dealers that buy, sell or trade in our shares of Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$29,025	(1)
FINRA filing fee		25,500	(1)
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total	$	*

(1)   Reflects amounts previously paid.

*      To be completed by amendment

Item 14.   Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation and the registrant's bylaws will provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant will enter into separate indemnification agreements under Delaware law with its directors and executive officers which will require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities determined to arise from acts or omissions not in good faith or not reasonably believed to be in the best interests of the registrant).

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The registrant maintains standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the registrant with respect to indemnification payments that it may make to such directors and officers.

Item 15.    Recent sales of unregistered securities.

None.

Item 16.    Exhibits and financial statement schedules.

(a)
Exhibits

Number		Description

1.1	*	Underwriting Agreement
3.1	*	Form of Certificate of Incorporation of Stewart & Stevenson Inc.
3.2	*	Form of Bylaws of Stewart & Stevenson Inc.
3.2	*	Form of Plan of Conversion
3.4
Stewart & Stevenson LLC's Certificate of Formation (Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 filed on February 2, 2007 (File No. 333-140441) and incorporated herein by reference.)
3.5
Stewart & Stevenson LLC's Operating Agreement (Filed as Exhibit 3.7 to the Registrant's Registration Statement on Form S-4 filed on February 2, 2007 (File No. 333-140441) and incorporated herein by reference.)
4.1	*	Form of specimen Common Stock certificate
4.2
Indenture dated as of July 6, 2006, among Stewart & Stevenson LLC, Stewart & Stevenson Corp., the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association (Filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-138952), filed on January 31, 2007, and incorporated herein by reference.)
4.3
First Supplemental Indenture, dated as of March 10, 2010, among Stewart & Stevenson LLC, Stewart & Stevenson Manufacturing Technologies LLC and Wells Fargo Bank, National Association, to Indenture dated as of July 6, 2006 (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2010 filed on June 6, 2010 (File No. 001-33836) and incorporated herein by reference.)
4.4
Second Supplemental Indenture, dated as of March 23, 2011, among Stewart & Stevenson LLC, EMDSI-Hunt Power, L.L.C. and Wells Fargo Bank, National Association, to Indenture dated July 6, 2006 (filed as Exhibit 10.1(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 filed on May 2, 2011 (File No. 001-33836) and incorporated herein by reference.)
5.1	*	Opinion of Jones Day

Number		Description

10.1		Second Amended and Restated Credit Agreement dated as of February 13, 2007 by and among Stewart & Stevenson LLC, Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC, Stewart & Stevenson Funding Corp., S&S Agent LLC, the Canadian Borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and as U.S. Collateral Agent, JPMorgan Chase Bank, NA, Toronto Branch as Canadian Administrative Agent and as Canadian Collateral Agent and JPMorgan Chase Bank, N.A., as Export-Related Lender (Filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Registration Statement of Form S-4, filed on February 28, 2007 (File No. 333-140441), and incorporated herein by reference.)
10.2
Asset Purchase Agreement, dated as of October 24, 2005, by and among Stewart & Stevenson Services, Inc., IPSC Co. Inc., Stewart & Stevenson Holdings, Inc., Stewart & Stevenson De Las Americas, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Power, Inc., S&S Trust and Hushang Ansary (Filed as Exhibit 10.3 to Amendment No. 1 to the Registrant Registration Statement on Form S-1 (Reg. No. 333-138952), filed on January 31, 2007, and incorporated herein by reference.)
10.3
Asset Purchase Agreement, dated as of September 27, 2005, by and among Stewart & Stevenson Services, Inc., Stewart & Stevenson Petroleum Services, Inc., Stewart & Stevenson International, Inc., Sierra Detroit Diesel Allison, Inc., S&S Trust and Hushang Ansary (Filed as Exhibit 10.4 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-138952), filed on January 31, 2007, and incorporated herein by reference.)
10.4
Asset Purchase Agreement dated February 25, 2007 by and among Stewart & Stevenson LLC, Crown Energy Technologies Inc., Crown Energy Technologies, Inc., Crown Energy Technologies (Oklahoma) Inc., Crown Energy Technologies (Odessa) Inc., Crown Energy Technologies (Victoria) Inc., Crown Energy Technologies (Casper) Inc., Crown Energy Technologies (Bakersfield), Inc., Rance E. Fisher, and Todd E. Fisher (Filed as Exhibit 10.4 to Amendment No. 1 to the Registrant's Registration Statement on Form S-4, filed on February 28, 2007 (File No. 333-140441), and incorporated herein by reference.)
10.5
Stewart & Stevenson 2007 Incentive Compensation Plan (Filed as Exhibit 10.4 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-138952), filed on September 28, 2007, and incorporated herein by reference.)
10.6	*	Form of Registration Rights Agreement by and among Stewart & Stevenson LLC, Parman Capital Group LLC, EC Investments B.V., Frank Carlucci and Nina Ansary
10.7	*	Form of Indemnification Agreement between Stewart & Stevenson Inc. and each of its officers and directors
10.8	*	Form of Tax Matters Agreement by and between Stewart & Stevenson Inc. and the parties identified therein
10.9
Employment Agreement, dated as of November 6, 2007, between Stewart & Stevenson LLC and Hushang Ansary (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed, on November 13, 2007, and incorporated herein by reference.)

Number		Description

10.10		Employment Agreement, dated as of February 2, 2011, between Stewart & Stevenson LLC and Stephen Fulgham (Filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 filed on May 2, 2011 (File No. 001-33836) and incorporated herein by reference.)
21.1		Subsidiaries of the Registrant (Filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 filed on May 2, 2011 (File No. 001-33836) and incorporated herein by reference.)
23.1		Consent of Ernst & Young LLP.
23.2	*	Consent of Jones Day (included in Exhibit 5.1).
24.1		Powers of Attorney (see signature page)

*      To be filed by amendment.

Item 17.   Undertakings.

(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

1.     For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

2.     For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on May 2, 2011.

Stewart & Stevenson LLC
By:	/s/ HUSHANG ANSARY Name: Hushang Ansary Title: Chairman of the Board of Directors

Power of attorney

We, the undersigned directors and officers of Stewart & Stevenson LLC (the "Company"), hereby severally constitute and appoint Hushang Ansary and John B. Simmons, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, any and all amendments to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on May 2, 2011.

Signature	Title

/s/ HUSHANG ANSARY Hushang Ansary	Chairman
/s/ FRANK C. CARLUCCI Frank C. Carlucci	Vice Chairman and Director
/s/ ROBERT L. HARGRAVE Robert L. Hargrave	Vice Chairman and Director

Signature	Title

/s/ STEVE FULGHAM Steve Fulgham	Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN B. SIMMONS John B. Simmons	Chief Financial Officer and Director (Principal Financial Officer)
/s/ ANDREW M. CANNON Andrew M. Cannon	Chief Accounting Officer (Principal Accounting Officer)
/s/ NINA ANSARY Nina Ansary	Director
/s/ JAMES W. CRYSTAL James W. Crystal	Director
/s/ MUNAWAR H. HIDAYATALLAH Munawar H. Hidayatallah	Director
/s/ JOHN D. MACOMBER John D. Macomber	Director
/s/ ANTHONY G. PETRELLO Anthony G. Petrello	Director
/s/ J. ROBINSON WEST J. Robinson West	Director